UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as DTG or the company. DTG’s principal executive offices are located at 5330 East 31st Street, Tulsa, Oklahoma 74135. DTG’s phone number at this address is (918) 660-7700. DTG’s website is located at www.dtag.com. The information on DTG’s website should not be considered part of this Schedule 14D-9.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9, which, together with any exhibits and annexes attached hereto, we refer to as the Schedule 14D-9, relates to the common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of DTG, which we refer to as the DTG common stock. As of the close of business on June 1, 2011, there were 28,949,753 shares of DTG common stock issued and outstanding, 2,177,372 shares of DTG common stock issuable pursuant to the exercise of outstanding stock options, 139,500 shares of DTG common stock issuable upon conversion of performance share and unit awards and 280,839 shares of DTG common stock issuable upon conversion of vested and unvested restricted stock units.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

DTG is the person filing this Schedule 14D-9. The information about DTG’s business address and business telephone number is set forth in Item 1 above.

Tender Offer and Share Exchange

This Schedule 14D-9 relates to the exchange offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as the offeror and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated May 24, 2011 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”) filed by the offeror with the Securities and Exchange Commission, which we refer to as the SEC, to exchange each of the issued and outstanding shares of DTG common stock for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz (“Hertz common stock”), which we refer to as the offer price.

The detailed terms and conditions of the offer are set forth in the preliminary Prospectus/Offer to Exchange, dated May 24, 2011 (the “Prospectus/Offer to Exchange”), filed as Exhibit (a)(4)(B) to the Schedule TO, and the related Letter of Transmittal, filed as Exhibit (a)(1)(A) to the Schedule TO (which, together with the Prospectus/Offer to Exchange, as each may be amended or supplemented from time to time, constitute, and are referred to as, the offer). According to the Prospectus/Offer to Exchange, the offer will expire at 12:00 Midnight, New York City Time, on July 8, 2011 (the “expiration date”), unless the offeror extends the offer. The offeror has indicated that it currently has no intention of providing a subsequent offering period but reserves the right to do so.

The Prospectus/Offer to Exchange states that the purpose of the offer is for Hertz to acquire control of, and ultimately the entire equity interest in, DTG. Hertz has stated that it intends, as soon as practicable after the consummation of the offer, to seek to consummate a merger of DTG and the offeror (or one of its or Hertz’s subsidiaries) (such merger, the “second-step merger”), pursuant to which each then outstanding share of DTG common stock not owned by Hertz or any of its subsidiaries or by DTG stockholders who perfect appraisal rights under Delaware law, to the extent available, would be converted into the right to receive the same amount of cash and the same number of shares of Hertz common stock delivered in respect of each outstanding share of DTG common stock pursuant to the offer.

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the offer.

The Prospectus/Offer to Exchange states that the principal executive offices of the offeror and Hertz are located at 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713, and that the telephone number of Hertz’s principal executive offices is (201) 307-2000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or in the excerpts of DTG’s 2011 Definitive Proxy Statement, dated April 26, 2011 (the “2011 Proxy Statement”) filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference into this Item 3, as of the date of this Schedule 14D-9, to the knowledge of the company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Hertz, the offeror or their respective executive officers, directors or affiliates.

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between DTG and its Current Executive Officers and Directors

Under DTG’s current equity plan, the Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, as amended (the “Equity Plan”), incorporated by reference as an Exhibit to this Schedule 14D-9, in the event of a “Change in Control” (as defined under the Equity Plan and described in greater detail in Item 8) of DTG, awards that are outstanding at the time of a Change in Control generally will, as of such Change in Control, become fully and immediately vested, and any awards that are options to purchase DTG common stock (the “Option Rights”) will, as of such Change in Control, become exercisable and may be exercised for the remaining term of the Option Rights. Performance units granted under the Equity Plan on December 3, 2010 (the “Performance Units”) will vest only if the applicable executive officer’s employment is terminated by DTG without Cause (as described more fully in Item 8) or under circumstances that would constitute a Qualified Termination (as described more fully in Item 8) under the Employment Continuation Arrangements (as described more fully in Item 8) during the two-year period following the Change in Control and, in the case of DTG’s CEO, in an anticipatory termination preceding the Change in Control. Restricted stock units or “RSUs” granted to directors on January 26, 2011 will vest if the applicable director’s service on the DTG board of directors terminates in connection with a Change in Control. Consummation of the offer would constitute a Change in Control for purposes of DTG’s Equity Plan. If an executive officer’s employment continues following a Change in Control of DTG, the performance target for all outstanding Performance Units will be deemed to have been met as of the date of the Change in Control and the Performance Units will continue to vest upon satisfaction of the applicable time-based vesting provisions, subject to accelerated vesting and settlement upon a termination of employment without Cause or a Qualified Termination. Additional information regarding the potential payments and benefits for DTG’s directors and executive officers is set forth below, and, for DTG’s executive officers, who are also DTG’s Named Executive Officers, as defined in Item 8, is set forth in Item 8.

There are no employment contracts with any executive officer of DTG. DTG has entered into a change in control agreement (the “Employment Continuation Agreement”) with Chief Executive Officer Scott L. Thompson, and maintains a change in control plan (the “Employment Continuation Plan”) for senior management employees, including DTG’s executive officers other than the Chief Executive Officer, both of which provide certain payments and benefits in the event an executive officer’s employment is terminated without Cause or under circumstances that would constitute a Qualified Termination during the two-year period following the Change in Control and, in the case of DTG’s Chief Executive Officer, in an anticipatory termination preceding the Change in Control. Consummation of the offer would constitute a Change in Control for purposes of the Employment Continuation Agreement and the Employment Continuation Plan. Information regarding the potential payments and benefits under the Employment Continuation Agreement and

Employment Continuation Plan for DTG’s executive officers, who are also DTG’s Named Executive Officers, is provided under Item 8.

For further information with respect to these arrangements see Item 8 and the excerpts of the 2011 Proxy Statement under the headings: “Security Ownership of Certain Beneficial Owners, Directors, Director Nominees and Executive Officers”; “Compensation of the Board of Directors”; “Executive Compensation”; and “Transactions With Related Persons, Promoters and Certain Control Persons”.

Indemnification and Insurance.  Section 145 of the Delaware General Corporation Law, or the DGCL, permits DTG to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the company) arising by reason of the fact that he or she is or was an officer or director of DTG if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits DTG to indemnify any such officer or director against expenses incurred in an action by or in the right of the company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company, except in respect of any matter as to which such person is adjudged to be liable to the company, in which case court approval must be sought for indemnification. In addition, Section 145 permits the company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. The statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. The statute provides that it is not exclusive of other indemnification that may be granted by DTG’s bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and DTG has purchased such insurance.

Article Eighth of the DTG certificate of incorporation requires indemnification to the fullest extent permitted under the DGCL, of any person who was or is a party to (or witness in) or is threatened to be made a party to (or witness in) any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of (i) his or her service (or agreement to serve) as a director or officer of DTG, or at the request of DTG, as a director, officer, trustee, employee or agent of or in any other capacity with respect to another corporation, partnership, joint venture, trust or other enterprise (in any of the foregoing capacities, a “representative of the company”), or (ii) any action alleged to have been taken or omitted in such capacity. The provisions require DTG to indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of DTG, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. DTG may indemnify to the same extent any person who was or is a party to (or witness in) or is threatened to be made a party to (or witness in) any such action, suit or proceeding by reason of his or her service (or agreement to serve) as an employee or agent of DTG, or at the request of DTG, as a representative of the company.

The Article also states that DTG shall (in the case of any action, suit or proceeding against a director or officer of DTG) or may (in the case of any action, suit or proceeding against an employee, agent or representative of the company) advance expenses (including attorneys’ fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding. Such expenses shall or may be paid by DTG in advance of the final disposition of such action, suit or proceeding as authorized by the DTG board of directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by DTG.

Effect of the Offer on Shares of DTG Common Stock held by Directors and Executive Officers

Consideration Payable Pursuant to the Offer.  If the company’s directors and executive officers were to tender any shares of DTG common stock that they beneficially own pursuant to the offer, they would receive the offer price in respect of each share of DTG common stock tendered — $57.60 in cash, without interest and less any required withholding taxes, and 0.8546 shares of Hertz common stock — on the same terms and subject to the same conditions as the company’s other stockholders. As of June 1, 2011, the company’s directors and executive officers, as a group, beneficially owned an aggregate of 563,018 shares of DTG common stock (excluding for this purpose shares of DTG common stock underlying Option Rights, which are set forth in the table below, but including shares of DTG common stock issuable in connection with vested restricted stock units). If the company’s directors and executive officers were to tender all such shares of DTG common stock pursuant to the offer and all such shares of DTG common stock were accepted for exchange, such directors and executive officers would receive an aggregate of approximately $32,429,837 in cash and 481,155 shares of Hertz common stock, plus cash in lieu of any fractional shares of Hertz common stock. The total number of unvested Performance Units and Restricted Stock Units as of June 1, 2011 is 152,387.

As of June 1, 2011, the company’s directors and executive officers, as a group, held Option Rights to purchase an aggregate of 1,394,716 shares of DTG common stock, with exercise prices ranging from $0.77 to $24.38 and an aggregate weighted average exercise price of $4.38 per share, 760,959 of which were vested and exercisable. The following table summarizes, with respect to each DTG director and executive officer, the positive difference in value between the offer price and the per share exercise price (the “Spread Value”) of the Option Rights. For purposes of determining the Spread Value, the Hertz common stock component of the offer price was converted into a cash value by reference to the closing price for one share of Hertz common stock on June 1, 2011.

	DTG Shares	Total Spread Value	DTG Shares	Total Spread Value
	Underlying Vested	(Vested Option	Underlying Unvested	(Unvested Option
	Option Rights	Rights)	Option Rights	Rights)
Name	(#)	($)	(#)	($)

Thomas P. Capo	0	0	0	0
Maryann N. Keller	0	0	0	0
Hon. Edward C. Lumley	5,000	238,750	0	0
Richard W. Neu	0	0	0	0
John C. Pope	5,000	238,750	0	0
Scott L. Thompson	306,242	20,113,594	228,758	15,319,831
H. Clifford Buster III	126,667	8,669,290	123,333	8,325,210
R. Scott Anderson	155,388	10,383,668	131,666	8,901,687
Vicki J. Vaniman	84,947	5,455,882	75,000	5,040,300
Rick L. Morris	77,715	5,119,088	75,000	5,040,300

The following table summarizes, with respect to each DTG director and executive officer, the aggregate cash consideration and number of shares of Hertz common stock that would be payable, based on the offer price, in respect of the restricted stock units and Performance Units held by such directors and executive officers that were unvested as of June 1, 2011.

	Unvested RSUs and	Aggregate Cash	Shares of Hertz
	Performance Units	Consideration	Common Stock
Name	(#)	($)	(#)(1)

Thomas P. Capo	1,866	107,482	1,594
Maryann N. Keller	1,866	107,482	1,594
Hon. Edward C. Lumley	1,866	107,482	1,594
Richard W. Neu	1,866	107,482	1,594
John C. Pope	1,866	107,482	1,594
Scott L. Thompson	95,057	5,475,283	81,235
H. Clifford Buster III	16,000	921,600	13,673
R. Scott Anderson	16,000	921,600	13,673
Vicki J. Vaniman	9,000	518,400	7,691
Rick L. Morris	7,000	403,200	5,982

(1)	Share numbers exclude fractional shares.

Relationship with the Offeror and Hertz

Based solely upon disclosures by the offeror and Hertz, and as of May 24, 2011, The Hertz Corporation, a wholly owned subsidiary of Hertz, beneficially owned 472,699 shares of DTG common stock, representing approximately 1.6% of the DTG common stock outstanding as of June 1, 2011.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the offer in consultation with DTG’s financial and legal advisors, the DTG board of directors, by unanimous vote at a meeting on June 3, 2011, determined to recommend that DTG’s stockholders NOT tender their shares of DTG common stock pursuant to the offer, for the reasons described in more detail below.

If you have tendered your shares of DTG common stock, you can withdraw them. For assistance in withdrawing your shares of DTG common stock, you can contact your broker or DTG’s information agent, Georgeson Inc., at the address and phone number below.

Georgeson Inc.
199 Water Street, 26th Floor
New York, New York 10038
1-866-767-8986 (toll free)
212-806-6859 (international)

Copies of press releases and communications with employees disseminated by DTG relating to the offer are filed as Exhibits (a)(1) through (a)(5) hereto and are incorporated herein by reference.

Background of the Offer

The DTG board of directors has from time to time engaged with the senior management of DTG to review and discuss potential strategic alternatives, and has considered ways to enhance DTG’s performance and prospects in light of competitive and other relevant developments. These reviews and discussions have focused on, among other things, the business environment facing the car rental industry generally and DTG in particular, as well as conditions in the automotive industry and the debt financing markets. These reviews have also included periodic discussions with respect to potential transactions, including potential transactions with Hertz and Avis Budget Group, Inc., referred to as Avis Budget, that would further its strategic objectives and enhance stockholder value, and the potential benefits and risks of those transactions.

In March 2007, Enterprise Rent-a-Car announced that it had entered into an agreement to acquire Vanguard Car Rental, owner of the National and Alamo car rental brands.

On April 3, 2007, DTG’s then President and Chief Executive Officer, Gary L. Paxton, and Hertz’s Chairman and Chief Executive Officer, Mark P. Frissora, had a telephone conversation in which each expressed interest in evaluating a potential business combination between DTG and Hertz. On April 9, 2007, DTG and Hertz executed a confidentiality agreement and conducted preliminary reciprocal due diligence. On April 17, 2007, members of senior management of each of DTG and Hertz met in person in Chicago to discuss such a transaction, including, among other things, related antitrust considerations and timing. Shortly after this meeting, DTG and Hertz terminated their discussions.

In October 2007, Avis Budget submitted a non-binding indication of interest for a possible business combination with DTG at a price of $44.00 per share of DTG common stock, of which 58% would be in cash and 42% would be in the form of Avis Budget common stock. DTG, Avis Budget, J.P. Morgan Securities LLC, formerly known as J.P. Morgan Securities Inc., and referred to as J.P. Morgan, which was retained pursuant to an engagement letter dated November 7, 2007, as a financial advisor to DTG, DTG’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP, referred to as Cleary, and Avis Budget’s financial and legal advisors engaged in reciprocal due diligence and negotiations in furtherance of the proposed transaction, as well as discussions with respect to related antitrust considerations. On December 4, 2007, Avis Budget advised DTG that it was revising its proposed purchase price to $35.50 per share of DTG common stock, to consist of $13.01 in Avis Budget stock, $18.99 in cash and shares of a new series of Avis Budget participating preferred stock having a value (based on the Black-Scholes valuation model) of $3.50, and that its revised indication of interest would be subject to further due diligence. Trading in DTG common stock closed at $24.12 on December 4, 2007. DTG indicated to Avis Budget that DTG would consider Avis Budget’s revised indication of interest, but that transaction certainty was also of paramount importance, and that Avis Budget’s willingness to agree to strong divestiture commitments and meaningful reverse termination fees to address antitrust-related concerns would be critical factors for consideration by the DTG board of directors. Avis Budget stated that it was willing to make unspecified limited divestitures, but would not agree to DTG’s request for a reverse termination fee that would be payable in the event that antitrust approval was not ultimately obtained. In early January 2008, DTG and Avis Budget mutually agreed to terminate their discussions.

In March 2008, Mr. Paxton contacted each of Mr. Frissora and Ronald L. Nelson, chairman and chief executive officer of Avis Budget, to inquire as to whether their respective companies would be interested in re-engaging in discussions regarding a business combination with DTG. On March 20, 2008, Avis Budget submitted a non-binding indication of interest to acquire DTG for consideration consisting of 85% Avis Budget common stock and 15% cash at a premium of up to 5% to the market price for DTG common stock. Trading in DTG common stock closed at $13.74 per share on that day.

On or about March 24, 2008, following a meeting of Hertz’s board of directors during which the possibility of a combination with DTG was discussed, Mr. Frissora had a follow-up conversation with Mr. Paxton in which he indicated that Hertz would be interested in exploring such a transaction, proposing a 20-30% premium to the then-current price of DTG common stock and consideration consisting of 80% Hertz common stock and 20% cash.

On March 31, 2008, Avis Budget sent DTG a follow-up letter reiterating the benefits of a combination of the two businesses and emphasizing synergies of $5.00 to $10.00 per share of DTG common stock.

The DTG board of directors met on March 31, 2008 with members of DTG’s senior management and J.P. Morgan to discuss the responses of Hertz and Avis Budget. The DTG board of directors met again on April 7, 2008 with members of DTG’s senior management, J.P. Morgan and Cleary. After further discussion of the responses of Hertz and Avis Budget, the DTG board of directors approved DTG’s engagement with Hertz and Avis Budget to discuss a potential sale of DTG.

In early April 2008, Mr. Paxton and J.P. Morgan had conversations with each of Hertz and Avis Budget, in which Mr. Paxton indicated that DTG would be receptive to an all-stock offer representing a 20-30% premium to the then-current price of DTG common stock. Each of Hertz and Avis Budget indicated a preference for a mixture of cash and stock consideration. Also in April and May 2008, DTG executed confidentiality agreements with four parties, including Hertz and Avis Budget, following which DTG, Hertz and Avis Budget began conducting reciprocal due diligence. Discussions with the other two parties, both of which were car rental companies based outside of the United States, were terminated by the counterparties shortly thereafter without either party engaging in any due diligence. One party cited general conditions in the capital markets, which created challenges for financing a transaction, as its reason for terminating discussions. There has not been any subsequent contact between DTG and these two parties regarding a potential sale of DTG. The standstill provisions in each of the confidentiality agreements expired in 2009. The closing price of DTG common stock on April 11, 2008, the date on which Hertz and Avis Budget executed their confidentiality agreements, was $14.60.

During May 2008, DTG, Hertz and Avis Budget, together with their respective advisors, continued their reciprocal due diligence investigations. On May 9, 2008, J.P. Morgan circulated to each of Hertz and Avis Budget a process letter describing, among other things, the procedures and timing to be followed in connection with the submission of written proposals regarding a potential transaction with DTG. While both Hertz and Avis Budget were made aware that their interest was being solicited in the context of a formal auction process, DTG did not disclose to either party the number or the identities of the other parties involved in the process.

On May 15, 2008, Hertz’s board of directors met and discussed Hertz’s preliminary due diligence findings and the advantages and risks of a transaction with DTG, as well as the potential terms of such a transaction. One of the principal concerns raised at this meeting was DTG’s vehicle supply agreement with Chrysler, pursuant to which DTG was then obligated to purchase 75% of its rental vehicles from Chrysler during a given year, up to certain targeted volumes.

On May 19, 2008, Avis Budget submitted a non-binding indication of interest to acquire DTG for consideration consisting entirely of Avis Budget common stock at a premium of up to 15% to the market price for DTG common stock at the time of signing of a merger agreement for a transaction (assuming that the market price was “undisturbed” by transaction rumors). Trading in DTG common stock closed at $15.01 on that date. Avis Budget’s indication of interest was conditioned upon Avis Budget’s satisfaction with: the amount of fleet financing expected or required to be refinanced and the cost to be incurred in connection therewith; the amount of synergies available to be created by the combination; and the terms and conditions of DTG’s risk and program vehicle purchases from Chrysler in model year 2009 and how such terms and conditions would apply in the context of the transaction. Avis Budget proposed retaining certain of DTG’s functions and centralizing certain of the combined company’s functions in Tulsa, Oklahoma, the location of DTG’s headquarters, and appointing two DTG representatives to the Avis Budget board of directors upon consummation of a transaction. Avis Budget also stated that it was open to having the consideration consist of a combination of cash and an amount of Avis Budget common stock equal to less than 19.9% of the Avis Budget shares then outstanding, meaning that the transaction would not need to be conditioned on a vote of Avis Budget’s stockholders.

On May 20, 2008, Hertz submitted a non-binding indication of interest to acquire all of the shares of DTG. Hertz stated in the indication of interest that it was prepared to offer a price representing a 20% premium over an unaffected market price for DTG shares, excluding any perceived effect of an expected transaction. The closing price of DTG common stock on May 20, 2008 was $15.03. Hertz indicated that 80% of the proposed merger consideration would be composed of Hertz stock and the remaining 20% would consist of cash, and that obtaining commitments for an expanded fleet financing facility would be a condition to signing a definitive merger agreement. Hertz also proposed appointing one DTG representative to the Hertz board of directors upon consummation of a transaction. Hertz also requested a four-week exclusivity period as a condition to proceeding with the transaction.

On May 21, 2008, the DTG board of directors met to consider the indications of interest from Avis Budget and Hertz. After discussion, the DTG board of directors approved the continuation of discussions with Avis Budget and Hertz regarding a potential sale of the company.

On May 24, 2008, DTG representatives responded to Hertz’s indication of interest, expressing some disappointment with its content but also expressing an understanding of Hertz’s preliminary due diligence concerns, which included the vehicle supply agreement with Chrysler and the present and future mix of Chrysler program and risk vehicles in DTG’s fleet. DTG also indicated in its response that at least one other major domestic car rental company was participating in its process for exploring potential transactions. In early June 2008, after receiving DTG’s consent, Mr. Frissora and other members of Hertz senior management, including Hertz’s Chief Financial Officer, Elyse Douglas, and Hertz’s then-President of Vehicle Rental Leasing for the Americas and Pacific, Joseph R. Nothwang, met with Chrysler representatives to discuss Chrysler’s financial condition and outlook for the future.

Also in early June 2008, DTG provided Hertz and Avis Budget with a draft Agreement and Plan of Merger, prepared by Cleary. No other parties were engaged in the process at that time.

On June 12, 2008, Avis Budget advised DTG that it was no longer interested in pursuing a merger with DTG due to challenging economic conditions and difficulties in the financing markets. In lieu of a merger, Avis Budget proposed a complex transaction under which DTG would license certain of its business territories to Avis Budget while operating the rest of its business independently. Given the legal and operational complexities identified by DTG in connection with the structure described by Avis Budget, DTG declined to pursue this proposal, and the parties terminated their discussions.

Discussions between DTG and Hertz senior management continued during July and early August 2008.

In July 2008, a party, which at the time was engaged in the car rental business and has since ceased operations, delivered an unsolicited indication of interest to DTG. The proposal contemplated the acquisition of DTG common stock at a price of $8.50 per share in cash, subject to satisfactory completion of due diligence and receipt of necessary financing. On July 3, 2008, trading in DTG common stock closed at $3.18 per share. At a meeting on July 24, 2008, the DTG board of directors discussed this proposal, as well as the status of the Hertz discussions, with DTG’s management, J.P. Morgan and Cleary. DTG’s management and J.P. Morgan expressed their view that the company making this proposal would have difficulty obtaining the necessary financing, and otherwise did not have the financial strength to pursue the proposed transaction. DTG declined to pursue further discussions with this company, which is not currently subject to any standstill restrictions.

On August 14, 2008, Hertz’s board of directors met and again discussed a possible strategic transaction with DTG. Hertz’s board of directors decided not to pursue a transaction at that time, due to factors including the uncertainty of the financial markets, concerns with respect to DTG’s liquidity and concerns with respect to DTG’s vehicle supply agreement with Chrysler and Chrysler’s deteriorating financial condition. The closing price of DTG common stock on August 14, 2008 was $3.73.

On November 14, 2008, Mr. Frissora contacted Scott L. Thompson, who had succeeded Mr. Paxton as DTG’s President and Chief Executive Officer, to suggest the possibility of reviving discussions regarding a business combination between DTG and Hertz. On November 18, 2008, the DTG board of directors instructed DTG management to reengage in merger discussions with Hertz.

On December 12, 2008, following a further decline in the trading price of DTG common stock, Hertz submitted a revised non-binding indication of interest to acquire all of the shares of DTG at a price of $2.00 a share, composed of $0.50 in cash and 0.44 shares of Hertz common stock, which represented a premium of approximately 77% to the closing price of DTG common stock on that date. Hertz stated in this indication of interest that it would require the rollover of DTG’s existing fleet financing as a condition to a transaction. Hertz offered to appoint one DTG representative to Hertz’s board of directors upon consummating a transaction. Hertz also requested an exclusivity period to conduct diligence and negotiate a merger agreement. The DTG board of directors met on December 15, 2008 to consider Hertz’s proposal, and concluded that in the board’s judgment, after consultation with DTG’s senior management and J.P. Morgan, the offer was inadequate. Mr. Thompson communicated the DTG board of directors’ rejection of Hertz’s offer in a telephone conversation with Mr. Frissora on December 22, 2008, citing Hertz’s valuation of DTG and the proposed contingency with respect to DTG’s existing fleet financing as DTG’s two principal issues with Hertz’s proposal. The closing price of DTG common stock on that date was $1.09.

On January 19, 2009, Hertz submitted a further revised non-binding indication of interest to acquire all of the shares of DTG at a price of $3.50 per share, composed of $0.85 in cash and 0.50 shares of Hertz common stock, which represented a premium of approximately 176% to the closing price of DTG common stock on that date. Hertz also indicated that, given the strained debt markets and reduced liquidity in the banking sector at such time, it would require the rollover of half of DTG’s existing fleet financing. Hertz reiterated its request for an exclusivity period.

On January 29, 2009, the DTG board of directors met with J.P. Morgan and Cleary to discuss Hertz’s revised proposal. After consideration of, and in view of, the risks and challenges of remaining independent in the then highly troubled economic and industry environments, the DTG board of directors determined to authorize and direct Mr. Thompson to engage Hertz in discussions with respect to its proposal. The DTG board of directors also determined that, in its judgment, $7.50 per share of DTG common stock would be an appropriate price to propose to Hertz in the context of such discussions.

On February 3, 2009, DTG responded to Hertz’s latest indication of interest in a letter from Mr. Thompson, noting that the DTG board of directors believed that an appropriate valuation of DTG would be $7.50 per share. Mr. Thompson also indicated that the DTG board of directors had a strong preference for 100% stock consideration, given the view of the DTG board of directors that both companies’ stocks were significantly undervalued. Mr. Thompson emphasized that certainty of closing a transaction was especially important to the DTG board of directors and management. DTG again rejected any contingency in a transaction related to DTG’s existing fleet financing and informed Hertz that the DTG board of directors expected Hertz to bear the burden of any conditions imposed by regulatory agencies. The closing price of DTG common stock on that date was $1.24.

During a February 24, 2009 telephone conversation with Mr. Thompson, Mr. Frissora indicated that Hertz might still be willing to pursue a transaction at an offer price of $3.50 per DTG share. After consulting with the DTG board of directors, Mr. Thompson indicated that DTG would not be interested in pursuing a transaction with Hertz at a price below $5.25 to $5.50 per share. The closing price of DTG common stock on February 24, 2009 was $0.88 per share.

On March 22, 2009, DTG held a meeting of its board of directors at which it was decided that in light of conditions in the financing markets and the car rental industry, any merger transaction would be extraordinarily difficult to execute, and that day-to-day business operations in light of the challenging economic and industry environments facing the company required the full attention of DTG’s management. Following that decision, on March 23, 2009, Mr. Thompson sent Mr. Frissora a letter advising Hertz that DTG had concluded that a transaction with Hertz on terms acceptable to DTG could not be accomplished at that time. The closing price of DTG common stock on March 23, 2009 was $1.07. In a telephone call on March 25, 2009, Mr. Frissora informed Mr. Thompson that Hertz had reached the same conclusion due to uncertainties in the financial markets and the particular challenges facing DTG at such time. Hertz and DTG therefore determined to cease all discussions and related work with respect to a transaction.

In April 2009, Hertz acquired Advantage Rent A Car, referred to as Advantage.

On April 30, 2009, Chrysler filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. On August 4, 2009, DTG and Chrysler executed a new vehicle supply agreement that substantially reduced DTG’s vehicle purchase commitments to Chrysler and allowed for greater flexibility and diversification of DTG’s fleet. The closing price of DTG common stock on April 30, 2009 was $3.76 and the closing price of DTG common stock on August 4, 2009 was $17.53. In 2009, DTG also entered into a long-term vehicle supply agreement with Ford Motor Company and began working closely with General Motors and Nissan to help diversify the fleet and mitigate loss exposure to any one auto manufacturer.

On July 23, 2009, at a meeting of the governance committee, at which all of the DTG directors were present, the board of directors, together with members of DTG’s management and representatives of Cleary, considered DTG’s existing stockholder rights agreement, or poison pill, which was scheduled to expire on August 3, 2009. Representatives of Cleary reviewed with the DTG board of directors the history of DTG’s stockholder rights plan, the purposes of a stockholder rights plan and the terms of a draft stockholder rights plan that the DTG board of directors could “put on the shelf” for adoption at a later date, if necessary or appropriate. After consideration, the DTG board of directors determined to let the poison pill expire.

On August 26, 2009, at a meeting of the DTG board of directors, after extensive discussion with members of DTG’s management and representatives of Cleary, the DTG board of directors determined to put a draft stockholder rights plan “on the shelf” for consideration at a later date.

On December 4, 2009, following a discussion among Hertz senior management and representatives of Hertz’s majority stockholders, Mr. Frissora called Mr. Thompson to explore whether DTG might be interested in restarting discussion of a potential business combination given recent improvements in the financial markets. After a discussion with the DTG board of directors, Mr. Thompson communicated to Mr. Frissora on December 7, 2009 that the DTG board of directors was open to such a discussion. The closing price of DTG common stock on December 7, 2009 was $21.76.

DTG and Hertz executed a new confidentiality agreement on December 10, 2009. Hertz subsequently requested that its advisors provide assistance in connection with the potential transaction: Barclays Capital Inc., referred to as Barclays and Bank of America Merrill Lynch, referred to as BofA Merrill Lynch, as financial advisors, Debevoise & Plimpton LLP, referred to as Debevoise, as legal and co-regulatory counsel, and Jones Day, as co-regulatory counsel.

On December 21, 2009, members of DTG and Hertz senior management held a telephone conference to discuss high-level due diligence matters. At the conclusion of that call, Mr. Thompson requested a written indication of interest from Hertz.

On December 22, 2009, Hertz submitted a new non-binding indication of interest to acquire all of the shares of DTG at a price of $30.00 per share, consisting of $15.00 in cash and $15.00 in Hertz common stock. Hertz also requested a 45-day exclusivity period to conduct diligence and negotiate a merger agreement. On December 23, 2009, Mr. Thompson reported to Mr. Frissora that the DTG board of directors would meet to consider Hertz’s latest indication of interest and would respond during the first week of 2010. The closing price of DTG common stock on that date was $26.90.

On December 29, 2009, DTG engaged Goldman, Sachs & Co., referred to as Goldman Sachs, as a financial advisor and re-engaged J.P. Morgan as a financial advisor. The J.P. Morgan engagement letter executed at that time superseded DTG’s prior engagement letter with J.P. Morgan. DTG engaged both Goldman Sachs and J.P. Morgan because DTG’s senior management believed that it would be valuable to have advice from two well-respected financial advisors.

On December 30, 2009, the DTG board of directors met to discuss Hertz’s indication of interest. At the meeting, representatives of Cleary reviewed the fiduciary obligations of the directors in connection with the consideration of a strategic opportunity such as that proposed by Hertz, including the “Revlon” duties that may arise in such a situation. The DTG board of directors also received a presentation from DTG’s financial advisors of their preliminary financial analysis. The materials provided to the DTG board of directors also included a summary of the historic standalone capital structures, including debt, of Hertz and Avis Budget. Following discussion with DTG’s financial advisors, the DTG board of directors determined that it would be preferable if a substantial portion of the merger consideration in a transaction with Hertz were in the form of cash in light of the risk of a double dip recession, the continued volatility in the equity markets and the lengthy period of time that would likely be required to close any transaction. As before, transaction certainty was of paramount importance to the board of directors, and the directors reviewed with representatives of Cleary the regulatory issues that might arise in connection with a transaction with Hertz. The DTG board of directors also discussed other potential transaction partners, including Avis Budget, and the financing and regulatory issues that might arise in a potential business combination with such parties. However, the members of the board of directors were concerned that Hertz would not participate in an auction and that other potential bidders, including Avis Budget, would face difficulty given the unfavorable lending market for highly leveraged companies. In this regard, the DTG board of directors also considered DTG’s history of numerous unsuccessful efforts to sell the company.

On December 31, 2009, DTG responded to Hertz’s indication of interest in a letter that highlighted several areas for further discussion. DTG indicated that it would be willing to continue negotiations if, among other things, Hertz’s proposed value to DTG stockholders was “at least in the mid-thirties” per share, a range established by the DTG board of directors in its judgment after consultation with DTG’s financial advisors and senior management. While DTG stated a preference for all-cash consideration, it also indicated a willingness to receive Hertz common stock, subject to appropriate representation on Hertz’s board of directors. DTG informed Hertz that, aside from price, the most important issue to the DTG board of directors was transaction certainty, particularly as it related to receipt of required antitrust approvals. DTG also requested additional detail with regard to Hertz’s plans for the integration of the companies. The closing price of DTG common stock on that date was $25.61.

On January 7, 2010, at the request of Hertz and DTG, the parties’ respective financial advisors met to discuss certain financial aspects of a potential transaction, during which representatives of Barclays requested discussions with DTG management regarding DTG’s business and potential transaction synergies. On January 18, 2010, senior management of DTG and Hertz met to discuss the proposed transaction, including potential synergies related to information technology, fleet management and flexibility in cash management and financing. DTG management also provided additional information regarding DTG’s business, including its revenue sources and the mix, mileage, depreciation and disposition of its fleet. Throughout January 2010, at the request of Hertz and DTG, the parties’ respective financial advisors continued discussions regarding financial aspects of a potential transaction.

During January and February 2010, Messrs. Thompson and Frissora communicated several times regarding a potential transaction, including the status of their respective companies’ and advisors’ due diligence efforts. In the course of these discussions, Mr. Frissora noted certain provisions in Hertz’s publicly available debt agreements that would limit Hertz’s flexibility after consummating an all cash transaction, and further noted that these issues would not be alleviated by the availability to Hertz of DTG’s cash reserves following a merger. After confirming the existence of such provisions, Mr. Thompson suggested that this issue could be addressed by having DTG pay an extraordinary dividend from its cash reserves immediately prior to the merger as part of the transaction.

On January 25, 2010, Hertz submitted a new non-binding indication of interest to acquire all of the shares of DTG common stock at a price of $35.00 per share, consisting of $21.00 in cash and $14.00 in Hertz common stock. That indication of interest also reiterated Hertz’s request for a 45-day exclusivity period to conduct diligence and negotiate a merger agreement. The trading price of DTG common stock closed at $24.22 on that date.

On January 25 and 26, 2010, Messrs. Thompson and Frissora held a series of telephone calls discussing Hertz’s new indication of interest. In these calls, Mr. Thompson focused on certainty of completion of the transaction, potential adjustments to the stock component of the merger consideration, and DTG representation on Hertz’s board of directors.

On January 27, 2010, the DTG board of directors met to discuss, among other things, Hertz’s new indication of interest. At the meeting, the board of directors received presentations from DTG’s senior management, DTG’s financial advisors and Cleary with respect to Hertz’s proposal. Mr. Thompson updated the DTG board of directors on the operations and risk management of DTG, including the current rate environment, fleet costs, vehicle funding and the general outlook for 2010. The board of directors also discussed whether other potentially interested parties, particularly Avis Budget and certain European-based car rental companies, should also be contacted. In this regard, the board discussed with DTG’s financial advisors the ability of Avis Budget to raise sufficient financing to make a competitive cash bid in light of its capital structure and the state of the debt financing markets at the time, as well as the impact the state of such markets might have on the ability of private equity buyers to effect an acquisition of DTG. The DTG board of directors discussed the likelihood that, in light of the state of the financing markets, Avis Budget would need to offer a significant portion of any merger consideration in the form of Avis Budget common stock, and that this would likely cause any transaction with Avis Budget to require the approval of Avis Budget’s stockholders under the rules of the New York Stock Exchange. The board of directors further discussed with representatives of Cleary the relative antitrust-related risks associated with a combination with Avis Budget, as compared with such risks arising from a combination with Hertz, including the risk that Avis Budget’s ownership of the Budget leisure car rental brand would invite additional regulatory scrutiny. The DTG board of directors also discussed the fact that rental car companies from Europe would not be able to gain the benefit of synergies that a U.S.-based purchaser would likely be able to recognize and thus would have difficulty in offering a competitive price for DTG. The board of directors also noted that in light of DTG’s extensive history of failed merger efforts, rumors of new merger-related discussions could be highly disruptive and demoralizing for the company’s employees. The board of directors recognized that the risk of such rumors would be increased to the extent that DTG actively inquired as to the level of interest of other parties. In discussion with representatives of Cleary, the DTG board of directors also considered that appropriate deal protection provisions that would typically be contained in a merger agreement, such as termination fees, should not preclude another interested bidder from making a bid after the signing of a definitive transaction agreement. Based on all of these considerations, the DTG board of directors determined not to contact other parties at that time and authorized DTG’s management to execute a limited 45-day exclusivity agreement (provided that it could be terminated at an earlier date by DTG in certain circumstances) and to engage in due diligence and negotiations with Hertz.

On February 1, 2010, Mr. Thompson telephoned Mr. Frissora to report that the DTG board of directors had authorized DTG’s management to enter into an exclusivity agreement with Hertz. Mr. Thompson noted that the DTG board of directors continued to be focused on deal certainty and that a key element of the exclusivity period must be addressing the board of directors’ concerns with respect to deal certainty.

On February 3, 2010, DTG and Hertz signed an exclusivity agreement, in which DTG agreed not to solicit, discuss or authorize an acquisition transaction with any third party prior to March 17, 2010, subject to an early termination right on or after March 3, 2010 if, in DTG’s good faith judgment, the discussions between the parties were unlikely to result in a definitive agreement. On February 3, 2010, trading in DTG common stock closed at $25.17.

During the week of February 8, 2010, DTG and Hertz began exchanging materials (including granting the other party access to an electronic data room) and conducting reciprocal due diligence investigations. On February 10, 2010, Mr. Thompson met in person in Chicago with Mr. Frissora and certain members of the Hertz board of directors to discuss a potential transaction. On February 11, 2010, DTG management conducted a management presentation in Chicago for Hertz management, providing an overview of the DTG business and responding to due diligence questions posed by Hertz management. The closing price of DTG common stock on that date was $26.96.

On February 12, 2010, Cleary delivered a draft merger agreement to Debevoise. During the weeks of February 15 and February 22, 2010, DTG and Hertz continued their respective due diligence efforts. On February 24, 2010, Debevoise delivered a revised draft of the merger agreement to Cleary, reflecting Hertz’s comments. This draft contained an extensive list of closing conditions, including conditions relating to minimum cash amounts and minimum earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, of DTG, as well as, the procurement of third party consents, and the absence of any regulatory challenge to the transaction.

On February 15 and February 24, 2010, the DTG board of directors met to discuss the status of the potential transaction with Hertz.

On March 1 and 3, 2010, representatives of Debevoise and Cleary had telephonic discussions concerning the draft merger agreement provisions relating to the parties’ obligations to obtain regulatory approvals and the proposed closing conditions in Hertz’s revised draft of the merger agreement. On March 2, 2010, Debevoise communicated to Cleary that Hertz would be prepared to commit to divest (if required to obtain clearance under the HSR Act) business locations and business lines that produced, in the aggregate, less than $100-150 million in gross revenues and $10-15 million in EBITDA, in each case for calendar year 2009.

On March 3, 2010, in light of the issues raised by Hertz’s comments on the merger agreement relating to transaction certainty, DTG decided to terminate discussions with Hertz, and J.P. Morgan, at Mr. Thompson’s instruction, informed Barclays of that decision.

On March 5, 2010, the DTG board of directors met and discussed the recent developments concerning the negotiation of the merger agreement. The board of directors directed DTG management to suspend Hertz’s due diligence access and not to engage in further discussions unless and until Hertz revised its positions in a manner more consistent with DTG’s objective of transaction certainty. On the same day, first DTG, and then Hertz, suspended their respective due diligence investigations and the other party’s access to its electronic data room. The closing price of DTG common stock on that date was $31.77.

On March 8 and March 11, 2010, Messrs. Thompson and Frissora held telephonic discussions in which Mr. Frissora responded to concerns raised by Mr. Thompson regarding provisions in the revised draft merger agreement related to transaction certainty, including the allocation of risk associated with procuring necessary regulatory approvals and also certain closing conditions sought by Hertz relating to DTG’s financial condition.

On March 12, 2010, Debevoise sent Cleary a further revised draft of the merger agreement, intended to reflect the March 8 and March 11 discussions between Messrs. Thompson and Frissora, including, among other things, the addition of a reverse termination fee payable by Hertz to DTG if certain regulatory approvals were not obtained prior to the merger agreement’s termination date and the conditions to the consummation of the proposed transaction were otherwise fulfilled, and the deletion of certain closing conditions relating to DTG’s financial condition that had been objected to by Mr. Thompson on behalf of DTG. The termination fee (payable by DTG under certain circumstances) and reverse termination fee (payable by Hertz under certain circumstances) proposed by Hertz were each in the amount of 4.5% of transaction equity value.

On March 16, 2010, Cleary sent Debevoise a proposal for a revised transaction structure designed to accommodate DTG’s desire that the transaction be treated as a tax-free reorganization while preserving Hertz’s desire that DTG’s existing medium term notes remain outstanding notwithstanding the proposed transaction. During this period, however, due diligence remained suspended, pending the outcome of a meeting of the DTG board of directors to assess progress in addressing DTG’s concerns with respect to the terms of the proposed merger agreement.

On March 17, 2010, Cleary sent Debevoise a revised draft of the merger agreement and on March 19, 2010, representatives of Cleary and Debevoise held a conference call to discuss various provisions of the draft merger agreement as well as Cleary’s proposed structure. The discussion of the draft merger agreement addressed, among other things, the representations and warranties to be made by the parties, limitations on the parties’ conduct of business between signing of the merger agreement and closing of the proposed transaction, other covenants, including a provision requiring DTG to make a special cash dividend to its stockholders immediately prior to the merger, restrictions on DTG’s pursuing alternative business combinations, obligations relating to regulatory approvals, conditions to closing, and various provisions relating to termination and termination fees payable by DTG under certain circumstances (which DTG proposed to be equal to 3% of transaction equity value), reverse termination fees payable by Hertz under certain circumstances if Hertz failed to obtain certain regulatory approvals (which DTG proposed to be equal to 5% of transaction equity value) and expense reimbursement (which Hertz proposed to be $5 million for each party). On March 20, 2010, Debevoise sent Cleary a revised draft of the merger agreement intended to reflect the results of the March 19 discussions noting, among other things, that the issue of termination fees, reverse termination fees and expense reimbursement remained unresolved.

On March 21, 2010, senior management of DTG and Hertz held a conference call to discuss alternative transaction structures that were intended by DTG and its legal and financial advisors to allow the merger to be treated as a tax-free reorganization while not triggering a default under DTG’s medium term note agreements, as well as proposed merger agreement limitations on the conduct of DTG’s business between signing of the merger agreement and closing of the proposed transaction.

On March 22, 2010, representatives of Cleary communicated to representatives of Jones Day, DTG’s proposal that Hertz commit to divest business locations or business lines that produced aggregate gross revenues in an amount up to $400 million in 2009 if necessary to obtain antitrust regulatory approvals.

On March 25, 2010, the DTG board of directors met to discuss the status of the discussions with Hertz. At the meeting, representatives of Cleary again reviewed with the board of directors their fiduciary duties in connection with a potential sale of DTG. Representatives of Cleary reported to the board of directors on the status of the merger agreement negotiations with Hertz, and described the alternative transaction structure earlier discussed with Debevoise. The members of the board of directors also discussed: the company’s long-term growth rate, the historical volatility of the company’s financial results, the company’s ability to retain its senior management on a long-term basis and the position and the long-term competitive challenges facing the industry and the company; DTG’s financial advisors’ analyses relating to the proposed merger with Hertz; and the status of discussions with respect to the proposed transaction. The board of directors also discussed DTG’s anticipated financial results for the first quarter of 2010, which were expected to be more favorable than those projected by Wall Street analysts. The board of directors considered whether to suspend further discussions with Hertz regarding transaction valuation until after the impact of the earnings announcement on the company’s stock price was known. In addition, the DTG board of directors again considered the possibility of contacting Avis Budget. Members of the board of directors noted that: no determination had been made to sell DTG; given the extensive history of prior failed discussions with Hertz and the rapidly growing spread between the trading prices of the companies’ shares, there could be no assurance that the present discussions would result in any definitive merger agreement with Hertz; given its financial circumstances, Avis Budget would likely require substantial financing and/or the approval of its stockholders in order to effect a transaction with DTG at a price competitive with the Hertz proposal, and such contingencies would present undesirable transaction risk for DTG and its stockholders; and the terms of the merger agreement then under discussion with Hertz would not preclude Avis Budget from making a proposal after the signing of the agreement if it desired to do so. At the conclusion of the meeting, the board of directors authorized and directed Mr. Thompson to continue negotiations and due diligence with Hertz with a target date for the signing of the merger agreement to occur after the announcement of both companies’ earnings for the first quarter of 2010.

On March 26, 2010, Mr. Thompson reported to Mr. Frissora that the DTG board of directors was satisfied with the progress that had been made on the proposed terms for a transaction and that, accordingly, it was prepared to reengage in the mutual due diligence needed to complete a transaction. Mr. Thompson also emphasized that transaction certainty remained DTG’s primary issue and that DTG was not interested in a transaction with Hertz that did not include a premium to the market price. Also on March 26, at the request of Hertz and DTG, the respective financial advisors of DTG and Hertz held a conference call to discuss financial considerations with respect to the proposed transaction, and, separately, representatives of Cleary and Debevoise held a conference call to discuss the draft merger agreement and transaction structure. The closing price of DTG common stock on that date was $33.90.

On April 4, 2010, senior management of DTG and Hertz held a conference call, which continued their discussion on operating covenants that would limit DTG’s conduct of business in the period between the signing of a merger agreement and closing of the proposed transaction. On April 8, Cleary delivered to Debevoise a revised draft of the operating covenants from the prior draft of the merger agreement, providing for such limitations. Also, on April 8, 2010, at the request of Hertz and DTG, DTG’s financial advisors held a conference call with Barclays to discuss financial terms of the potential transaction between Hertz and DTG. Mr. Thompson instructed DTG’s financial advisors to propose, among other things, a price of $44.96 per share of DTG common stock (a 25% premium to that day’s closing price for shares of DTG common stock) in a 50% cash / 50% Hertz common stock consideration mix, to be effected as a tax-free reorganization. The closing price of DTG common stock on April 8, 2010 was $35.97.

On April 9, 2010, Hertz suspended the due diligence process and on April 12, 2010, the Hertz board of directors held a special telephonic meeting at which it rejected the oral proposal put forward by DTG’s investment bankers on April 8 and instructed Hertz management to cease negotiations with DTG. That same day, Mr. Frissora sent a letter to Mr. Thompson informing him of this determination, but inviting Mr. Thompson to contact him with ideas to restart a transaction process.

On April 12, 2010, Mr. Nelson of Avis Budget contacted J.P. Morgan to inquire about whether Mr. Thompson would accept a call from him. Mr. Nelson did not specify the reason he wanted to call Mr. Thompson. Following such contact from Mr. Nelson, J.P. Morgan conveyed Mr. Nelson’s inquiry to Mr. Thompson and Thomas Capo, the then non-executive chairman of the DTG board of directors. While he initially considered the possibility that Mr. Nelson requested the meeting for the purpose of discussing a potential bid for DTG, Mr. Thompson’s understanding regarding Avis Budget’s interest and ability to effect such a transaction, the previously announced prospective changes in the senior management of Avis Budget and the ambiguity surrounding the stated purpose of the meeting, as well as reports received by Mr. Thompson to the effect that Avis Budget had made inquiries concerning his personal background, all led Mr. Thompson to conclude that the purpose of the meeting was of a personal nature, rather than to discuss a business combination transaction.

On April 14, 2010, representatives of J.P. Morgan proposed that Mr. Frissora and another member of the Hertz board of directors meet in Chicago with Mr. Thompson and a member of the DTG board of directors for the purpose of reconciling the outstanding issues between the companies. This meeting was scheduled for April 16, 2010.

On April 15, 2010, Hertz senior management held a conference call with several members of the Hertz board of directors, at which management and representatives of Hertz’s legal and financial advisors summarized the open issues in the negotiations with DTG.

On April 16, 2010, Messrs. Thompson and Frissora, along with members of Hertz senior management, Mr. Capo, members of DTG senior management, and David Wasserman, a member of the Hertz board of directors, together with representatives of Hertz’s and DTG’s respective financial advisors, met in Chicago to discuss the proposed transaction. Initially at this meeting, representatives of DTG, based on their prior consultation with DTG’s financial advisors and board of directors, informed Hertz and its representatives that DTG was only interested in a purchase price in excess of $40 per share of DTG common stock, with a 50% cash / 50% Hertz stock consideration mix in a tax-free reorganization structure. Hertz countered with an offer of $38 per share of DTG common stock and an 80% cash / 20% Hertz stock consideration mix. DTG then countered with an offer of $42 per share of DTG common stock and an 80% cash / 20% Hertz stock consideration mix, which Hertz was unwilling to offer. Hertz management advised the DTG representatives that DTG’s proposal was unacceptable to Hertz, and that Hertz was terminating its discussions with DTG. The closing price of DTG common stock on April 16, 2010 was $34.63. DTG instructed DTG’s financial advisors and Cleary to terminate all work in connection with the prospective transaction, and terminated Hertz’s access to DTG’s electronic data room.

Also on April 16, 2010, J.P. Morgan contacted Mr. Nelson of Avis Budget to advise that Mr. Thompson would accept his call.

On April 19, 2010, Mr. Nelson invited Mr. Thompson to meet for dinner, stating that he was going to be visiting Tulsa to review Avis Budget’s Tulsa operation center. Although Mr. Thompson did not know the purpose of Mr. Nelson’s invitation and continued to believe it was of a personal nature, he agreed to meet with Mr. Nelson and Robert Salerno, chief operating officer of Avis Budget, on April 28, 2010. Mr. Thompson advised Mr. Capo shortly thereafter (and subsequently, the other members of the DTG board of directors) of Mr. Nelson’s invitation. After the announcement of the execution of the merger agreement by and between DTG, Hertz and HDTMS Inc., dated April 25, 2010, which we refer to as the 2010 Merger Agreement, Mr. Thompson canceled this meeting based on his view that such a meeting with an industry competitor at that time would have been inappropriate.

On April 21, 2010, Mr. Frissora telephoned Mr. Thompson and proposed a revised “best and final” offer by Hertz, which Mr. Frissora had previously discussed with a member of the Hertz board of directors and later that day communicated by e-mail to the Hertz board of directors, to acquire DTG at a price of $40 per share, with an 80% cash / 20% Hertz stock consideration mix, which would make the merger ineligible for tax-free reorganization treatment. Mr. Frissora communicated that the offer was subject to DTG’s agreement to certain other terms, including a specified level of divestitures that Hertz would be required to accept in order to secure regulatory approval for the transaction, the termination date of the 2010 Merger Agreement, and the amount of the fees to be payable upon termination of the 2010 Merger Agreement under certain circumstances by DTG and Hertz, respectively. Mr. Frissora also stated that Hertz’s proposal was also contingent upon the parties’ execution of a definitive 2010 Merger Agreement no later than April 25, 2010 and public announcement of a transaction no later than the morning of April 26, 2010, on which date Hertz was scheduled to announce its financial results for the first quarter of 2010. Mr. Frissora subsequently confirmed Hertz’s offer by e-mail to Mr. Thompson. The closing price of DTG common stock on April 21, 2010 was $37.22.

On April 22, 2010, the DTG board of directors met to consider the revised Hertz proposal. After discussion with DTG’s management, DTG’s financial advisors and Cleary, the board of directors concluded that, in its view, it was unlikely that Hertz would increase its offer of $40 per DTG share by more than a de minimis amount. In addition, although the DTG board of directors had earlier considered suspending further discussions on transaction valuation until after the announcement of DTG’s and Hertz’s first quarter financial results, Hertz made clear that its current offer was contingent on the execution of a definitive transaction agreement prior to April 26, 2010, the day Hertz planned to announce its first quarter financial results (which had been previously shared with DTG) and prior to the date DTG had planned to announce its first quarter financial results (which had been previously shared with Hertz). The DTG board of directors believed that the current proposal was Hertz’s best and final offer, and that Hertz would finally terminate discussions with DTG if the offer was not agreed to by Hertz’s stated deadline. The DTG board of directors considered the possibility of accelerating the announcement of DTG’s own financial results to be contemporaneous with Hertz’s announcement, but concluded that such a step would not be practicable. The DTG board of directors then directed DTG management to finalize a definitive merger agreement with Hertz substantially on the proposed terms.

After further negotiations, on April 22, 2010, Messrs. Frissora and Thompson agreed to recommend to their respective boards of directors a transaction between the companies at a price of $41 per share of DTG common stock in an 80% cash / 20% Hertz stock consideration mix and on the other terms proposed by Mr. Frissora on April 21. The proposed merger consideration of $41 per share of DTG common stock, together with the proposed resolution of the remaining issues raised in Mr. Frissora’s April 21 proposal (including termination and reverse termination fees in an amount equal to 3.5% of transaction value, plus $5 million in expense reimbursement and provisions on the treatment of required divestitures) were set out in a letter delivered by DTG to Hertz on April 22, 2010. After receipt of this letter, Hertz representatives, including Debevoise and Jones Day, and representatives of Cleary held conference calls to discuss issues not addressed by the communications between Messrs. Thompson and Frissora, and finalized the specified level of required divestitures, which was ultimately included in the 2010 Merger Agreement.

On April 23, 2010, members of Hertz senior management, members of DTG senior management and representatives of Debevoise and Cleary held a conference call to discuss the operating covenants that would limit the conduct of DTG’s business between signing of a merger agreement and the closing of the proposed transaction. Also on April 23, Cleary delivered to Debevoise a revised draft of the merger agreement. The closing price of DTG common stock on April 23, 2010 was $38.85.

Hertz, DTG and their respective representatives continued to discuss the terms of a proposed transaction from April 24 through April 25, 2010. The issues discussed included, among others, the circumstances and procedures under which the DTG board of directors could consider a competing transaction proposal, the requirement that immediately prior to the closing of the proposed transaction DTG pay a $200 million special cash dividend to its stockholders and, if the transaction closes prior to January 31, 2011, the obligation to repay its secured credit facility from cash on hand, and the identity of the DTG representative who would be appointed to the Hertz board of directors at closing of the proposed transaction. Based on these discussions, representatives of Debevoise and Cleary completed the negotiation of the terms of a definitive merger agreement on April 25, 2010.

In the afternoon of April 25, 2010, the DTG board of directors held a special telephonic meeting to consider the terms of the proposed transaction. At the meeting, representatives of Cleary reviewed with the board of directors their fiduciary duties in connection with the proposed transaction and the key terms of the 2010 Merger Agreement. DTG’s management discussed DTG’s anticipated ability to pay the special dividend with the board of directors. DTG’s financial advisors made a presentation regarding their financial analyses of the transaction (related written materials having been provided in advance of the meeting to each member of the board), and delivered the oral opinions of their respective firms, which were subsequently confirmed by written opinions that, as of such date, and based upon and subject to the factors and assumptions set forth in the opinions, the total amount of cash and stock consideration, consisting of the merger consideration and special dividend per share amount, was fair, from a financial point of view, to DTG’s stockholders. Following discussion, the DTG board of directors unanimously approved the proposed 2010 Merger Agreement and the transactions contemplated thereby, including the special dividend, recommended that DTG’s stockholders approve the 2010 Merger Agreement, and directed the company to enter into the 2010 Merger Agreement.

Also in the afternoon of April 25, 2010, the Hertz board of directors held a special telephonic meeting to consider the terms of the proposed transaction. At the meeting, Mr. Frissora provided an overview of the proposed transaction and reviewed its strategic rationale. Barclays reviewed with the Hertz board of directors the financial terms of the proposed merger and Debevoise summarized the terms of the draft 2010 Merger Agreement. Following discussion, the Hertz board of directors unanimously approved the proposed merger and authorized Hertz to enter into the 2010 Merger Agreement.

Thereafter, the 2010 Merger Agreement was executed, and Hertz and DTG issued a joint press release announcing the transaction.

On the morning of May 3, 2010, Mr. Capo and Mr. Thompson received a letter from Mr. Nelson of Avis Budget, the text of which follows:

Dear Scott and Tom,

I was very surprised by your April 26 announcement that you had signed a definitive agreement to be acquired by Hertz for approximately $41 per share, of which only about $34 is being funded by Hertz itself. This is particularly true given that, on April 19, a mere week before the Hertz announcement, Scott and I agreed to meet for dinner on April 28 to discuss a transaction between our companies, which you cancelled after the Hertz announcement.

As you know, we at Avis Budget have on several occasions in the past expressed interest in entering into a transaction with Dollar Thrifty, yet at no stage over the last several months did you or your financial advisor engage us in any discussions about a transaction or offer to provide us with information so that we might submit a bid. I spoke with your financial advisor in early April to reiterate our interest in a potential transaction between our companies and to try to arrange a meeting, yet neither they nor you engaged us in any substantive discussions or communicated your interest in Dollar Thrifty being acquired in the near term. It is hard to understand how your failure to engage in discussions with an interested strategic buyer, who you know also would be able to achieve significant synergies as a result of a combination, can be consistent with the fiduciary duties that you and your board carry to seek the best possible deal for your shareholders.

This failure is all the more surprising given that, at the time you signed a definitive agreement to be acquired at virtually no premium, you clearly had knowledge that published earnings estimates for Dollar Thrifty were well below the updated guidance that you were going to provide as part of your first-quarter earnings announcement after the signing. Given that the Hertz offer is primarily cash, your shareholders, in addition to being offered virtually no premium to a stock price that did not reflect favorable non-public information, would have little opportunity to participate in the substantial upside associated with your improving results, the combination-related synergies or the substantial upside we all see as the industry recovers from its recent lows.

Now that we and our advisors have had access to the terms of the merger agreement, we are astonished that you have compounded these shortcomings by agreeing to aggressive lock-up provisions, such as unlimited recurring matching rights plus an unusually high break-up fee (more than 5.25% of the true transaction value, as described by your own financial advisor), as a deterrent to competing bids that could only serve to increase the value being offered to your shareholders. Given the complete failure to conduct a pre-signing market-check of the virtually no-premium deal with Hertz, such preclusive defensive measures are clearly not supportable in this situation.

We would like to make a substantially higher offer to acquire Dollar Thrifty, especially in light of your recent performance and the potential synergies associated with an acquisition of Dollar Thrifty by Avis Budget. We are confident that the antitrust analysis and clearance timetable for an Avis Budget/Dollar Thrifty transaction are comparable to those associated with a Hertz/Dollar Thrifty transaction. We request access to legal, financial and business due diligence information relating to Dollar Thrifty, including access to management, so that we can formulate and submit such an offer. In that regard, we would be prepared to sign an appropriate non-disclosure agreement. We also request that the egregious provisions of the merger agreement be eliminated so that a level playing field can be created.

We look forward to the opportunity to engage in productive discussions with the board of directors of Dollar Thrifty to allow its shareholders the opportunity they deserve to realize the full value of their investments in Dollar Thrifty.

Sincerely,

/s/  Ronald L. Nelson

Avis Budget issued a press release containing the text of such letter contemporaneously with its transmission to DTG. Within hours after receipt of the Avis Budget letter, the DTG board of directors convened by telephone to discuss Avis Budget’s inquiry. After consultation with J.P. Morgan, Goldman Sachs and Cleary, the board determined that the Avis Budget letter would reasonably be expected to result in a “superior proposal” under the terms of the 2010 Merger Agreement, and that the failure to engage with Avis Budget would be inconsistent with the directors’ fiduciary duties under Delaware law. The DTG board of directors further instructed DTG management to offer Avis Budget the opportunity to conduct due diligence, subject to execution of a confidentiality agreement meeting the requirements of the 2010 Merger Agreement with Hertz.

On May 4, 2010, Mr. Thompson responded to Mr. Nelson in a letter, the text of which follows:

Dear Ron:

Our Board of Directors has received and reviewed your letter of May 3, 2010. Needless to say, I was surprised to learn of its existence on CNBC before even receiving it. I was also disappointed to read its numerous factual inaccuracies.

Nevertheless, we are prepared to consider a “substantially higher offer” (as described by you) from Avis Budget to acquire our company. Please be advised that in evaluating whether your proposal constitutes a superior proposal, our board of directors will need to consider, among other things, the following:

•	The form or forms of consideration (i.e., cash, Avis Budget stock or blend thereof) that would comprise your substantially higher offer and, to the extent of any cash component, the anticipated sources of financing therefor;

•	What specific divestiture or other commitments Avis Budget would make towards procurement of antitrust regulatory approvals;

•	Whether the approval of Avis Budget stockholders would be required in connection with your proposed transaction and, if so, what protections would be offered to Dollar Thrifty against the possibility that such approval would not be obtained; and

•	Expected timing of consummation.

We are also prepared to provide you and your representatives with reasonable access to management and documented information in order to enable you to arrive at a definitive merger proposal. Please let us know of your specific requests in this regard.

As a condition precedent to engaging in discussions or furnishing information to Avis Budget, we will require that Avis Budget execute a confidentiality agreement in the form accompanying this letter. Please sign and return it to us at your earliest convenience.

Very truly yours,

/s/ Scott L. Thompson

On May 6, 2010, Avis Budget executed the confidentiality agreement proposed by DTG, and on May 7, 2010, Avis Budget and DTG commenced reciprocal due diligence.

On May 13, 2010, Avis Budget announced that it had filed a notification under the HSR Act with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) relating to the potential acquisition of DTG by Avis Budget.

On May 14, 2010, Hertz and DTG each filed the requisite notification and report forms under the HSR Act with the FTC and the DOJ. On May 21, 2010, Hertz and DTG each filed the requisite Competition Act (Canada) notification forms with the Canadian Commissioner of Competition under the Competition Act (Canada).

On June 9, 2010, the DTG board of directors held a board meeting. At the meeting, representatives of Cleary reviewed with the board of directors their fiduciary duties in connection with the pending acquisition of the company. The board and representatives of Cleary also discussed the status of the antitrust review of Hertz’s and Avis Budget’s notification and report forms filed under the HSR Act for an acquisition of DTG, and various alternative scenarios in connection with potential actions on the part of Avis Budget. Also at the meeting, DTG’s financial advisors discussed the state of the leveraged finance markets and Avis Budget’s ability to procure the financing necessary to make a superior proposal under the terms of the 2010 Merger Agreement. They also discussed Hertz’s financial ability to match a superior offer by Avis Budget.

On June 14, 2010, Hertz and DTG received a second request from the FTC.

On June 15, 2010, Avis Budget announced it had received a second request from the FTC.

In late June 2010, representatives of Avis Budget contacted representatives of DTG to advise them that, although Avis Budget had not yet made any proposal to acquire DTG, Avis Budget remained interested in a transaction with DTG and expected to make an acquisition proposal.

As a result of a query by the SEC staff regarding the 20 business day broker search period required by Rule 14a-13 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 16, 2010, the DTG board of directors rescheduled the special meeting of DTG stockholders with respect to the merger to occur on September 16, 2010 (from the previously scheduled date of August 18, 2010), and reset the record date for the special meeting to August 13, 2010 (from the previously scheduled date of July 16, 2010).

On July 27, 2010, Hertz won regulatory approval from the Canadian Competition Commissioner when the Canadian Competition Commissioner issued a no-action comfort letter to Hertz in respect of the merger.

On the afternoon of July 28, 2010, Mr. Capo and Mr. Thompson received a letter from Mr. Nelson of Avis Budget, the text of which follows:

Dear Scott and Tom,

We appreciate having had the opportunity to conduct our due diligence review of Dollar Thrifty. We continue to believe that a combination with Avis Budget presents a compelling opportunity for our respective stakeholders and the prospect for your shareholders to obtain the highest value for their investment.

While we continue to believe that the onerous lock-up provisions in your existing merger agreement should be removed, we are prepared to put forward an offer today for Dollar Thrifty that clearly constitutes a Superior Proposal under that merger agreement.

Our offer is for $46.50 per share of Dollar Thrifty common stock consisting of $39.25 in cash (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with the Hertz proposal) and 0.6543 shares of Avis Budget stock (currently valued at $7.25). The cash portion of our offer will be funded through a combination of available cash and fully committed financing. We have received consents from the requisite percentage of lenders in our principal corporate credit facility to amend the terms of that facility to permit the completion of the proposed transaction, including its financing. The stock portion of our offer does not require approval of the Avis Budget shareholders and will afford Dollar Thrifty shareholders the opportunity to participate in the combination-related synergies and benefit from the continued positive trends in our industry. Our offer is not subject to any financing or due diligence contingencies and has the unanimous support of the Avis Budget Board of Directors.

We are prepared to enter into a merger agreement that contains substantially the same terms as the Hertz merger agreement, but which includes removing the matching rights, eliminating the break-up fees, and increasing the commitment to secure antitrust approvals. A copy of the draft merger agreement that we are prepared to sign is being provided to your counsel. These changes to the merger agreement provide a level playing field and address certainty of closing. In short, we believe that the higher purchase price we are offering, combined with the terms of our proposed merger agreement, makes our offer a superior one from the perspective of Dollar Thrifty and its shareholders.

Given our willingness to enter into a merger agreement with these terms, Hertz should be required to agree to accept these provisions as a condition to Dollar Thrifty permitting Hertz to continue to make offers for the company. The Dollar Thrifty Board has the right and obligation to require acceptance by Hertz of these provisions in connection with any further consideration of offers from Hertz.

We look forward to moving forward on this transaction that allows your shareholders the opportunity they deserve to realize the highest value for their investment.

Sincerely,

/s/ Ronald L. Nelson

Avis Budget issued a press release containing the text of such letter contemporaneously with its transmission to DTG. Later that day, Avis Budget’s legal counsel, Kirkland & Ellis LLP, provided a proposed merger agreement to Cleary.

On July 28, 2010, Mr. Thompson sent Mr. Frissora an e-mail notifying him of the Avis Budget bid.

On July 29, 2010, Avis Budget provided to DTG a draft commitment letter for financing related to the offer, and filed its proposed form of merger agreement with the SEC.

On July 30, 2010, the DTG board of directors met to discuss Avis Budget’s offer. At the meeting, representatives of Cleary reviewed the fiduciary duties of the DTG board of directors as well as DTG’s contractual obligations under the 2010 Merger Agreement in connection with considering the Avis Budget proposal. The DTG board of directors also received a presentation from DTG’s financial advisors of their preliminary financial analysis of the Avis Budget offer. The DTG board of directors discussed, among other things, the offering price, the degree of certainty relating to Avis Budget’s financing for the offer and the antitrust risks attendant to the offer. In particular, the DTG board of directors considered the significance of the absence of a reverse termination fee in the Avis Budget proposal. After consultation with DTG’s financial advisors and Cleary, the board determined that further consideration was required, instructed the financial advisors and Cleary to seek additional information from Avis Budget’s representatives, and agreed to reconvene on August 2, 2010.

On August 2, 2010, the DTG board of directors met to continue discussion of Avis Budget’s offer. Mr. Thompson and DTG’s advisors reported that, based on their respective conversations with Mr. Nelson and Avis Budget’s representatives, Avis Budget was firmly unwilling to include a reverse termination fee in its proposal. Representatives of Cleary provided a report with respect to the antitrust regulatory aspects of the Avis Budget proposal, and DTG’s financial advisors made another presentation of their preliminary financial analysis of Avis Budget’s offer. In consultation with DTG’s financial advisors and Cleary, the board then discussed whether the Avis Budget offer satisfied the criteria of a “superior proposal” under the 2010 Merger Agreement.

At the direction of the DTG board of directors, on August 3, 2010, Mr. Thompson spoke with Mr. Nelson by telephone to advise him of the forthcoming transmission of a written response to Avis Budget’s proposal and later that day DTG sent a letter to Mr. Nelson (which was subsequently published in a press release), containing the following text:

Dear Ron:

Thank you for your interest in our company; we were pleased to receive your letter dated July 28, 2010. Our Board of Directors has received and carefully reviewed your letter, and I would like to give you some observations based on their review.

Under the terms of our merger agreement with Hertz, in order for Dollar Thrifty to pursue a transaction with Avis Budget, our Board must make a determination that the Avis Budget proposal constitutes a “Superior Proposal” within the meaning of that agreement. This, in turn, requires our Board to make the following three findings with respect to the transaction proposed by Avis Budget:

1. It is more favorable, from a financial point of view, to our stockholders than the Hertz merger;

2. It is supported by financing that is fully committed or reasonably likely to be obtained; and

3. It is reasonably expected to be consummated on a timely basis.

We believe that your proposal would clearly satisfy the first of these requirements. Furthermore, we think that the draft financing commitment letters that you have furnished, when finalized in the manner described by your advisors, will provide a reasonable basis for concluding that the second requirement can be satisfied. However, we do not have sufficient information to establish satisfaction of the third prong of the requirements.

As you are aware, our respective advisors have had numerous discussions with respect to the antitrust risks attendant to a merger of our companies. Your legal advisors have stated clearly their position, based on their econometric and other analyses, that the divestitures to which you have committed in your proposal are sufficient to remediate any competitive issues. But citing our inability to enter into a joint defense agreement with you as well as our contractual obligations to cooperate with Hertz, your advisors have been unwilling to disclose details of their data and analyses beyond their general approach to the issues.

More problematic is Avis Budget’s unwillingness to provide a reverse termination fee. As we have stated on several occasions, our Board accords substantial weight to the extent to which Avis Budget is willing to share the risk of the ultimate regulatory outcome. This is especially true where Avis Budget is unable to provide compelling objective evidence in favor of its antitrust position. Indeed, Avis Budget’s unwillingness to offer a meaningful reverse termination fee can only represent to us, to the market and to any objective observer a lack of confidence by Avis Budget in its position. As you know, transaction certainty has consistently been a key criterion for Dollar Thrifty in evaluating possible transactions. We feel strongly that in order to merit favorable consideration by our Board, the relative magnitude of the reverse termination fee should be at least consistent with that of the Hertz transaction. Obviously, a fee of greater magnitude would demonstrate even greater confidence in your ability to procure antitrust approvals, as well as your willingness to take steps beyond your stated divestiture commitment to do so.

Your advisors have suggested that there is a natural trade-off between the transaction consideration and deal certainty. Unfortunately, the “Superior Proposal” determination simply does not work in that way. Each of the three prongs must be met, and a higher price cannot compensate for a deficiency in deal certainty. But even if we could blend the factors as you suggest, Avis Budget’s unwillingness to provide a reverse termination fee, coupled with your disinclination to provide analytical data supporting your antitrust position, leaves us incapable of making such an assessment.

We stand ready to review and consider any modifications you may wish to make to your proposal (or any additional supporting information) to address these concerns.

Please do not hesitate to let us know if there are any questions.

Very truly yours,

/s/ Scott L. Thompson

On August 3, 2010, Mr. Thompson called Mr. Frissora to inform him of DTG’s response to Avis Budget’s bid.

On August 5, 2010, the DTG board of directors met to receive a transaction update. DTG’s financial advisors made a presentation regarding the second quarter earnings performance and third quarter stock performance to date reported by each of Avis Budget and Hertz. Mr. Thompson described his conversation with Mr. Nelson and the board discussed stockholder reactions to DTG’s response to the Avis Budget proposal.

On August 31, 2010, Hertz provided Institutional Shareholder Services/RiskMetrics Group with a presentation outlining Hertz’s analysis of the antitrust risks posed by the transactions contemplated by the 2010 Merger Agreement as opposed to potential alternative transactions with Avis Budget.

On August 31, 2010, DTG issued a press release providing an update on its 2010 guidance and 2011 projections. As part of that update, DTG noted that its previously announced revenue guidance remained unchanged, but that projected Corporate Adjusted EBITDA for 2010 and 2011 was expected to increase over previously announced guidance. DTG noted that it expected Corporate Adjusted EBITDA, excluding merger-related expenses, to be within a range of $240 million to $260 million for the full year of 2010, an increase of $40 million from the DTG’s previously announced guidance range, with approximately half of the increase attributable to changes in expectations for fleet costs. Adjusting the previously disclosed projections to give effect only to the change in the 2011 fleet cost discussed in the press release, Corporate Adjusted EBITDA would range from $186 million to $198 million for 2011.

On September 2, 2010, Avis Budget issued a press release announcing that it was increasing the cash portion of its offer from $39.25 to $40.75 per share of DTG common stock. The stock portion of its offer remained unchanged. The text of Avis Budget’s press release follows:

Avis Budget is increasing the cash portion of its offer from $39.25 to $40.75 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with our previous proposal). Our revised offer of $40.75 in cash and 0.6543 shares of Avis Budget stock, represents a premium of more than 22% over the Hertz Global Holdings, Inc. (NYSE:HTZ) offer.

The Avis Budget offer is clearly superior to the Hertz offer in the two ways that matter — we are offering a substantially higher price and a more meaningful divestiture commitment.

Contrary to certain Dollar Thrifty and Hertz statements, a reverse termination fee has nothing to do with certainty of closing. Economic compensation for failing to close does not impact whether a deal is reasonably likely to close. The Hertz deal is no more likely to be approved by the FTC simply because Hertz agreed in the context of a negotiated deal to pay a fee to Dollar Thrifty if it is not approved.

Both deals raise complex and similar antitrust issues and face comparable divestiture analyses. Hertz resorts to antitrust as a scare tactic and a smoke screen — a last-ditch effort to deflect attention from its clearly inferior offer — but Hertz is wrong on the process and wrong on the facts. Although outcomes of governmental reviews cannot be predicted with certainty, both companies are cooperating with an ongoing FTC review. Both companies have similar airport revenue shares and derive more than half of their revenues from leisure travelers — although, significantly, Hertz has higher leisure renter revenues than Avis and Budget combined.

Both companies compete with Dollar Thrifty. In fact, Hertz uses its exclusive relationship with AAA to generate more than $500 million of annual revenues at low price points — typically lower than Dollar and Thrifty rates — targeted to compete directly with Dollar, Thrifty and other value brands. Through the value-oriented AAA relationship “brand,” Hertz competes aggressively and successfully with other value brands and generates revenues that are comparable to Thrifty’s U.S. corporate location revenues.

Furthermore, nothing blocks any of the market participants from renting cars to value and leisure oriented customers as there are no barriers to entry (with the exception of the Hertz exclusive agreement with AAA, which covers 50 million members). Pricing can be adjusted in seconds on each company’s respective corporate websites and the related travel oriented websites.

Hertz’s “Dollar Thrifty Transaction Update,” filed on August 31, 2010, does not change any of this. Hertz’s “analysis” conveniently ignores the many hundreds of millions of dollars Hertz makes through low-priced rentals under its AAA discount program and through its share-leading position in low-priced rentals through Hotwire, Priceline and other channels. In its “Update,” Hertz cherry- picks data and time periods, and uses deeply flawed modeling, to present baseless and inflated divestiture numbers for an Avis Budget transaction. Proper economic analysis shows that Hertz and Avis Budget are comparably competitive with Dollar Thrifty. And Hertz invents new industry segmentation, artificially grouping Dollar and Thrifty together with Budget to try to manufacture an antitrust issue, knowing full well that Budget and Alamo are positioned as mid-tier brands while Dollar, Thrifty and Enterprise — on all relevant metrics — are in a value segment that falls below the mid-tier.

Avis Budget is fully committed to completing the acquisition of Dollar Thrifty. Avis Budget has already spent millions of dollars, and devoted substantial time and resources, in pursuit of this transaction, despite Dollar Thrifty not yet having signed an agreement with Avis Budget. Avis Budget has been cooperating with antitrust authorities, and has submitted over a million pages of documents and vast quantities of data to the FTC in response to the FTC’s Second Request with the intention of completing its response very shortly.

In addition, the exclusion of a reverse termination fee from our offer is entirely consistent with the Hertz transaction’s reciprocity approach that sets the reverse termination fee to be exactly equal to the break-up fee payable by Dollar Thrifty in the event it accepts a superior proposal. A fair and level playing field should be created that would allow Dollar Thrifty shareholders the benefit of a competitive sale process — a process that, to date, they have been denied. To that end, we have removed the traditional break-up fee that would operate in our favor — fairness and the Hertz reciprocity approach dictate that the reverse termination fee also be eliminated.

Nonetheless, it appears that the clearly inferior Hertz offer will be put to a vote of Dollar Thrifty shareholders with the support of the Dollar Thrifty Board of Directors. The Hertz offer significantly undervalues Dollar Thrifty — in fact, the current value of the Hertz offer represents a discount to the Dollar Thrifty share price prior to the Hertz deal announcement. And since that announcement, the stand-alone value of Dollar Thrifty has, no doubt, only increased as a result of Dollar Thrifty’s strong financial results and repeatedly increased earnings projections. Our offer properly delivers that premium to the Dollar Thrifty shareholders rather than allowing it to be diverted to Hertz.

We remain ready to deliver on the revised premium offer that we are announcing today. Moreover, we will increase our offer to Dollar Thrifty shareholders by the amount of any reduction in the Dollar Thrifty break-up fee payable or paid to Hertz.

Our message is clear: We are confident that the Dollar Thrifty shareholders will prefer the premium Avis Budget offer to the Hertz offer. As such, in the event that the Hertz transaction is rejected by the Dollar Thrifty shareholders at the September 16, 2010 special meeting, we will commit to sign the merger agreement we previously delivered to Dollar Thrifty (together with the disclosure schedules previously delivered to us) at any time within five days of that September 16 special meeting.

Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

On September 3, 2010, Mr. Frissora called Mr. Thompson to ask DTG to postpone its special meeting to permit DTG stockholders to make a more informed decision based upon potential developments in the FTC’s review of the transactions contemplated by the 2010 Merger Agreement and a potential alternate transaction with Avis Budget. Mr. Thompson responded that while he would raise Mr. Frissora’s request with the DTG board of directors, he believed such a postponement was not necessary and that Hertz should consider an increase in the merger consideration to reflect what Mr. Thompson maintained was a material increase in the value of DTG’s business since the execution of the 2010 Merger Agreement and, thereby, to increase the likelihood of approval of the merger by DTG’s stockholders.

On September 3, 2010, the DTG board of directors met to discuss the revised Avis Budget proposal as embodied in its September 2, 2010 press release. At the meeting, DTG’s financial advisors presented their preliminary financial analyses of the Avis Budget proposal, and representatives of Cleary, discussed with the board the status of the FTC’s antitrust review of each of the merger and the proposed Avis Budget combination. The DTG board of directors then discussed the revised terms proposed by Avis Budget in its press release, noting that Avis Budget had not changed in any respect its position with regard to the allocation of antitrust regulatory risk. As a result, the DTG board of directors concluded that there was no basis on which to revisit its prior determination that it could not conclude that the Avis Budget proposal reasonably could be expected to be consummated on a timely basis, as required to be considered a “superior proposal” under the 2010 Merger Agreement. The DTG board of directors also discussed Mr. Frissora’s request to delay the special stockholder meeting, and determined not to make any change in the meeting date at that time.

On September 7 and 8, 2010, Hertz’s board of directors met, together with its advisors, including representatives from Barclays, Deutsche Bank Securities Inc., BofA Merrill Lynch, D. F. King & Co., Inc. and Debevoise to discuss whether to propose to DTG an increase in the merger agreement consideration and, if so, on what terms. On September 8, the Hertz board of directors approved the amendment, which provided for a $10.80 increase in the cash merger consideration to be paid per share of DTG common stock in the merger and authorized Hertz to propose the amendment to DTG.

On September 8, 2010, the Delaware Court of Chancery rejected a motion made by the plaintiff class in the then-pending Delaware state court action for a preliminary injunction that would have prevented DTG from holding a stockholder vote on the proposed merger.

On September 8, 2010, Mr. Frissora called Mr. Thompson to communicate Hertz’s proposed $10.80 increase in the cash merger consideration to an amount that, when taken together with the 0.6366 of a share of Hertz common stock and the special dividend per share amount, would have a value of $50.00 per share of DTG common stock, based on the closing price of the Hertz common stock on September 10, 2010. Mr. Frissora stated that this offer was non-negotiable and final. Mr. Frissora also said that in conjunction with announcing the increase, Hertz would publicly disclose that it is actively taking steps to sell its Advantage business in order to procure timely antitrust approval for the merger. At the request of Hertz, representatives of Barclays called representatives of J.P. Morgan, and representatives of Debevoise called representatives of Cleary, in each case to confirm Hertz’s proposed increase in the cash merger consideration, and Debevoise subsequently forwarded to Cleary a draft of an amendment to the 2010 Merger Agreement reflecting the increase.

On September 9, 2010, Mr. Thompson contacted Mr. Frissora by e-mail seeking confirmatory due diligence information, including confirmation of average analyst expectations/estimates for Hertz for 2010 and 2011. Mr. Frissora responded to Mr. Thompson that Hertz management believed Hertz was on track to meet average analyst expectations/estimates for Hertz for 2010 and 2011.

On September 10, 2010, the DTG board of directors met to consider the offer by Hertz to increase the cash portion of the merger consideration. At the meeting, DTG’s financial advisors made a presentation regarding their financial analyses of the transaction contemplated by the Hertz amendment proposal and delivered to the board the oral opinions of their respective firms, which were subsequently confirmed in writing, that, as of such date, and based upon and subject to the factors and assumptions set forth in the opinions, the total amount of cash and stock consideration, consisting of the revised merger consideration and special dividend per share amount, was fair, from a financial point of view, to DTG’s stockholders. The DTG board of directors then discussed the Hertz amendment proposal, as well as the status of the FTC’s antitrust review of the merger and the Avis Budget proposal, views expressed to DTG management by certain of DTG’s stockholders with respect to the merger and the Avis Budget proposal, and the likelihood that Hertz would be willing to increase the merger consideration further. At the conclusion of such discussion, the DTG board of directors unanimously approved the proposed amendment to the 2010 Merger Agreement, recommended that DTG’s stockholders approve the 2010 Merger Agreement, as amended, and directed DTG’s officers to enter into the amendment. The DTG board of directors also unanimously approved postponing the date of the special meeting of DTG’s stockholders from September 16, 2010 to September 30, 2010, in order to provide DTG stockholders additional time in which to consider the amended merger terms.

On September 10, 2010, Mr. Thompson called Mr. Frissora and informed him that the DTG board of directors had approved Hertz’s revised offer and authorized DTG to enter into the amendment.

On September 10, 2010, Hertz, HDTMS, Inc. and DTG executed the amendment to the 2010 Merger Agreement. On September 13, 2010, Hertz and DTG issued a joint press release announcing the amendment and the postponement of the special meeting.

On September 23, 2010, Avis Budget announced that it was increasing the cash portion of its offer from $40.75 to $45.79 per share (which would include a pre-closing special dividend to be paid by DTG, equal to the special dividend per share amount agreed between DTG and Hertz in the 2010 merger agreement, consistent with Avis Budget’s previous proposal). Avis Budget further expressed a willingness to pay a higher price in the absence of the break-up fee agreed between Hertz and DTG.

On September 24, 2010, Hertz affirmed that its offer to acquire DTG at a purchase price equivalent to $50.25 (based on the then-current value of Hertz stock and including the special dividend per share amount) was Hertz’s best and final offer. The closing price of DTG common stock on September 24, 2010 was $51.03.

On September 27, 2010, Mr. Capo and Mr. Thompson received a letter from Mr. Nelson, the text of which follows:

Dear Scott and Tom,

We believe that the Board of Directors of Dollar Thrifty should have declared our recent offer to be a superior proposal, and do not agree with the Board’s purported reasons for not doing so.

We believe that Dollar Thrifty shareholders deserve to receive the highest value for their investment, and the latest “best and final” offer from Hertz is not the highest value available to your shareholders. Based on our current analysis, the price being offered by Hertz provides double digit accretion in earnings to Hertz, while our higher offer would afford Dollar Thrifty shareholders an opportunity to participate in a larger share of the value to be created through a business combination.

We recognize that antitrust approval is a hurdle for an Avis Budget-Dollar Thrifty deal, but the reality is that there are significant remaining antitrust hurdles for the Hertz deal as well.

While we have been consistent in our message on antitrust from the outset, Hertz’s characterization of its antitrust posture has been changing, for the worse, from the first announcement of the transaction. In April 2010, Hertz officials confidently predicted that “the deal should be completed no later than the early part of the fourth quarter” — in other words, within the next few weeks or so (The New York Times Dealbook, Hertz Aims to Push Forward with Dollar Thrifty, April 26, 2010). Then, Mark Frissora said he was “really pleased with the pace” of the FTC review and that the FTC review was on a “quick look — which means the time for a second review is less than what it would normally be” (Hertz Second Quarter 2010 Earnings Call, August 4, 2010). Now, Hertz is saying that neither Hertz nor Dollar Thrifty has substantially complied with the Second Request, and that the FTC review is not likely to be completed until the end of the year. Avis Budget, in contrast, has substantially completed its response to its Second Request.

Hertz’s statements on required remedies have been equally inconsistent. Hertz had initially suggested that no divestiture of Advantage would be required to obtain antitrust clearance — on its First Quarter 2010 Earnings Call, Mr. Frissora indicated that “[i]t’s just an issue that there may be a few airports that may be carved out, maybe not.” Now, after more than four months of antitrust review, Hertz has confirmed that there is no agreement of any kind with the FTC on remedies, the divestiture of Advantage is required at a minimum, and more actions may be necessary in order to obtain clearance. In fact, the data make clear that if the FTC compels divestitures at airports at which the number of serving firms is reduced from four to three and the combined Hertz-Dollar Thrifty share exceeds 35%, then the revenues that Hertz will be required to divest will far exceed the amount it has committed to in its merger agreement. Advantage, after all, is located at just a scant few of those airports.

This highlights why it makes no sense for Dollar Thrifty to hold a shareholder meeting on September 30 while the FTC’s evaluation of both the Hertz deal and the Avis Budget deal continues and the outcome of such evaluation will not be known for many months.

In the context of the antitrust issues associated with the sale of Dollar Thrifty to either Hertz or Avis Budget, we are prepared to make the following two concrete proposals:

•	If the shareholder vote on a Hertz-Dollar Thrifty deal is delayed until December 30, Avis Budget will commit — even without an agreement with you — to continue to diligently pursue antitrust clearance for its transaction through the end of the year. The best way to assure that the highest value is provided to Dollar Thrifty shareholders is to hold the shareholder vote on December 30 and let the FTC complete its review and render its findings. If Hertz is confident that its antitrust posture is so much better than ours, we do not see why Hertz would have any objection to delaying the shareholder vote.

•	Alternatively, if you are unable or unwilling to delay the shareholder vote, in the event the Hertz-Dollar Thrifty deal is not approved at the September 30 meeting, we will commit to commence an exchange offer at our recent offer price no later than 10 business days after the shareholder meeting. Such offer will be subject only to the terms and conditions in the merger agreement previously provided to you (as adjusted for an exchange offer structure and to address a technical modification of a credit agreement) and the Dollar Thrifty disclosure schedules previously delivered to us, and we will keep such offer open until the end of the year while we continue to pursue antitrust clearance.

Our willingness to agree to commence an exchange offer underscores our commitment to acquire Dollar Thrifty and, at the same time, will not require Dollar Thrifty to pay a breakup fee to Hertz — if such fee is ever appropriate to be paid — until either the recommendation of our offer by the Dollar Thrifty board or the successful completion of the offer.

If the shareholder meeting is delayed or the Hertz deal is rejected by Dollar Thrifty shareholders, we believe shareholders will continue to have two bidders for Dollar Thrifty. We believe it is not credible that Hertz has made its “best and final offer” given the favorable economics in this deal for Hertz and the fact that it insisted on continuing to have matching rights against any competing acquisition proposal in its most recent merger agreement that supposedly represented its final bid. On the other hand, if the meeting proceeds on September 30 and the Dollar Thrifty shareholders approve the Hertz deal, that in effect would end the bidding and all that would be left is an inferior offer with regulatory uncertainties. Clearly, if the FTC decides to approve both deals, the Avis Budget proposal offers superior value and is the best deal for the Dollar Thrifty shareholders.

We hope that you will give us the opportunity to move forward on a transaction that will create significant value for our respective shareholders.

Sincerely,

/s/ Ronald L. Nelson

Avis Budget issued a press release containing the text of the letter contemporaneously with its transmission to DTG. On the same day, the DTG board of directors met to discuss the letter. Following the meeting of the DTG board of directors, and at the direction of the DTG board of directors, Mr. Thompson contacted Mr. Frissora and informed him that DTG would not postpone the special meeting. Also on September 27, 2010, the DTG board of directors publicly reaffirmed its recommendation that holders of DTG common stock vote to approve the 2010 Merger Agreement, acknowledging that the Avis Budget proposal offered greater consideration per share of DTG common stock, but stating that Avis Budget did not demonstrate to the DTG board of directors’ satisfaction that its proposed transaction could be completed in a timely manner and that it would adequately protect DTG stockholders in the event that Avis Budget is unable to obtain required regulatory approvals.

On September 29, 2010, Hertz announced that if the DTG stockholders did not approve the 2010 Merger Agreement at the special meeting on September 30, 2010, Hertz would immediately terminate the 2010 Merger Agreement, end all efforts to acquire DTG, stop the process of selling its Advantage business and withdraw its antitrust application from the FTC.

Avis Budget thereafter announced that if DTG stockholders did not approve the Hertz merger at the DTG special meeting on September 30, 2010, Avis Budget would (i) continue to actively pursue the acquisition of DTG, including commencing an exchange offer no later than 10 business days after the meeting; (ii) continue to actively pursue antitrust clearance; (iii) commit to sign the merger agreement previously provided, with an additional provision to assure that Hertz honors the commitments made in its statement; and (iv) agree to pay a $20 million reverse termination fee in the merger agreement with DTG. The closing price of DTG common stock on September 29, 2010 was $50.10.

On September 30, 2010, prior to the commencement of the special meeting of DTG stockholders, representatives of DTG indicated to representatives of Hertz that DTG would be willing to postpone the meeting until December 2010 if Hertz were to reduce the amount of its termination fee and waive its right to match competing offers. The Hertz representatives declined the offer, noting that Hertz was not inclined to continue pursuing the divestiture of Advantage without having first obtained the approval of the DTG stockholders. Thereafter, at the special meeting of DTG stockholders, holders of a majority of the outstanding shares of DTG common stock failed to vote in favor of the proposal to adopt the 2010 Merger Agreement, with 54% of the outstanding shares of DTG common stock opposed to the adoption of the 2010 Merger Agreement. The closing price of DTG common stock on September 30, 2010 was $50.14.

On October 1, 2010, Hertz terminated the 2010 Merger Agreement. Also, on October 1, 2010, Hertz withdrew its application under the HSR Act with the FTC and DOJ. The closing price of DTG common stock on October 1, 2010 was $49.86.

On October 5, 2010, Avis Budget and DTG issued a joint press release announcing their agreement to cooperate on obtaining antitrust clearance for Avis Budget’s proposed acquisition of DTG and that, at the request of the DTG board of directors, Avis Budget would not be commencing an exchange offer at that time.

On November 2, 2010, DTG issued a press release announcing its results for the third quarter ended September 30, 2010 and providing an update on its 2010 guidance. DTG announced that its Corporate Adjusted EBITDA for the quarter, excluding $11.9 million of merger-related expenses, was $93.7 million, a 71% increase from $54.7 million for the third quarter of 2009. DTG noted that it expected fourth quarter 2010 rental revenue to increase by 2 to 4 percent compared to the fourth quarter of 2009 and that it expected fourth quarter 2010 depreciation per unit per month to be within a range of $295 to $305. DTG also reaffirmed its previously announced guidance that it expected full-year 2010 Corporate Adjusted EBITDA (excluding merger-related expenses) to be within a range of $240 million to $260 million and that it expected 2011 fleet cost to be within a range of $300 to $310 per month.

On November 9, 2010, Mr. Thompson sent a letter to Mr. Nelson expressing the view that antitrust uncertainty remained a concern. He inquired whether Avis Budget planned to extend its commitment to explore a transaction through the end of the first quarter of 2011, otherwise DTG would need to consider its cooperation with respect to antitrust matters. Mr. Nelson responded by letter the same day, stating that Avis Budget planned to continue its efforts into the first quarter of 2011, and that it would refrain from commencing an exchange offer at the present time.

On January 11, 2011, DTG and Avis Budget issued a joint press release providing an update regarding their cooperation efforts on antitrust matters. The press release noted that Avis Budget and DTG had presented to the FTC their jointly held view that a combination of DTG and Avis Budget would not reduce competition in the rental car industry, that both parties believed that substantial progress had been made in the discussions with the FTC and that both DTG and Avis Budget had notified the FTC of their intention to certify substantial compliance with its second requests on a timetable that would require an official decision from the FTC by the end of March or early April. The press release also noted that the FTC’s position with respect to the competitive issues regarding a DTG and Avis Budget combination remained uncertain and that there could be no assurance that any agreement regarding a business combination between DTG and Avis Budget could be reached.

On February 17, 2011, Avis Budget announced that it had certified substantial compliance with the FTC’s second request relating to Avis Budget’s proposed acquisition of DTG.

On February 24, 2011, DTG issued a press release announcing its results for the full year and fourth quarter ended December 31, 2010 and providing initial 2011 guidance. DTG announced that full year 2010 Corporate Adjusted EBITDA, excluding merger-related expenses during 2010, was $258.3 million, an increase of approximately 160 percent compared to the full year of 2009. DTG noted that it expected 2011 rental revenue to increase by 2 to 4 percent compared to 2010, and that it expected 2011 depreciation per unit per month to be within the previously announced range of $300 to $310. DTG also announced that it expected full-year 2011 Corporate Adjusted EBITDA (excluding merger-related expenses) to be within a range of $175 million to $200 million. Also in this press release, DTG announced that it had certified substantial compliance with the FTC’s second request relating to Avis Budget’s proposed acquisition of DTG. The closing price of DTG common stock on February 24, 2011 was $52.78.

According to the Prospectus/Offer to Exchange, in February 2011, Hertz retained Cravath, Swaine & Moore LLP, which we refer to as Cravath, as legal counsel, and Lazard, Frères & Co. LLC, which we refer to as Lazard, as a financial advisor.

On March 22, 2011, DTG issued a press release announcing an update to its full-year 2011 guidance and also provided preliminary guidance for the first quarter ended March 31, 2011. DTG noted that based on changes in fleet cost expectations, it was revising its estimate of Corporate Adjusted EBITDA (excluding merger-related expenses) for the full year of 2011 to be within a range of $235 million to $260 million, an increase of $60 million, or approximately 30%, from the company’s previously announced guidance range of $175 million to $200 million. DTG also noted that it expected 2011 depreciation per unit per month to be $240 to $250, compared to the previously announced range of $300 to $310 due to favorable conditions in the used car market. DTG also announced that Corporate Adjusted EBITDA (excluding merger-related expenses) for the first quarter of 2011 was expected to range from $25 million to $30 million, compared to $51.1 million (excluding merger-related expenses of $1.7 million) in the first quarter of 2010. DTG noted that the decrease was due to a decrease in gains on sales of vehicles from $25.7 million in the first quarter of 2010, to approximately $7 million in the first quarter of 2011, primarily due to the disposition of approximately 7,300 fewer vehicles compared to the prior year period. The closing price of DTG common stock on March 22, 2011 was $59.26.

On May 5, 2011, DTG issued a press release announcing its results for the first quarter ended March 31, 2011 and updating its March 2011 guidance. DTG announced that Corporate Adjusted EBITDA for the first quarter of 2011 was $36.3 million, compared to $49.4 million in the first quarter of 2010. DTG’s release stated that first quarter 2011 Corporate Adjusted EBITDA was negatively impacted by a $1.8 million increase in merger-related expenses and a reduction in gains on risk vehicle sales of $17.8 million, each as compared to first quarter 2010. DTG reaffirmed its previously announced expectation that 2011 rental revenue would increase by 2 to 4 percent compared to 2010 and announced that it expected full-year 2011 depreciation per unit per month to now range from $230 to $240 compared to the previously announced range of $240 to $250. DTG also announced that it expected full-year 2011 Corporate Adjusted EBITDA (excluding merger-related expenses) to be within a range of $260 million to $285 million compared to its previously announced range of $235 million to $260 million. The closing price of DTG common stock on May 5, 2011 was $69.85.

On May 8, 2011, Mr. Frissora informed Mr. Thompson over the phone that Hertz intended to announce a cash/stock exchange offer for DTG common stock the next day. Mr. Frissora discussed the Hertz proposal and Hertz’s commitment to the proposed transaction. Mr. Frissora also explained to Mr. Thompson that Hertz is seeking a cooperative transaction and requested that DTG cooperate with Hertz regarding antitrust matters.

On May 9, 2011, Hertz filed its registration statement on Form S-4 with the SEC and filed a press release announcing its intent to commence an exchange offer at a price per share of DTG common stock of (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of Hertz common stock, and to consummate a second-step merger following completion of the proposed exchange offer. On the same day, Mr. Frissora sent a letter to Mr. Thompson, the text of which follows:

Dear Scott:

As we discussed yesterday, Hertz is moving forward with an exchange offer for all outstanding shares of Dollar Thrifty Automotive Group, Inc. Hertz is offering Dollar Thrifty shareholders $72.00 per share (based on Hertz’s closing stock price on May 6, 2011), consisting of $57.60 in cash and 0.8546 shares of Hertz. We believe that Hertz’s offer represents a compelling opportunity for your shareholders to realize superior value in the near term with a very high degree of closing certainty.

Hertz is looking forward to proceeding on a consensual basis with the support of the Dollar Thrifty Board of Directors and management team. Our exchange offer is intended to provide Dollar Thrifty’s shareholders with a firm offer on an accelerated timetable in order to position Hertz and Dollar Thrifty to close a deal and deliver value to Dollar Thrifty’s shareholders as soon as possible.

We believe we have made a superior offer that reflects Dollar Thrifty’s improved recent performance and outlook for 2011. Specifically, our offer provides:

•	a 26% premium and 18% premium to Dollar Thrifty’s 90-day and 60-day average share price, respectively;

•	a 7.6x multiple of Dollar Thrifty’s LTM EBITDA for the period ended March 31, 2011; and

•	a 24% premium to the value of the entirely hypothetical price announced by Avis Budget Group, Inc. over seven months ago of $45.79 in cash and 0.6543 shares of Avis Budget stock, based on the closing stock prices for Hertz and Avis Budget on May 6, 2011. These are substantial premiums, especially after taking into account the significant takeover speculation premium already included in Dollar Thrifty’s current stock price.

Our offer delivers a high degree of closing certainty. We are engaged in discussions with the Federal Trade Commission and have started a process for the divestiture of our Advantage brand. We are highly confident that we will obtain FTC clearance for the transaction and are committed to a fast path forward. In contrast, Dollar Thrifty’s shareholders do not have any offer from Avis Budget, and it has become clear that Avis Budget is either unwilling or unable to close on an offer even if it made one because of serious antitrust obstacles.

Our offer is not subject to any financing condition or contingency.

This transaction is the highest priority for Hertz and has the unanimous support of our Board of Directors and management team. I am available to speak with you at any time, and I encourage you to have your financial and legal advisors meet with Mark McMaster at Lazard and Scott Barshay at Cravath, two of our principal advisors. We look forward to working with you and your team to advance the best interests of our respective shareholders, employees and customers.

Sincerely,

/s/ Mark P. Frissora
Chairman of the Board and Chief Executive Officer
Hertz Global Holdings, Inc.

On May 9, 2011, representatives of Cleary spoke with representatives of Cravath by telephone. In this conversation, the Cravath representatives reiterated Hertz’s intention to pursue a cooperative transaction with DTG and that the primary reasons for pursuing an exchange offer at this time were to demonstrate their seriousness to DTG stockholders and the FTC. The Cravath representatives also reiterated Hertz’s request that DTG cooperate with Hertz regarding antitrust matters. During the course of this conversation, the Cleary representatives explained that DTG’s willingness to cooperate with Hertz regarding antitrust matters may be conditioned upon Hertz’s waiver of its right to receive a termination fee under the 2010 Merger Agreement in the event that DTG enters into an agreement with respect to, or consummates, a business combination with any party other than Hertz prior to the one-year anniversary of the termination of the 2010 Merger Agreement. The representatives of Cravath responded that they did not believe Hertz would be willing to agree to such a waiver.

On May 9, 2011, DTG issued a press release announcing that the DTG board of directors would review and consider Hertz’s offer and related statements in accordance with its fiduciary duties to DTG stockholders and that DTG stockholders are advised to take no action pending the DTG board of directors’ review of the exchange offer. The closing price of DTG common stock on May 9, 2011 was $79.27.

Also on May 9, 2011, a stockholder of DTG that had previously filed a Schedule 13G in respect of DTG common stock filed a statement on Schedule 13D. According to this stockholder’s Schedule 13D, the stockholder beneficially owned 4,961,983 shares, or approximately 17.2%, of the outstanding DTG common stock and “intends to engage in discussions with management and other stockholders of the company and other relevant parties with regard to the appropriate price and structure of a potential transaction with Hertz or other strategic alternatives that may maximize shareholder value.” Based on a Form 13F filed by this stockholder on May 16, 2011, such stockholder also owned 15,856,975 shares, or approximately 3.8%, of the outstanding Hertz common stock as of March 31, 2011.

On May 10, 2011, the DTG board of directors, together with members of DTG’s management and the company’s outside legal and financial advisors, held a telephonic meeting to consider the terms of Hertz’s proposed exchange offer. At the meeting, representatives of Cleary reviewed the Hertz offer and related legal matters with the DTG board of directors. The DTG board of directors discussed the proposed exchange offer, including, among other topics, the offer price in light of DTG’s then-current trading price and the uncertainty surrounding antitrust regulatory clearance and other potential strategic options. DTG’s financial advisors reviewed certain financial metrics relevant to the exchange offer with the DTG board of directors. The DTG board of directors then discussed several matters, including (i) Hertz’s request that DTG cooperate with respect to antitrust matters; (ii) Hertz’s right to collect a termination fee under the 2010 Merger Agreement under certain circumstances; (iii) the status and anticipated timing of an antitrust clearance process for each of Avis Budget and Hertz; (iv) possible recommendations to stockholders regarding the Hertz offer and (v) the possibility of adopting a stockholder rights plan or “poison pill” to ensure that the DTG board of directors and stockholders have a full and fair opportunity to consider any proposals and alternatives thereto, without the undue influence that may result if one or more holders are permitted to accumulate significant positions in the DTG common stock. During the course of this discussion, the DTG board of directors discussed whether DTG’s cooperation with Hertz’s efforts to obtain antitrust clearance should be made expressly subject to Hertz’s waiver of its right to receive a termination fee under the 2010 Merger Agreement, and determined that it would be in the best interests of DTG stockholders for DTG to cooperate with Hertz regardless of whether Hertz waived such right. The DTG board of directors instructed the Cleary representatives to proceed accordingly with their counterparts at Cravath. The DTG board of directors also instructed the Cleary representatives to prepare an updated draft of the stockholder rights plan that the DTG board of directors had previously considered in August 2009. On May 10, 2011, the closing price of DTG common stock was $81.96.

On May 11, 2011, a representative of Cleary spoke by telephone with a representative of Cravath and formally requested that Hertz waive its right to receive a termination fee under the 2010 Merger Agreement in exchange for DTG’s cooperation on antitrust clearance matters. The representative of Cravath responded that Hertz was absolutely unwilling to waive its rights to the termination fee under the 2010 Merger Agreement. Following further discussion of the matter, the Cleary representative informed the Cravath representative that DTG would cooperate with Hertz on antitrust matters notwithstanding Hertz’s refusal to waive its right to a termination fee, in accordance with the determinations of the DTG board of directors on May 10, 2011.

On May 12, 2011, DTG issued a press release announcing that DTG agreed to cooperate with Hertz with respect to Hertz’s efforts to pursue regulatory clearance of its proposed acquisition of DTG. On May 12, 2011, the closing price of DTG common stock was $83.01.

On May 18, 2011, the DTG board of directors, joined by members of DTG’s management and the company’s outside legal and financial advisors, held a telephonic meeting to consider further a stockholder rights plan. In considering the stockholder rights plan, representatives of Cleary presented to the DTG board of directors a review of the DTG board of directors’ fiduciary duties to the DTG stockholders and recent Delaware case law regarding such plans. Following consideration and discussion with DTG’s financial and legal advisors, the DTG board of directors determined by unanimous vote to adopt the Rights Agreement between DTG and Computershare Trust Company, N.A., as rights agent, dated May 18, 2011. The DTG board of directors continued to discuss the regulatory uncertainty relating to antitrust approvals, and the importance of further developments in the antitrust approvals process. The DTG board of directors determined to continue consideration of a recommendation following the commencement by Hertz of the exchange offer. Later that day, DTG issued a press release announcing the entry by the company into the Rights Agreement. On May 18, 2011, the closing price of DTG common stock was $80.60.

On May 27, 2011, the DTG board of directors, together with members of DTG’s management and the company’s outside legal and financial advisors, held a telephonic meeting to further consider the terms of Hertz’s proposed exchange offer and a potential response by the DTG board of directors to the proposed exchange offer. At the meeting, representatives from Cleary discussed certain legal issues, and DTG’s financial advisors reviewed certain financial parameters relevant to the exchange offer with the DTG board of directors. The DTG board of directors then discussed several matters, including the status and anticipated timing of the antitrust regulatory clearance for each of Avis Budget and Hertz, and possible response by the DTG board of directors to the Hertz offer. On May 27, 2011, the closing price of DTG common stock was $82.90.

On June 3, 2011, the DTG board of directors, joined by members of DTG’s management and DTG’s outside legal and financial advisors, held a telephonic meeting. At the meeting, representatives of Cleary reviewed a draft of this Schedule 14D-9 and certain related legal matters with the DTG board of directors. The DTG board of directors discussed the draft Schedule 14D-9, asked questions of DTG’s management and Cleary, and determined to recommend that DTG’s stockholders NOT tender their shares of DTG common stock pursuant to the offer at this time. The closing price of DTG common stock on June 3, 2011 was $83.74.

Reasons for Recommendation

In reaching the conclusions and in making the unanimous recommendation that DTG’s stockholders NOT tender their shares of DTG common stock pursuant to the offer at this time, the DTG board of directors carefully and thoroughly considered the terms and conditions of the offer and their fiduciary duties to DTG stockholders under applicable law, consulted with management of the company and DTG’s financial and legal advisors, and took into account numerous factors, including but not limited to those discussed below. In connection with developments as to the matters discussed below, the DTG board of directors will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the company and its stockholders.

The timing and terms of antitrust regulatory clearance of any proposed transaction with Hertz or Avis Budget remains uncertain.

The offer is subject to a number of conditions, including that the waiting periods applicable to the offer and second-step merger under the HSR Act and the no-close period (including any extensions thereof) applicable to the offer and the second-step merger under the Competition Act (Canada) shall have, in each case, expired or been waived or terminated.

On October 1, 2010, Hertz withdrew its application under the HSR Act with the FTC and the DOJ, and as of the date of this Schedule 14D-9, DTG is not aware of any filing by Hertz of a notification and report form under the HSR Act in respect of the offer. Although DTG believes that a combination of DTG with either Hertz or Avis Budget would not reduce competition in the rental car industry and that both transactions are capable of obtaining antitrust clearance, DTG believes that antitrust regulatory clearance of either transaction under the HSR Act could require a further review process, and there can be no assurance as to the ultimate receipt of clearance under the HSR Act and/or the timing and terms thereof, and there can be no assurance that either Hertz or Avis Budget will be willing to accept HSR clearance on the terms that the FTC may seek to impose, as further discussed below.

According to the Prospectus/Offer to Exchange, Hertz’s no-action letter from the Canadian Competition Commissioner was scheduled to expire on May 21, 2011. However, on May 18, 2011, the Canadian Competition Commissioner granted Hertz’s request to extend the expiration date to August 21, 2011. However, as the Prospectus/Offer to Exchange acknowledges, there can be no assurance that the Canadian Competition Commissioner’s no-action letter will be extended following that date.

Accordingly, the DTG board of directors believes that the pending antitrust regulatory review process introduces an element of uncertainty to the offer, or any other transaction with Hertz or Avis Budget, as well as the benefits that DTG stockholders can expect to realize from any such transactions as stockholders in the combined enterprise. The DTG board of directors also noted that the offer price is: below the closing price of DTG common stock of $79.27 on May 9, 2011, the day that Hertz announced the offer; below the closing price of DTG common stock of $80.21 on May 24, 2011, the day that Hertz commenced the offer; and below the closing price of DTG common stock of $82.01 on June 1, 2011, the last practicable trading day prior to the filing of this Schedule 14D-9. The DTG board of directors will, consistent with its fiduciary duties to DTG stockholders, consider further developments that arise during the pending antitrust regulatory review process and update its recommendation to stockholders if the situation warrants.

Hertz’s proposal to divest its Advantage brand may not be sufficient to obtain antitrust regulatory clearance, and any additional remedies required by the FTC in connection with such clearance may adversely impact DTG stockholders who, according to the Prospectus/Offer to Exchange, would own 5.6% of the combined company following closing of the second-step merger.

According to the Prospectus/Offer to Exchange, Hertz has commenced a process for the divestiture of its Advantage brand. There can be no assurance that Hertz will be able to identify a buyer for its Advantage brand that is acceptable to the FTC or that the divestiture of the Advantage brand will be sufficient to obtain antitrust regulatory clearance under the HSR Act. The FTC may seek additional remedies that Hertz may be unwilling to accept, or that if accepted, may have a material adverse impact on DTG stockholders as stockholders in the combined entity. Hertz is currently under no obligation to DTG or its stockholders to make any concessions in order to obtain antitrust clearance and the DTG board of directors believes that DTG stockholders should refrain from taking any action in respect of the offer until FTC clearance is obtained or until the DTG board of directors determines that there is sufficient clarity regarding the antitrust regulatory review process. The DTG board of directors, will, consistent with its fiduciary duties to DTG stockholders, consider further developments that arise in this regard.

Other parties may make competing proposals with respect to an acquisition of DTG.

As noted above, Hertz’s offer is below the closing price of DTG common stock of $79.27 on May 9, 2011, the day that Hertz announced the offer; below the closing price of DTG common stock of $80.21 on May 24, 2011, the day that Hertz commenced the offer; and below the closing price of DTG common stock of $82.01 on June 1, 2011, the last practicable trading day prior to the filing of this Schedule 14D-9. Consequently, the DTG board of directors believes that it is likely that Hertz will increase its offer price and/or that another party will make a competing proposal to acquire DTG. Avis Budget has expressed on numerous occasions its interest in acquiring DTG, most notably in response to the 2010 Merger Agreement. Since May 3, 2010, Avis Budget has been pursuing an acquisition of DTG. As disclosed above under Item 4 — Background of the Offer, prior to the termination of the 2010 Merger Agreement, Avis Budget made several proposals to the DTG board of directors regarding an acquisition of DTG. Although the DTG board of directors was unable to conclude that any Avis proposal constituted a “superior proposal” under the 2010 Merger Agreement, Avis Budget continued to pursue an acquisition of DTG even after termination of the 2010 Merger Agreement. On October 5, 2010, DTG and Avis Budget announced an agreement to cooperate with each other in Avis Budget’s efforts to obtain antitrust regulatory clearance with respect to its proposed purchase of DTG common stock and DTG and Avis Budget continue to cooperate in this respect. However, as of the date of this Schedule 14D-9, Avis Budget does not have antitrust regulatory clearance for its proposed acquisition of DTG, which could require a further review process, and there can be no assurance as to the ultimate receipt of clearance and/or the timing and terms thereof. Although there can be no assurance that Avis Budget will make a revised proposal (or that any other party will make a proposal) in response to the offer or that any such proposal would be superior to the offer or otherwise in the best interests of DTG’s stockholders, the DTG board of directors believes that it is likely that Avis Budget will make a revised proposal in response to the offer, the timing and terms of which may depend in part on the timing and outcome of Avis Budget’s discussions with the FTC. The DTG board of directors believes that any revised proposal from Avis Budget (or any proposal from any other party) would be a material consideration for the DTG board of directors and DTG stockholders in evaluating the offer. Accordingly, the DTG board of directors believes that it is in DTG’s stockholders’ best interest to await further clarity on the Hertz and Avis Budget antitrust regulatory review process to determine whether Avis Budget will submit a revised proposal (or any other party will submit a proposal), and if so to assess the terms and conditions (including the proposed purchase price) of such a proposal as compared to the offer, or any enhanced offer that Hertz may make, whether in response to a revised proposal or otherwise. The DTG board of directors, will, consistent with its fiduciary duties to DTG stockholders, consider further developments that arise in connection with Avis Budget’s continued pursuit (and any other party’s pursuit) of an acquisition of DTG.

Intent to Tender

To DTG’s knowledge, after making reasonable inquiry, none of DTG’s directors, executive officers, affiliates or subsidiaries currently intends to tender or cause to be tendered for purchase pursuant to the offer any shares of DTG common stock held of record or beneficially owned by such director, executive officer, affiliate or subsidiary.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

DTG has retained J.P. Morgan Securities LLC (“J.P. Morgan”) and Goldman, Sachs & Co. (“Goldman Sachs”) in connection with, among other things, DTG’s analysis and consideration of, and response to, the offer. DTG has retained both financial advisors pursuant to letter agreements, and both financial advisors will be paid customary fees for such services. J.P. Morgan will receive a fee of up to $16 million based upon the per share purchase price at the closing of a merger or acquisition transaction; at the offer price and based on the closing price of Hertz common stock on June 1, 2011, J.P. Morgan’s fee would be approximately $12 million. J.P. Morgan may receive an additional fee of up to $2 million at DTG’s sole discretion based upon its assessment of J.P. Morgan’s performance of its services to the company. If any transaction negotiations result in a termination fee, DTG has agreed to pay J.P. Morgan a fee in the amount of 10% of any such termination fee, less any expenses incurred by DTG in connection with the transaction, including any expense reimbursement of J.P. Morgan. Goldman Sachs will receive a fee of up to $14 million based upon the per share purchase price at the closing of a merger or acquisition transaction; at the offer price and based on the closing price of Hertz common stock on June 1, 2011, Goldman Sachs’ fee would be approximately $10 million. Goldman Sachs may receive an additional fee of up to $2 million at DTG’s sole discretion based upon its assessment of Goldman Sachs’ performance of its services to the company. If any transaction negotiations result in a termination fee, DTG has agreed to pay Goldman Sachs a fee in the amount of 10% of any such termination fee, less any expenses incurred by DTG in connection with the transaction, except any expense reimbursement to Goldman Sachs. Both J.P. Morgan and Goldman Sachs will be reimbursed for their respective reasonable out-of-pocket expenses, not to exceed $100,000 without the consent of DTG, such consent not to be unreasonably withheld (except, in the case of Goldman Sachs, consent shall not be required for fees and disbursements of its legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.

DTG expects to engage Georgeson Inc. (“Georgeson”) to assist it in connection with DTG’s communications with its stockholders in connection with the offer. DTG expects to pay customary compensation to Georgeson for such services. In addition, DTG expects to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

DTG has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the offer. DTG has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, DTG has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither DTG nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of DTG on its behalf with respect to the offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to DTG common stock have been effected by DTG or, to DTG’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as described below:

	Date of		Number of
Name	Transaction	Nature of Transaction	Shares*	Price/share

John C. Pope	05/09/11	Acquisition of	5,000	$23.90
		Shares on Option exercise
Hon. Edward C. Lumley	05/17/11	Acquisition of	5,000	$23.90
		Shares on Option exercise
Scott L. Thompson(1)	05/13/11	Vesting and	5,805	$81.90
		Net-Settlement of RSUs
Scott L. Thompson(2)	05/23/11	Vesting and	1,966	$80.27
		Net-Settlement of RSUs

(1)	On May 13, 2011, Mr. Thompson vested in 10,000 restricted stock units. DTG withheld 4,195 shares to cover withholding taxes and issued Mr. Thompson 5,805 shares.

(2)	On May 23, 2011, Mr. Thompson vested in 3,387 restricted stock units. DTG withheld 1,421 shares to cover withholding taxes and issued Mr. Thompson 1,966 shares.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

DTG routinely maintains contact with other participants in its industry, including Hertz and Avis Budget, regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the offer. DTG’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that DTG may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, DTG is not currently undertaking or engaged in any negotiations in response to the offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, DTG common stock by DTG, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving DTG or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of DTG or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of DTG.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the DTG board of directors, agreements in principle or signed contracts in response to the offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

U.S. Antitrust Clearance

Under the HSR Act, Hertz is required to file a Notification and Report Form with the FTC and DOJ (together, the “antitrust agencies”) relating to its proposed acquisition of DTG. In its Prospectus/Offer to Exchange, the offeror stated that Hertz plans to file a Notification and Report Form with respect to the offer with the antitrust agencies and to request early termination of the HSR Act waiting period.

DTG will be required to submit a responsive Notification and Report Form with the antitrust agencies by the fifteenth day following Hertz’s filing of its Notification and Report Form.

Under the provisions of the HSR Act applicable to the offer, the acquisition of DTG voting securities pursuant to the offer may be consummated following the expiration of a 30-day waiting period following the filing by Hertz of its Notification and Report Form with respect to the offer. However, the FTC or DOJ may extend the initial waiting period by issuing a Request for Additional Information and Documentary Material (a “Second Request”). In such an event, the statutory waiting period would extend until 30 days after Hertz has substantially complied with the Second Request, unless it is earlier terminated by the applicable reviewing antitrust agency.

At any time before or after the offeror’s acquisition of DTG common stock pursuant to the offer, the DOJ or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of DTG common stock pursuant to the offer, or seeking the divestiture of DTG common stock acquired by Hertz or the divestiture of substantial assets of DTG or its subsidiaries or Hertz or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the offer has not expired or been terminated prior to the expiration date of the offer, or if the FTC, the DOJ, a state attorney general, or a private party obtains an order enjoining the purchase of DTG common stock, then Hertz will not be obligated to proceed with the offer or the purchase of any DTG common stock not previously purchased pursuant to the offer. Additionally, Hertz may terminate the offer if any action, proceeding, injunction, order or decree becomes applicable to Hertz that seeks to restrain or prohibit the exercise by Hertz of its full rights of ownership or operation of all or a portion of Hertz’s business or assets or those of DTG.

Canadian Antitrust Clearance

The offer is also subject to review pursuant to the Competition Act (Canada). Under the Competition Act (Canada), the offer may not be completed until certain information has been provided to the Canadian Competition Commissioner, and a required waiting period has expired or been terminated, provided there is no order in effect prohibiting completion at the relevant time. In connection with the 2010 Merger Agreement, Hertz provided such information to the Canadian Competition Commissioner and the required waiting period under the Competition Act (Canada) expired on June 21, 2010. On July 27, 2010, the Canadian Competition Commissioner issued a no-action letter stating that she did not intend to challenge the proposed transaction. Under the Competition Act (Canada), the transaction may be completed within one year of the date that Hertz provided the required information to the Canadian Competition Commissioner in connection with the 2010 Merger Agreement, or such longer period as the Canadian Competition Commissioner may specify. As the one-year period following Hertz’s submission of the required information to the Canadian Competition Commissioner in connection with the 2010 Merger Agreement. According to the Prospectus/Offer to Exchange, Hertz’s no-action letter from the Canadian Competition Commissioner was scheduled to expire on May 21, 2011, however, on May 18, 2011, the Canadian Competition Commissioner granted Hertz’s request to extend the expiration date to August 21, 2011. However, as the Prospectus/Offer to Exchange acknowledges, there can be no assurance that the Canadian Competition Commissioner’s no-action letter will be extended following that date.

In connection with an unsolicited transaction, the waiting period is 30 calendar days after the day on which the offeror submits the prescribed information, provided that, before the expiry of this period, the Canadian Competition Commissioner has not issued a request for additional information (“Supplementary Information Request”). In the event that the Canadian Competition Commissioner issues a Supplementary Information Request, the transaction cannot be completed until 30 calendar days after the offeror complies with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Canadian Competition Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction.

At any time before a “merger” (as such term is defined under the Competition Act (Canada)) is completed, even where the applicable waiting period has expired or been terminated, the Canadian Competition Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue an interim order where the Canadian Competition Commissioner requires more time to complete her inquiry and the Tribunal finds that, in the absence of an interim order, a party to the proposed merger or another person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition because that action would be difficult to reverse.

Other Regulatory Approvals

One of DTG’s subsidiaries is a risk retention group domiciled in the State of Vermont and generally is regulated by the Vermont Department of Banking, Insurance, Securities & Health Care Administration (the “Vermont Department of Banking”). The insurance laws and regulations of the State of Vermont require that prior to the direct or indirect acquisition of control of a risk retention group, the person acquiring such control must obtain the written approval of the Commissioner of the Vermont Department of Banking. Hertz has disclosed in its Prospectus/Offer to Exchange that, to the extent legally required, Hertz expects to request the Vermont Department of Banking to confirm that the approval it granted in 2010 to Hertz’s indirect acquisition of control of DTG’s risk retention group remains effective and applicable to the offer and second-step merger.

Information about Golden Parachute Compensation

Messrs. Scott L. Thompson, H. Clifford Buster III, R. Scott Anderson, and Rick L. Morris and Ms. Vicki J. Vaniman are DTG’s named executive officers (the “Named Executive Officers”). As required by SEC rules, the following table presents the calculated value of all compensation that is based upon or otherwise relates to the offer and would potentially be paid or provided to the Named Executive Officers in connection with the consummation of the offer. It assumes that the offer consummation date is July 8, 2011, which is the expiration date according to the Prospectus/Offer to Exchange. The amounts disclosed in the following table also assume that each Named Executive Officer’s employment is terminated by DTG without Cause (as defined below) or by the Named Executive Officer in a Qualified Termination (as defined below) on the expiration date, and that he or she is therefore entitled to receive certain severance payments and benefits, even though these amounts may not become payable to each Named Executive Officer in connection with the offer. A narrative discussion explaining the arrangements covering the Named Executive Officers follows the table.

			Pension/	Perquisites/	Tax
	Cash	Equity	NQDC	Benefits	Reimbursement	Other	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)	($)

Scott L. Thompson,	6,956,354	25,589,175	0	112,497	5,290,292	0	37,948,318
Chief Executive Officer, President and Director
H. Clifford Buster III,	2,575,516	10,977,189	0	72,176	0	0	13,624,881
Senior Executive Vice President and Chief Financial Officer
R. Scott Anderson,	2,645,829	11,644,379	0	72,762	0	0	14,362,970
Senior Executive Vice President, Global Operations
Vicki J. Vaniman,	1,613,820	6,593,274	0	68,861	0	0	8,275,955
Executive Vice President and General Counsel
Rick L. Morris,	1,435,892	6,429,602	0	84,581	0	0	7,950,075
Executive Vice President and Chief Information Officer

(1)	These amounts include the following, as determined pursuant to the Employment Continuation Arrangements and detailed in the narrative discussion following this table: (a) lump-sum payments equivalent to two and one-half times (or three times base salary in Mr. Thompson’s case) each Named Executive Officer’s “base pay” as explained in greater detail in the narrative discussion below: Mr. Thompson, $2,400,000; Mr. Buster, $1,062,500; Mr. Anderson, $1,062,500; Ms. Vaniman, $750,000; Mr. Morris, $625,000; (b) lump-sum payments equivalent to two and one-half times (or three times in Mr. Thompson’s case) the “incentive pay” for each Named Executive Officer: Mr. Thompson, $3,600,000; Mr. Buster, $1,125,000; Mr. Anderson, $1,195,313; Ms. Vaniman, $641,250; Mr. Morris, $625,000; (c) lump-sum payments equivalent to the prorated portion of annual bonus payable in the year of termination of employment determined at the greater of the actual or target incentive compensation amount, prorated for the year of termination: Mr. Thompson, $905,500; Mr. Buster, $361,000; Mr. Anderson, $361,000; Ms. Vaniman, $203,500; Mr. Morris, $170,000; and (d) accrued vacation: Mr. Thompson, $50,854; Mr. Buster, $27,016; Mr. Anderson $27,016; Ms. Vaniman, $19,070; Mr. Morris $15,892. Amounts disclosed in this column would be payable only if DTG terminates the Named Executive Officer’s employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period. Amounts are generally paid in a lump-sum, subject to a six-month delay to the extent required by certain provisions of Section 409A of the Code.

(2)	These amounts represent the market value of DTG shares underlying Performance Units and Restricted Stock Units (“RSUs”), and the intrinsic value of Option Rights that, in each case, are anticipated to be unvested and outstanding as of the expiration date. Pursuant to the instructions to Item 402(t) of Regulation S-K, amounts were calculated using a price per share of DTG common stock of $81.836, which is the average closing market price of DTG common stock from May 10 through May 16, 2011, the five business days following the first public announcement of the transaction on May 9, 2011, but do not reflect the amounts that would be payable to Named Executive Officers if the offer were actually consummated.

All Option Rights and RSUs vest automatically on a Change in Control, and all Performance Units vest only if DTG terminates a Named Executive Officer’s employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period. Option Rights that vest remain exercisable for the remaining term of the grant. If a Named Executive Officer’s employment continues following a Change in Control of DTG, the performance target for all outstanding Performance Units will be deemed to have been met as of the date of the Change in Control and the Performance Units will continue to vest upon satisfaction of the time-based vesting provisions applicable to the Performance Units in accordance with their terms, subject to accelerated vesting and settlement upon a termination without Cause or Qualified Termination during the Employment Continuation Period. The outstanding equity awards included for each Named Executive Officer in the table are as follows: Mr. Thompson, 228,758 Options, 50,057 RSUs and 45,000 Performance Units; Mr. Buster, 123,333 Options and 16,000 Performance Units; Mr. Anderson, 131,666 Options and 16,000 Performance Units; Ms. Vaniman, 75,000 Options and 9,000 Performance Units; and Mr. Morris, 75,000 Options and 7,000 Performance Units. For each of the Named Executive Officers, the amounts included in the column that are attributable to awards that vest solely as a result of a Change in Control are: Mr. Thompson, $4,096,465 in RSUs and $17,810,090 in Option Rights; Mr. Buster, $9,667,813 in Option Rights; Mr. Anderson, $10,335,003 in Option Rights; Ms. Vaniman, $5,856,750 in Option Rights; and Mr. Morris, $5,856,750 in Option Rights. For each of the Named Executive Officers, the amounts included in the column that are attributable to awards that vest only if there is a termination without Cause or Qualified Termination during the Employment Continuation Period are Performance Units with the following values: Mr. Thompson, $3,682,620; Mr. Buster, $1,309,376; Mr. Anderson, $1,309,376; Ms. Vaniman, $736,524; and Mr. Morris, $572,852.

As noted above, the amounts included in the equity column were calculated based on an average trading price of DTG’s common stock pursuant to instructions to Item 402(t) of Regulation S-K but do not reflect the amounts that would be payable to Named Executive Officers if the offer were actually consummated. The following chart sets forth the amounts that would be payable in respect of these awards determined based on the offer price as described in the Prospectus/Offer to Exchange. For purposes of these calculations, the stock component of the offer price was converted into a cash value by reference to the closing price for one share of Hertz common stock on June 1, 2011. This was then added to the per share cash component of the offer price.

Equity
Name	($)

Scott L. Thompson	22,064,125
H. Clifford Buster III	9,460,410
R. Scott Anderson	10,036,887
Vicki J. Vaniman	5,678,850
Rick L. Morris	5,536,950

(3)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements in connection with a Change in Control or related termination of employment. Pursuant to previous deferral elections, all accrued non-qualified deferred compensation will be paid out on a Change in Control.

(4)	These amounts represent the value of: (a) health and life benefits continuation for two and one-half years (three years in Mr. Thompson’s case): Mr. Thompson, $48,697; Mr. Buster, $28,176 ; Mr. Anderson, $28,762; Ms. Vaniman, $24,861; Mr. Morris, $40,581; (b) outplacement benefits of up to $20,000 (up to $35,000 in Mr. Thompson’s case) for the one year following the termination date; and (c) a vehicle allowance for two and one-half years valued at $24,000 (three years in Mr. Thompson’s case, valued at $28,800). These benefits are only paid or provided if DTG terminates the Named Executive Officer’s employment without Cause or he or she has a Qualified Termination during the Employment Continuation Period.

(5)	This amount represents the approximate value of a tax gross-up for Mr. Thompson, calculated as if his employment were terminated without Cause or in a Qualified Termination during the Employment Continuation Period, using a price per share of DTG common stock of $81.836. At an offer price of $70.95, Mr. Thompson would be entitled to a tax gross-up of approximately $4,915,051. No other Named Executive Officer is entitled to a tax gross-up. Instead, Named Executive Officers, other than Mr. Thompson, have agreed to cut back any “parachute payments” to the extent that the payment of such benefits would be subject to taxes, interest or penalties under Section 280G of the Code (defined below), if and only if such reduction would result in a net after-tax benefit for the Named Executive Officer. If Mr. Thompson’s employment continues following a Change in Control, Mr. Thompson would be entitled to the following approximate gross up amounts: $2,012,079 at a price per share of DTG common stock of $81.836 and $1,636,838 at an offer price of $70.95.

Narrative Discussion of Change in Control Arrangements

There are no employment contracts or non-compete agreements with any officer, including any Named Executive Officer. As noted in Item 3, DTG has entered into an Employment Continuation agreement with its Chief Executive Officer Scott L. Thompson, and maintains an Employment Continuation Plan in which the Named Executive Officers other than the Chief Executive Officer participate. Both the Employment Continuation Agreement and the Employment Continuation Plan (collectively, the “Employment Continuation Arrangements”) are “double-trigger” arrangements. As a general matter and except as noted below, this means that the applicable Named Executive Officer would receive payments and benefits pursuant to the Employment Continuation Arrangements only if the Named Executive Officer’s employment is terminated by DTG without Cause (as defined below), or the Named Executive Officer terminates his or her employment with DTG for certain specified circumstances (as defined further below, a “Qualified Termination”), during the period beginning on the date a Change in Control occurs and ending two years following the occurrence of the Change in Control and, in the case of Mr. Thompson, it also covers an anticipatory termination preceding a Change in Control (the “Employment Continuation Period”). The Employment Continuation Arrangements generally renew automatically for additional one-year terms on an annual basis unless, not later than September 30 of any year, DTG provides a notice of non-renewal. No amendment, modification, change or termination which adversely affects the rights of any Named Executive Officer in the Employment Continuation Plan will be effective if it would take effect following the commencement of any action by or discussion with a third person that ultimately results in a Change in Control. Once a Change in Control occurs, the Employment Continuation Period cannot be terminated without the consent of the affected NEO.

Under the Employment Continuation Arrangements, a Change in Control of DTG is generally deemed to occur upon the happening of any of the following events:

•	DTG is merged, consolidated or reorganized into another corporation or other legal person, unless, in each case, immediately following such merger, consolidation or reorganization, the stock entitled to vote generally in the election of the DTG board of directors (the “Voting Stock”) outstanding immediately prior to such merger, consolidation or reorganization continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such merger, consolidation or reorganization (including, without limitation, an entity which as a result of such merger, consolidation or reorganization owns DTG or all or substantially all of DTG’s assets either directly or through one or more subsidiaries);

•	DTG sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person, unless, in each case, immediately following such sale or transfer, the Voting Stock of DTG outstanding immediately prior to such sale or transfer continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such sale or transfer (including, without limitation, an entity which as a result of such transaction owns DTG or all or substantially all of DTG’s assets either directly or through one or more subsidiaries);

•	the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more or the combined voting power of the Voting Stock of DTG then outstanding after giving effect to such acquisition; or

•	individuals who, as of December 9, 2008, constitute the DTG board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the DTG board of directors; provided, however, that any individual becoming a director subsequent to December 9, 2009 whose election or nomination for election by DTG’s stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of DTG in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to be or have been a member of the Incumbent Board.

Notwithstanding this, a Change in Control will not be deemed to occur unless the events that have occurred would also constitute a “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Final Regulation 1.409A-3(j)(5), or any successor regulation thereto. Change in Control is defined in a similar way in the Equity Plan.

Consummation of the offer would constitute a Change in Control under the Employment Continuation Arrangements and the Equity Plan.

Under the Employment Continuation Arrangements, Cause generally means the commission of any of the following by the Named Executive Officer prior to termination of employment, and, in each case, only if it shall have been materially harmful to the company, as determined by at least two-thirds of the DTG board of directors in good faith:

•	a criminal violation involving fraud, embezzlement or theft in connection with his or her duties or in the course of his employment with DTG or any subsidiary;

•	intentional wrongful damage to property of DTG or any subsidiary; or

•	intentional wrongful disclosure of secret processes or confidential information of the company or any subsidiary.

Under the Employment Continuation Arrangements, a Named Executive Officer will be eligible for severance payments and benefits if he or she terminates his employment with DTG following the occurrence of any of the following events (a Qualified Termination):

•	a failure to re-elect or maintain the Named Executive Officer in the same office or position with the company;

•	a significant adverse change in the Named Executive Officer’s authority, power and responsibilities;

•	material reduction in pay;

•	reduction, termination or denial of employee benefits;

•	the Named Executive Officer determines that a change in DTG’s business has made him or her unable to substantially carry out his or her responsibilities;

•	DTG is liquidated, dissolved, merged, consolidated or reorganized or all of its assets are transferred unless the successor entity assumed all of the duties and obligations of DTG under the Employment Continuation Agreement; a failure to require a successor entity to assume all of the duties and obligations of DTG under the Employment Continuation Plan would be a material breach of such arrangement;

•	DTG or the Named Executive Officer’s work location is relocated in excess of 50 miles from the location prior to the Change in Control or, in the case of Mr. Thompson, requires him to travel at least 20% more than the average number of days of travel required during the three full years prior to the Change in Control without his consent; or

•	DTG or its successor materially breaches the Employment Continuation Agreement or Employment Continuation Plan, as applicable.

DTG has a 10-day period within which to remedy certain defaults under the Employment Continuation Agreement and a 30-day period under the Employment Continuation Plan, and certain additional notice periods apply under the Employment Continuation Plan. It is also considered a Qualified Termination for Mr. Thompson if he terminates his employment for any reason during the thirty day period following the first anniversary of a Change in Control or has an anticipatory termination in connection with a Change in Control.

In the event of a termination of employment by DTG without Cause or a Qualified Termination by the applicable Named Executive Officer during the Employment Continuation Period (including, for the CEO, if the termination occurs prior to the Change in Control but following the commencement of any action by or discussion with a third person that ultimately results in a Change in Control), the applicable Named Executive Officer will receive:

•	a lump-sum payment equivalent to two and one-half times (or three times base salary in Mr. Thompson’s case) each Named Executive Officer’s current “base pay”;

•	a lump-sum payment equivalent to two and one-half times (or three times in Mr. Thompson’s case) the “incentive pay” (determined as the greatest of (i) the average of the annual bonus payment made during the last two fiscal years prior to the Change in Control, (ii) the amount of the annual bonus payment made in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs, or (iii) the target bonus opportunity for the fiscal year in which the Change in Control occurs);

•	a lump-sum payment equivalent to the prorated portion of annual bonus payable in the year of termination of employment (determined at the greater of the actual or target incentive compensation amount, prorated for the year of termination, which for 2011 would be the projected payout under the 2011 Executive Incentive Compensation Plan);

•	a lump-sum payment equivalent to the “accrued obligations,” which equal earned and unpaid salary and vacation through the termination date and earned and unpaid bonus for any year prior to the year of termination;

•	health and life benefits continuation for two and one-half years (three years in Mr. Thompson’s case);

•	outplacement benefits of up to $20,000 (up to $35,000 in Mr. Thompson’s case) for the one year following the termination date; and

•	a vehicle allowance for two and one-half years valued at $24,000 (three years in Mr. Thompson’s case, with a value of $28,800).

In addition, all unvested Option Rights will vest immediately and remain exercisable for the term of the grant. Unvested Performance Units and Restricted Stock Units will also immediately vest and become non-forfeitable.

The Employment Continuation Arrangements provide for the performance of DTG’s obligations to be secured by amounts deposited or to be deposited in trust pursuant to certain trust agreements to which DTG will be a party. Upon the earlier to occur of (i) a Change in Control or (ii) a declaration by the DTG board of directors that a Change in Control is imminent, DTG shall promptly, to the extent it has not previously done so, transfer to the trustees the balance of the payments to be made to the Named Executive Officers in connection with the Change in Control.

If any of the severance payments, accelerated vesting and lapsing restrictions payable in connection with a Change in Control would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then the Named Executive Officer’s (other than Mr. Thompson’s) benefits would be reduced to such lesser extent that would result in no portion of such benefits being subject to such taxes, interest or penalties if and only if such reduction would result in a net after-tax benefit for the Named Executive Officer. Mr. Thompson will receive the benefit of a tax gross-up.

Prior to receiving the benefits described in the Employment Continuation Arrangements, each Named Executive Officer is required to sign a release of claims. In addition, the benefits are conditioned upon the Named Executive Officer not soliciting DTG employees during the continuation of benefits period, and being subject to confidentiality obligations with regards to confidential or proprietary information of DTG.

Pursuant to elections previously made under DTG’s nonqualified deferred compensation arrangements, the Named Executive Officers would also be entitled to payment of their accrued account values on consummation of the offer. There are no enhancements to these arrangements as a result of the consummation of the offer.

Litigation

Class action complaints relating to the 2010 Merger Agreement and the transactions contemplated therein with Hertz are pending in Oklahoma state court and Delaware Chancery Court against DTG, its directors, and Hertz. These complaints were filed by various plaintiffs, for themselves and on behalf of the company’s stockholders, excluding defendants and their affiliates, and challenge the now terminated merger transaction, including the termination fee agreed to in the 2010 Merger Agreement. The cases and their current status are as follows: (1) Henzel v. Dollar Thrifty Automotive Group, Inc., et al. (Consolidated Case No. CJ-2010-02761, Dist. Ct. Tulsa County, Oklahoma) — The hearing on the company’s motion for reconsideration of the company’s motion to dismiss was set for September 28, 2010, but the parties agreed that it would not go forward on that day. This case has not been dismissed but is currently inactive; and (2) In Re: Dollar Thrifty Shareholder Litigation (Consolidated Case No. 5458-VCS, Delaware Court of Chancery) — By Order dated August 25, 2010, the Court certified a class consisting of “any and all record and beneficial holders of [DTG] common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held [DTG] common stock at any time between and including April 25, 2010 and the date of the consummation or termination of a merger between [DTG] and Hertz, but excluding defendants and their respective affiliates, including any and all of their respective successors in interest, representatives, trustees, executors, administrators, heirs, transferees (immediate and remote), and any person or entity acting for or on behalf of, or claiming under any of them, and each of them.” The Court denied plaintiffs’ motion for preliminary injunction on September 8, 2010. The plaintiffs served a subpoena on Avis Budget on September 27, 2010, and they have by consent adjourned the time to respond. There has been no response to the subpoena to date. On May 10, 2011, plaintiffs’ counsel sent a letter to the company’s counsel demanding that DTG’s board of directors rescind, cancel, or extract from Hertz an agreement not to enforce the termination fee agreed to in the 2010 Merger Agreement.

While DTG believes these claims are without merit and intends to defend against them vigorously, given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of ultimate loss, if any, be reasonably estimated.

Various other legal actions, claims and governmental inquiries and proceedings have been in the past, or may be in the future, asserted or instituted against DTG, including other purported class actions or proceedings relating to the terminated Hertz transaction or a potential transaction with Hertz or Avis Budget, and some that may demand large monetary damages or other relief which could result in significant expenditures.

Stockholder Rights Agreement

On May 18, 2011, after careful consideration and consultation with DTG’s financial and legal advisors, the DTG board of directors, by unanimous vote of the directors determined that it is in the best interests of the company and its stockholders to adopt the Rights Agreement, dated as of May 18, 2011, between the company and Computershare Trust Company, N.A., as rights agent, which we refer to as the Rights Plan, and which is similar to rights agreements adopted by many other public companies as well as the Rights Plan that DTG had in place from August 1998 through August 2009. The Rights Plan was adopted to deter any attempt to obtain control of the company in a manner or on terms that are not in the best interests of the company and all stockholders and to ensure that the DTG board of directors and DTG stockholders have a full and fair opportunity to consider any proposals and alternatives thereto, without the undue influence that may result if one or more holders are permitted to accumulate significant positions in DTG common stock.

Delaware Business Combinations Statute

DTG is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving DTG. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as DTG from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the second-step merger proposed by Hertz) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless (1) prior to the acquisition date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (1) is the owner of 15% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither DTG’s certificate of incorporation nor bylaws exclude DTG from the coverage of Section 203 of the DGCL. Unless Hertz’s acquisition of 15% or more of the DTG common stock is approved by the DTG board of directors before the offer closes, Section 203 of the DGCL will prohibit consummation of the second-step merger (or any other business combination with Hertz) for a period of three years following consummation of the offer unless each such business combination (including the second-step merger) is approved by the DTG board of directors and holders of 66 2/3% of the DTG common stock, excluding Hertz, or unless Hertz acquires at least 85% of the DTG common stock in the offer (excluding any subsequent offering period). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the offer, the DTG board of directors approves the offer. According to the Prospectus/Offer to Exchange, it is a condition for the offer that the DTG board of directors shall have approved the offer and second-step merger under Section 203 of the DGCL, or Hertz shall be satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the offer and second-step merger The foregoing description is not complete and is qualified in its entirety by reference to Section 203 of the DGCL and the Prospectus/Offer to Exchange.

Other State Takeover Laws

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. DTG, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. The Prospectus/Offer to Exchange states that Hertz has not yet complied with any such laws, and does not know whether any of these laws will, by their terms, apply to the offer, second-step merger or any other business combination between DTG and Hertz or its affiliates.

Appraisal Rights

Holders of DTG common stock do not have appraisal rights as a result of the offer. However, according to the Prospectus/Offer to Exchange, if the second-step merger proposed by Hertz in its Prospectus/Offer to Exchange is consummated (including if consummated as a “short-form” merger), DTG stockholders will have certain rights pursuant to Section 262 of the DGCL to dissent and demand appraisal of their DTG common stock. Stockholders who do not tender their shares in the offer, continue to hold shares at the time of the consummation of the second-step merger, neither vote in favor of the second-step merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the offer and second-step merger) and to receive payment of such fair value (all such shares, collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the consideration paid in the offer and the market value of the shares, and the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the offer or the consideration paid in such a merger. The foregoing description is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Prospectus/Offer to Exchange.

Delaware Law

The proposed second-step merger would need to comply with various applicable procedural and substantive requirements of Delaware law, though if the offeror acquires at least 90% of the outstanding shares of DTG common stock, the offeror and its affiliates may be able to consummate a short-form merger that would avoid the application of certain substantive and procedural protections generally available to stockholders of a Delaware corporation. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Hertz would be a controlling stockholder if the holders of at least a majority of the DTG common stock accept the offer and their shares are purchased by Hertz pursuant to the offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9, and the documents incorporated herein by reference, contain “forward-looking statements” about DTG and its prospects and plans. You should not place undue reliance on these statements. Representatives of DTG may also make forward-looking statements. Forward-looking statements include information concerning DTG’s possible or assumed future results of operations, including descriptions of DTG’s business strategies. These statements may use such words as “may,” “will,” “expect,” “believe,” “intend,” “should,” “could,” “would,” “anticipate,” “estimate,” “forecast,” “seek,” “feel,” “project,” “plan” and similar expressions. These statements are based on expectations and beliefs at the time such statements were made; however, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. As you read and consider this prospectus/offer to exchange, you should understand that these statements are not guarantees of performance or results. These statements do not guarantee future performance and DTG assumes no obligation to update them. Risks, uncertainties and assumptions include the possibility that (1) Hertz or Avis Budget may be unable to obtain required regulatory approvals or may be required to accept conditions that could reduce the anticipated benefits of their respective proposed transactions as a condition to obtaining regulatory approvals; (2) DTG stockholders may not tender a sufficient number of shares into the Hertz offer or Hertz may otherwise be unable to consummate the offer or any transaction with DTG; (3) there is no assurance that Avis Budget will enter into a merger agreement with DTG or that any transaction with Avis Budget will be consummated; (4) the length of time necessary to consummate a transaction with either Hertz or Avis Budget may be longer than anticipated; (5) problems may arise in successfully integrating the businesses of Hertz and DTG or Avis Budget and DTG and Hertz or Avis Budget may not realize its anticipated synergies and other benefits following their respective proposed transaction; (6) either proposed transaction may involve unexpected costs; and (7) the Avis Budget, Hertz and DTG businesses may suffer as a result of uncertainty surrounding the proposed transactions. Additional risks, uncertainties and assumptions affecting the businesses of each of Avis Budget, DTG and Hertz can be found in their respective filings with the SEC. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Avis Budget, Hertz and DTG. DTG assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

(a)(1)	Press release issued by DTG, dated May 9, 2011 (incorporated herein by reference to the Form 8-K filed with the SEC on May 9, 2011).
(a)(2)	Communication with employees of DTG, dated May 9, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 9, 2011).
(a)(3)	Press release issued by DTG, dated May 12, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 13, 2011).
(a)(4)	Communication with employees of DTG, dated May 13, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 13, 2011).
(a)(5)	Press release issued by DTG, dated June 6, 2011 (attached hereto).

Exhibit
Number	Description

(e)(1)	Excerpts from DTG Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 26, 2011 (attached hereto as Annex A).
(e)(2)	Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of December 9, 2008 (filed as exhibit 10.212 with DTG’s Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009), as amended effective on March 16, 2009 (filed as exhibit 10.221 with DTG’s Form 8-K filed May 20, 2009) and effective on March 31, 2009 (filed as exhibit 10.219 with DTG’s Form 10-Q for the quarterly period ended March 31, 2009, filed May 6, 2009) (incorporated herein by reference to Exhibit 10.235 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(3)	First Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., dated as of March 24, 2010 (incorporated herein by reference to Exhibit 10.234 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(4)	Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., dated as of December 9, 2008 (incorporated herein by reference to Exhibit 10.204 of Form 8-K, filed December 15, 2008).
(e)(5)	Employment Continuation Agreement, dated December 9, 2008 between the company and Scott L. Thompson (incorporated herein by reference to Exhibit 10.205 to Form 8-K filed December 15, 2008).
(e)(6)	Dollar Thrifty Automotive Group, Inc. Summary of Non-employee Director’s Compensation effective December 1, 2010 (incorporated herein by reference to Exhibit 10.241 to Form 10-K filed February 28, 2011).
(e)(7)	Form of Restricted Stock Units Grant Agreement between Dollar Thrifty Automotive Group, Inc. and the applicable director (incorporated herein by reference to Exhibit 10.231 to Form 10-K, filed March 4, 2010).
(e)(8)	Form of Restricted Stock Units Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.224 to Form 10-Q for the quarterly period ended June 30, 2009, filed August 6, 2009).
(e)(9)	Form of Performance Units Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.237 to Form 8-K filed December 9, 2010).
(e)(10)	Form of Stock Option Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.160 to Form 8-K, filed February 6, 2008).
(e)(11)	2009 Deferred Compensation Plan effective January 1, 2009 (incorporated herein by reference to Exhibit 10.214 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(12)	Amended and Restated Deferred Compensation Plan dated December 9, 2008 (incorporated herein by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(13)	Form of Director’s Deferred Compensation Election between the company and the applicable director (incorporated herein by reference to Exhibit 10.229 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).
(e)(14)	Form of Directors Deferred Compensation Election between the company and the applicable director (incorporated herein by reference to Exhibit 10.240 to Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011).
(e)(15)	Form of Indemnification Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.217 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(16)	Indemnification Agreement dated as of May 23, 2008 between Dollar Thrifty Automotive Group, Inc. and Scott L. Thompson, Senior Executive Vice President and Chief Financial Officer (incorporated herein by reference to Exhibit 10.191 to Form 8-K, filed May 28, 2008).

Exhibit
Number	Description

(e)(17)	Indemnification Agreement dated as of March 22, 2006 between Dollar Thrifty Automotive Group, Inc. and Richard W. Neu, non-employee director (incorporated herein by reference to Exhibit 10.106 to Form 8-K, filed March 27, 2006).
(e)(18)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Vicki J. Vaniman, Executive Vice President and General Counsel (incorporated herein by reference to Exhibit 10.70 to Form 8-K, filed May 25, 2005).
(e)(19)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and R. Scott Anderson, Senior Executive Vice President (incorporated herein by reference to Exhibit 10.67 to Form 8-K, filed May 25, 2005).
(e)(20)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and John C. Pope, non-employee director (incorporated herein by reference to Exhibit 10.61 to Form 8-K, filed May 25, 2005).
(e)(21)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Edward C. Lumley, non-employee director (incorporated herein by reference to Exhibit 10.60 to Form 8-K, filed May 25, 2005).
(e)(22)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Maryann N. Keller, non-employee director (incorporated herein by reference to Exhibit 10.59 to Form 8-K, filed May 25, 2005).
(e)(23)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Thomas P. Capo, non-employee director (incorporated herein by reference to Exhibit 10.58 to Form 8-K, filed May 25, 2005).
(e)(24)	Dollar Thrifty Automotive Group, Inc. 2011 Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.242 to Form 10-K filed February 28, 2011).
(e)(25)	Rights Agreement, dated as of May 18, 2011 between DTG and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to Form 8-A, filed May 18, 2011).
(g)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Registrant)

June 6, 2011	By:	/s/ H. Clifford Buster III

H. Clifford Buster III Senior Executive Vice President, Chief Financial Officer and Principal Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Press release issued by DTG, dated May 9, 2011 (incorporated herein by reference to the Form 8-K filed with the SEC on May 9, 2011).
(a)(2)	Communication with employees of DTG, dated May 9, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 9, 2011).
(a)(3)	Press release issued by DTG, dated May 12, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 13, 2011).
(a)(4)	Communication with employees of DTG, dated May 13, 2011 (incorporated herein by reference to the Form 425 filed with the SEC on May 13, 2011).
(a)(5)	Press release issued by DTG, dated June 6, 2011 (attached hereto).
(e)(1)	Excerpts from DTG Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 26, 2011 (attached hereto as Annex A).
(e)(2)	Second Amended and Restated Long-Term Incentive Plan and Director Equity Plan, dated as of December 9, 2008 (filed as exhibit 10.212 with DTG’s Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009), as amended effective on March 16, 2009 (filed as exhibit 10.221 with DTG’s Form 8-K filed May 20, 2009) and effective on March 31, 2009 (filed as exhibit 10.219 with DTG’s Form 10-Q for the quarterly period ended March 31, 2009, filed May 6, 2009) (incorporated herein by reference to Exhibit 10.235 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(3)	First Amendment to Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., dated as of March 24, 2010 (incorporated herein by reference to Exhibit 10.234 to Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010).
(e)(4)	Second Amended and Restated Employment Continuation Plan for Key Employees of Dollar Thrifty Automotive Group, Inc., dated as of December 9, 2008 (incorporated herein by reference to Exhibit 10.204 of Form 8-K, filed December 15, 2008).
(e)(5)	Employment Continuation Agreement, dated December 9, 2008 between the company and Scott L. Thompson (incorporated herein by reference to Exhibit 10.205 to Form 8-K filed December 15, 2008).
(e)(6)	Dollar Thrifty Automotive Group, Inc. Summary of Non-employee Director’s Compensation effective December 1, 2010 (incorporated herein by reference to Exhibit 10.241 to Form 10-K filed February 28, 2011).
(e)(7)	Form of Restricted Stock Units Grant Agreement between Dollar Thrifty Automotive Group, Inc. and the applicable director (incorporated herein by reference to Exhibit 10.231 to Form 10-K, filed March 4, 2010).
(e)(8)	Form of Restricted Stock Units Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.224 to Form 10-Q for the quarterly period ended June 30, 2009, filed August 6, 2009).
(e)(9)	Form of Performance Units Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.237 to Form 8-K filed December 9, 2010).
(e)(10)	Form of Stock Option Grant Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.160 to Form 8-K, filed February 6, 2008).
(e)(11)	2009 Deferred Compensation Plan effective January 1, 2009 (incorporated herein by reference to Exhibit 10.214 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(12)	Amended and Restated Deferred Compensation Plan dated December 9, 2008 (incorporated herein by reference to Exhibit 10.211 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(13)	Form of Director’s Deferred Compensation Election between the company and the applicable director (incorporated herein by reference to Exhibit 10.229 to Form 10-K for the fiscal year ended December 31, 2009, filed March 4, 2010).

Exhibit
Number	Description

(e)(14)	Form of Directors Deferred Compensation Election between the company and the applicable director (incorporated herein by reference to Exhibit 10.240 to Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011).
(e)(15)	Form of Indemnification Agreement between the company and the applicable employee (incorporated herein by reference to Exhibit 10.217 to Form 10-K for the fiscal year ended December 31, 2008, filed March 3, 2009).
(e)(16)	Indemnification Agreement dated as of May 23, 2008 between Dollar Thrifty Automotive Group, Inc. and Scott L. Thompson, Senior Executive Vice President and Chief Financial Officer (incorporated herein by reference to Exhibit 10.191 to Form 8-K, filed May 28, 2008).
(e)(17)	Indemnification Agreement dated as of March 22, 2006 between Dollar Thrifty Automotive Group, Inc. and Richard W. Neu, non-employee director (incorporated herein by reference to Exhibit 10.106 to Form 8-K, filed March 27, 2006).
(e)(18)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Vicki J. Vaniman, Executive Vice President and General Counsel (incorporated herein by reference to Exhibit 10.70 to Form 8-K, filed May 25, 2005).
(e)(19)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and R. Scott Anderson, Senior Executive Vice President (incorporated herein by reference to Exhibit 10.67 to Form 8-K, filed May 25, 2005).
(e)(20)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and John C. Pope, non-employee director (incorporated herein by reference to Exhibit 10.61 to Form 8-K, filed May 25, 2005).
(e)(21)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Edward C. Lumley, non-employee director (incorporated herein by reference to Exhibit 10.60 to Form 8-K, filed May 25, 2005).
(e)(22)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Maryann N. Keller, non-employee director (incorporated herein by reference to Exhibit 10.59 to Form 8-K, filed May 25, 2005).
(e)(23)	Indemnification Agreement dated as of May 20, 2005 between Dollar Thrifty Automotive Group, Inc. and Thomas P. Capo, non-employee director (incorporated herein by reference to Exhibit 10.58 to Form 8-K, filed May 25, 2005).
(e)(24)	Dollar Thrifty Automotive Group, Inc. 2011 Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.242 to Form 10-K filed February 28, 2011).
(e)(25)	Rights Agreement, dated as of May 18, 2011 between DTG and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to Form 8-A, filed May 18, 2011).
(g)	Not applicable

Annex A

Excerpts from Dollar Thrifty Automotive Group, Inc.
Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual
Meeting of the Stockholders as filed with the Securities and Exchange
Commission on April 26, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Certain Beneficial Owners

The following table sets forth certain information as of April 11, 2011, with respect to each person known by DTG to beneficially own more than 5% of the outstanding shares of DTG common stock (“Shares”):

	Amount and Nature of		Percent of
Name and Address of Beneficial Owner	Beneficial Ownership		Class(1)

York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, New York 10153	4,173,642	(2)	14.43%
PAR Investment Partners, L.P. PAR Group, L.P. PAR Capital Management, Inc. One International Place, Suite 2401 Boston, Massachusetts 02110	2,191,800	(3)	7.58%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	2,048,239	(4)	7.08%
Westchester Capital Management, LLC Westchester Capital Management, Inc. 100 Summit Drive Valhalla, New York 10595	2,028,131	(5)	7.01%

(1)	Based on 28,929,182 Shares outstanding as of April 11, 2011.

(2)	As reported in a Schedule 13G dated April 11, 2011, York Capital Management Global Advisors, LLC has sole voting and dispositive power in respect of all of the reported Shares and shared voting and dispositive power in respect of none of the reported Shares.

(3)	As reported in a Schedule 13G dated July 14, 2010, PAR Investment Partners, L.P., PAR Group, L.P. and PAR Capital Management, Inc. have sole voting and dispositive power in respect of all of the reported Shares and shared voting and dispositive power in respect of none of the reported Shares.

(4)	As reported in Schedule 13G dated February 4, 2011, BlackRock, Inc., a parent holding company, has sole voting and dispositive power in respect of all the reported Shares and shared voting and dispositive power in respect of none of the reported Shares.

(5)	As reported in a Schedule 13G dated February 14, 2011 filed jointly by Westchester Capital Management, LLC (“Westchester LLC”), Westchester Capital Management, Inc. (“Westchester Inc.”), The Merger Fund, The Merger Fund VL, the Dunham Monthly Distribution Fund (“DMDF”) and Green & Smith Investment Management L.L.C. (“Green & Smith” and, together with the other named entities, the “Reporting Companies”) and Messrs. Roy Behren, Michael T. Shannon and Frederick W. Green (the “Principals”). According to the Schedule 13G, Westchester LLC and Westchester Inc. may each be deemed to beneficially own 2,028,131 Shares, consisting of (i) 1,990,731 Shares held by The Merger Fund, (ii) 7,400 Shares held by The Merger Fund VL and (iii) 30,000 Shares held by the DMDF. Westchester LLC is the investment advisor of The Merger Fund and The Merger Fund VL, and the sub-advisor of the DMDF. Westchester Inc also held those positions with respect to such Reporting Companies until December 31, 2010. Green & Smith may be deemed to beneficially own 50,111 Shares held by GS Master Trust, for which it serves as investment advisor. Each of the Principals may also be deemed to beneficially own all of the foregoing Shares by virtue of their shared voting and dispositive power with respect thereto with the applicable Reporting Companies. Each of Messrs. Behren and Shannon are Co-President of Westchester LLC and Co-Manager and members of Green & Smith. Until December 31, 2010, Mr. Green was President of Westchester Inc. and a Manager of Green & Smith.

Directors, Director Nominees and Executive Officers

The following table sets forth certain information as of April 11, 2011 with respect to the number of Shares owned by (a) each director nominee of DTG, (b) each named executive officer of DTG and (c) all current directors and named executive officers of DTG as a group.

	Amount and Nature of		Percent of
Name of Beneficial Owner	Beneficial Ownership(1)		Class(2)

Thomas P. Capo	70,510	(3)	Less than 1%
Maryann N. Keller	66,011	(4)	Less than 1%
Hon. Edward C. Lumley	60,828	(5)	Less than 1%
Richard W. Neu	38,351	(6)	Less than 1%
John C. Pope	83,013	(7)	Less than 1%
Scott L. Thompson	434,433	(8)	1.5%
H. Clifford Buster III	136,010	(9)	Less than 1%
R. Scott Anderson	225,260	(10)	Less than 1%
Vicki J. Vaniman	127,166	(11)	Less than 1%
Rick L. Morris	88,012	(12)	Less than 1%
All directors and named executive officers as a group	1,329,594		4.6%

(1)	The SEC deems a person to have beneficial ownership of all shares that such person has the right to acquire within 60 days. Accordingly, Shares subject to vested options as well as options exercisable within 60 days are included in this column. Restricted Stock Units that are to be settled in stock or may be settled in cash or stock at the option of the holder are only included in this column if they vest within 60 days. Restricted Stock Units that have been granted but not included in this column are identified below.

(2)	Based on 28,929,182 Shares outstanding as of April 11, 2011.

(3)	Consists of (i) 66,950 Shares subject to a deferral agreement between DTG and Mr. Capo and (ii) 3,560 shares owned by Mr. Capo. Not included are 1,866 Restricted Stock Units that vest on December 31, 2011.

(4)	Consists of 66,011 Shares subject to a deferral agreement between DTG and Ms. Keller. Not included are 1,866 Restricted Stock Units that vest on December 31, 2011.

(5)	Consists of (i) 50,828 Shares owned by Mr. Lumley and (ii) 10,000 Shares subject to options. Not included are 1,866 Restricted Stock Units that vest on December 31, 2011.

(6)	Consists of 38,351 Shares subject to a deferral agreement between DTG and Mr. Neu. Not included are 1,866 Restricted Stock Units that vest on December 31, 2011.

(7)	Consists of (i) 32,203 Shares owned by Mr. Pope, (ii) 40,810 Shares subject to a deferral agreement between DTG and Mr. Pope and (iii) 10,000 Shares subject to options. Not included are 1,866 Restricted Stock Units that vest on December 31, 2011.

(8)	Consists of (i) 114,804 Shares owned by Mr. Thompson, (ii) 13,387 Restricted Stock Units and (iii) 306,242 Shares subject to options. Not included are (a) 3,387 Restricted Stock Units that vest on May 22, 2012, (b) 16,670 Restricted Stock Units that vest on October 13, 2011, (c) 30,000 Restricted Stock Units that vest on May 13, 2012, (d) 12,925 Shares subject to options that vest on May 22, 2012, (e) 65,833 Shares subject to options that vest on October 31, 2011 and (f) 150,000 Shares subject to options that vest on May 13, 2012.

(9)	Consists of (i) 9,343 Shares owned by Mr. Buster and (ii) 126,667 Shares subject to options. Not included are (a) 33,333 Shares subject to options that vest on October 31, 2011 and (b) 90,000 Shares subject to options that vest on May 13, 2012.

(10)	Consists of (i) 26,325 Shares owned by Mr. Anderson, (ii) 43,337 Shares owned by the trust of Mr. Anderson’s spouse, (iii) 211 Shares held in DTG’s 401(k) plan and (iv) 155,387 Shares subject to options. Not included are (a) 41,667 Shares subject to options that vest on October 31, 2011 and (b) 90,000 Shares subject to options that vest on May 13, 2012.

(11)	Consists of (i) 15,082 Shares owed by Ms. Vaniman, (ii) 4,522 Shares owned by Ms. Vaniman’s trust, (iii) 21,734 Shares subject to a deferral agreement between DTG and Ms. Vaniman, (iv) 881 Shares held in DTG’s 401(k) plan and (v) 84,947 Shares subject to options. Not included are (a) 15,000 Shares subject to options that vest on October 31, 2011 and (b) 60,000 Shares subject to options that vest on May 13, 2012.

(12)	Consists of (i) 10,297 Shares owned by Mr. Morris and (ii) 77,715 Shares subject to options. Not included are (a) 15,000 Shares subject to options that vest on October 31, 2011 and (b) 60,000 Shares subject to options that vest on May 13, 2012.

COMPENSATION OF THE BOARD OF DIRECTORS

Compensation

Board Compensation has historically consisted of a combination of cash, equity grants and vehicle privileges. In 2010, director compensation was modified to reflect current market practice, including the elimination of meeting fees and the vehicles provided to the directors for their personal use.

Board Meeting Fees, Committee Meeting Fees and Retainers

Beginning in 2010, the annual compensation program for independent directors provides that for each fiscal year of service, each independent director will receive an annual retainer of $60,000 in the form of cash, paid in quarterly installments of $15,000 each, and $90,000 in the form of equity compensation, discussed below. The Company did not pay separate meetings fees but continued to pay additional fees to the committee chairs as follows: The Governance Committee chair was paid an annual retainer of $5,000, in quarterly cash installments of $1,250. The Human Resources and Compensation Committee chair was paid an annual retainer of $7,500, in quarterly cash installments of $1,875. The Audit Committee chair was paid an annual retainer of $10,000, in quarterly cash installments of $2,500. Mr. Capo was the non-executive Chairman of the Board from January 1, 2010 to November 29, 2010. Mr. Capo’s compensation for services rendered as Chairman was $137,500 for the fiscal year ended December 31, 2010.

Effective December 1, 2010, the compensation for independent directors in 2011 will remain as it was in 2010 with the exception of the retainer for the Chairman of the Board, which is $100,000 annually, paid quarterly in arrears.

Directors were permitted to elect in advance to defer all or any portion of their compensation that was to be paid in Common Stock.

Restricted Stock Grants

On January 27, 2010, each independent director was granted 3,560 Restricted Stock Units under the Plan having an aggregate grant date fair value of $90,000. The number of Restricted Stock Units granted was calculated on the basis of the closing price per Share on the day of the grant ($25.28). The Restricted Stock Units vested on December 31, 2010. Beginning in 2011, each independent director will receive a retainer in the form of Restricted Stock Units with a grant date fair value of $90,000 in addition to the cash retainer discussed above. Accordingly, on January 26, 2011, each independent director was granted 1,866 Restricted Stock Units having an aggregate grant date fair value of $90,000 and which will vest on December 31, 2011.

Effective January 2010, Restricted Stock Units will be settled exclusively in Common Stock.

Other

Effective January 1, 2010, the benefit of providing one vehicle for personal use to each independent director while serving as a director was eliminated. DTG will continue its policy of furnishing rental cars for short-term use for product and service evaluation to each director. Following a change in control of DTG or retirement from the Board with five or more years of service, each director is permitted the use of rental cars for product and service evaluation for the life of the director.

No Employee Director Compensation or Benefits

DTG does not pay compensation or provide benefits for service to any director solely in such capacity who is also an officer or employee of the Company, except that Mr. Thompson, as a director, is entitled to the use of rental cars for product and service evaluation for life if he retires from the Board with five or more years of service or following a change in control of DTG.

Director Compensation Table

The following table provides certain summary information concerning compensation of the independent directors for the fiscal year ended December 31, 2010:

2010 DIRECTOR COMPENSATION

					Change in Pension
					Value and
					Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)(1)	(d)(2)	(e)	(f)	(g)	(h)

Thomas P. Capo	197,500	90,000	—	—	—	—	287,500
Maryann N. Keller	60,833	90,000	—	—	—	—	150,833
Hon. Edward C. Lumley	67,500	90,000	—	—	—	—	157,500
Richard W. Neu	77,500	90,000	—	—	—	—	167,500
John C. Pope	65,000	90,000	—	—	—	—	155,000

(1)	The amount shown in column (c) for each director reflects the grant date fair value attributable to the Restricted Stock Unit awards (3,560 Restricted Stock Units for each independent director in accordance with Accounting Standards Codification Topic 718, “Compensation — Stock Compensation” (“ASC 718”)). The grant date fair value was determined as of the grant date of January 27, 2010, based on a closing Share price of $25.28.

(2)	Since May 2002, no independent director has been awarded Option Rights. As of December 31, 2010, the amount of outstanding Option Rights that are fully vested but not yet exercised by the current directors were as follows: (a) Mr. Lumley, 10,000, and (b) Mr. Pope, 10,000.

Stock Ownership Guidelines

The Company’s current stock ownership guidelines require each independent director of DTG to hold at least 20,000 Shares. Directors are generally given five years from commencing service on the Board to meet the stock ownership guidelines. All of the current independent directors meet or exceed these guidelines.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2010 Overview

Despite lingering economic uncertainty in 2010, management shifted its focus on stabilization during 2009 to a strategy of maximizing profitability and cash flow. The objectives of this shift were to further strengthen the balance sheet, enhance liquidity and position the Company for future success and growth in a recovering economic environment.

While management was focused on the execution of this stand-alone business plan, it faced the additional challenge of delivering on this plan while attempting to minimize the distractions to its personnel and operations resulting from the execution in April of a merger agreement with Hertz Global Holdings, Inc. Throughout the first nine months of 2010 until the failure of the stockholder vote to approve the merger in September, management was required to devote significant time and resources to merger-related activities, while keeping the business running as a profitable stand-alone entity. This required a significant emphasis on retaining and engaging key employees in light of the uncertainty caused by the potential merger.

As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, management successfully executed on its stand-alone business plan for 2010, maximizing profitability and further strengthening the balance sheet through continued focus on cost control and operating efficiencies. The Company generated corporate earnings before interest, taxes, depreciation and amortization (“Corporate Adjusted EBITDA”) of $235.7 million in 2010. Excluding $22.6 million of expenses related to a proposed merger, the Company delivered the highest level of Corporate Adjusted EBITDA in its history, totaling $258.3 million in 2010, a $158.9 million improvement from the $99.4 million reported in 2009. There was also significant growth in Corporate Adjusted EBITDA over the last three years as shown by the chart below:

The Company was able to successfully mitigate personnel distractions and disruptions to its operations related to the proposed merger by keeping employees informed of developments, implementing retention tools and ensuring that everyone’s focus remained on product delivery and customer service during the period of uncertainty. The Company favorably resolved fleet financing issues in 2010, completing over $1 billion of new financing to support the Company’s rental business, and ended 2010 with profitable operations, abundant liquidity and a share price that had improved from $25.61 on December 31, 2009 to $47.26 on December 31,

2010, an increase of approximately 85%. In a study by Bespoke Investment Group LLC of Harrison, New York, DTG was named as having the second best performing shares in the Russell 3000 Index over the past two years.

The Human Resources and Compensation Committee’s actions during 2010 with respect to executive pay reflected these circumstances and results. Given the ongoing uncertainty in the economy and the fact that the Company had only recently completed the first phase of its turnaround plan in 2009, the Human Resources and Compensation Committee chose not to increase base pay for its named executive officers for 2010. In addition, the Human Resources and Compensation Committee did not issue equity as a component of management’s compensation plans for 2010, taking into account the retention value and alignment of interests with stockholders provided by equity grants made in 2009.

The Company’s annual cash incentive plan for 2010 was designed to provide additional incentive compensation in the event the Company was able to exceed certain financial targets, with such performance incentives capped at a pre-determined level. Because the Company significantly exceeded the financial targets under the annual incentive plan for 2010, management (including the named executive officers) was paid incentive awards at the maximum amounts determined under the plan.

The Human Resources and Compensation Committee believes that the compensation actions in 2010, taken in conjunction with the 2009 actions with respect to equity incentives to reward and retain management, were appropriate in light of existing business conditions.

Objectives of Compensation Program

The Human Resources and Compensation Committee is guided by the following key objectives in determining the compensation of the Company’s named executive officers:

Competitive Pay

Compensation should reflect the competitive marketplace so that the Company can attract, retain and motivate high-caliber executives.

Accountability for Business Performance

Compensation should be tied largely to overall Company financial and operating performance, so that executives are held accountable through their compensation for achievement of Company financial and operating results.

Accountability for Individual Performance

Compensation should also be tied to the individual’s performance to encourage and reflect individual contributions to the Company’s performance.

Alignment with Stockholder Interests

Compensation should reflect DTG’s Common Stock performance through equity-based incentives, such as Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units and Option Rights, to align the interests of executives with those of DTG’s stockholders.

Design and Risk Mitigation

DTG’s executive compensation program is designed to clearly and fairly relate pay to performance, with the objective of creating long-term stockholder value. DTG’s executive compensation program is also designed to match pay practices with corporate goals. Each year, the Human Resources and Compensation Committee establishes annual cash incentive award levels and considers the grant of long-term equity incentive compensation awards under the Second Amended and Restated Long-Term Incentive Plan and Director Equity Plans

(as amended, the “Plan”). At the end of each year, the Human Resources and Compensation Committee conducts a full review of the elements of compensation and compares those elements to DTG’s key objectives.

A primary objective of DTG’s executive compensation program is to encourage and reward performance by the executives, including the named executive officers, that meets or exceeds DTG’s financial and operational performance goals, without encouraging the taking of excessive risks that could be detrimental to the interests of DTG’s stockholders.

Further, the Company strives to develop overall compensation packages that include a variety of short- and long-term awards, as well as a balanced mix of cash and equity incentives. Performance targets for our performance-based awards, whether cash or equity, are established to encourage the executives, including the named executive officers, to maximize DTG’s performance over the long-term, as opposed to focusing on short-term profits.

The Human Resources and Compensation Committee believes that its compensation decisions are aligned with these objectives and that risks arising from the compensation programs, if any, would not be reasonably likely to have a material adverse affect on the Company.

Participants in Compensation Decisions

The following table identifies the various individuals and groups who participate in decision making for DTG’s executive compensation program and their duties in 2010 in connection with such participation.

Participant		Duties

Human Resources and Compensation Committee	•	Reviewed the performance of the Chief Executive Officer, the other named executive officers and other select members of the executive group

	•	Approved the compensation of the Chief Executive Officer after consultation with other independent directors

	•	Made all decisions regarding cash and equity award plans for executives after consultation with other independent directors

	•	Consulted with Towers Watson, its independent compensation consultant, as a part of all compensation reviews

Chief Executive Officer	•	Contributed to the review process of select members of the executive group

Towers Watson — external consultant to the Human Resources and Compensation Committee	•	Worked directly for the Human Resources and Compensation Committee

	•	Reviewed all presentation materials developed by or at the request of DTG management for presentation to the Human Resources and Compensation Committee

	•	Consulted with, asked questions of and provided comments to DTG management, management’s external compensation consultant, and the Human Resources and Compensation Committee regarding all compensation plans, presentations, proposed actions, documents and related materials

Participant		Duties

Frederic W. Cook & Co., Inc. — external consultant to DTG management	•	Engaged by management to conduct a review of total compensation for the officers of the Company

Senior Vice President, Human Resources	•	Prepared recommendations for executive compensation for review by Towers Watson and the Human Resources and Compensation Committee

	•	Worked with Frederic W. Cook & Co., Inc. to prepare recommendations for total executive compensation

Comparative Data and Benchmarking

Due to the Company’s operating environment discussed under the heading of “2010 Overview,” the Human Resources and Compensation Committee did not engage in external benchmarking with respect to any element of executive compensation for 2010. The Committee also determined that the salaries and target annual incentive opportunities for the named executive officers would not be adjusted for 2010.

As discussed below under “2011 Compensation Decisions,” during the last quarter of 2010, management engaged Frederic W. Cook & Co., Inc. to collect compensation data from which to benchmark executive compensation for the fiscal year beginning January 1, 2011 and to provide recommendations to the Human Resources and Compensation Committee for salary adjustments, annual incentive opportunities and equity awards.

Internal Pay Equity

Compensation opportunities for the named executive officers are targeted at the median market range and are also based on individual performance over time, overall financial results and job duties and responsibilities. Accordingly, Mr. Thompson has the highest compensation among the named executive officers. Messrs. Buster, Anderson and Morris and Ms. Vaniman, each an Executive Vice President, have similar compensation opportunities according to their responsibilities. Our Human Resources and Compensation Committee believes that this similar compensation opportunity among our Executive Vice Presidents encourages their collaboration, support and team effort, and is consistent with the Company’s overall compensation philosophy.

General Information Regarding Elements of Compensation

The Company’s executive compensation objectives are achieved through five elements: base salary, cash incentive compensation, long-term incentive compensation, retirement benefits and from time to time other compensation (including perquisites). In 2010, DTG used these elements of compensation to create an overall executive compensation program that included no salary increases, a short-term incentive opportunity in the form of cash incentive compensation and long-term incentives in the form of outstanding Option Rights and Performance Units. The outstanding Option Rights, which vest over a three-year period, were granted in 2009 as a strategic long-term compensation element designed to reward and retain management through 2010 and further into 2011. The Performance Units were granted in 2008 and designed to incent multi-year operational and financial results over the period of 2008 to 2010. No new grants of Option Rights or Performance Units were made for 2010. DTG believes the use of these various compensation elements provides the proper balance between short- and long-term performance equity and cash compensation, financial and market metrics, and corporate and individual results. Overall, the pay package is intended to ultimately lead to a strong alignment of the long-term interests of officers with the long-term interests of stockholders. There is no pre-defined allocation of value between short- and long-term pay or between cash and equity compensation, but decisions are made with a focus on the majority of compensation being long term and performance based.

Discussion of Elements of Compensation

Base Salary

As previously discussed, no market salary data were requested or reviewed by the Human Resources and Compensation Committee for 2010, and the base salaries of the named executive officers were not increased in 2010.

2010 Cash Incentive Compensation

For 2010, DTG established a cash incentive plan for executives (the “Cash Incentive Plan”), including the named executive officers, based on the Company’s Corporate Adjusted EBITDA. The Cash Incentive Plan set $99.4 million, the level attained in 2009, as the minimum Corporate Adjusted EBITDA to be achieved in 2010 prior to any payment under the Cash Incentive Plan. The Cash Incentive Plan also set a target Corporate Adjusted EBITDA level of $110 million, which, if achieved, would result in 100% payout of the target award, and set a cap that limited the awards to 150% of the target award regardless of the actual growth of Corporate Adjusted EBITDA.

Corporate Adjusted EBITDA is the primary measurement used to determine the maximum amount of the annual bonus awards for each named executive officer under the Cash Incentive Plan. However, the Human Resources and Compensation Committee reserves the right to adjust any award in its sole discretion. Cash incentive compensation is allocated to executive participants in the Plan based on their job responsibilities and may be adjusted to reflect individual performance, if appropriate. The target award levels also differ by participant based on their job responsibilities. In 2010, the Human Resources and Compensation Committee did not consider or make any adjustments to any award, and awards were determined based solely on the level of achievement of the Corporate Adjusted EBITDA target. In addition, the Cash Incentive Plan permits the Company to recover awards if a participant engages in certain conduct detrimental to the Company, including competing with DTG, solicitation of employees for other employment, disclosure of confidential information, any conduct that results in termination for cause, any conduct determined to be harmful to the DTG and any conduct that causes a restatement of any financial statements or financial results of DTG.

The Cash Incentive Plan resulted in the payment to the named executive officers of the maximum payment potential of the target award based on Corporate Adjusted EBITDA, excluding merger-related expenses, of $258.3 million, which exceeded the target Corporate Adjusted EBITDA by approximately $148 million.

Corporate Adjusted EBITDA is not defined under GAAP and should not be considered as an alternative measure of the Company’s net income, operating performance, cash flow or liquidity. The Company believes Corporate Adjusted EBITDA is important as it provides investors with a supplemental measure of the Company’s liquidity by adjusting earnings to exclude non-cash items. Corporate Adjusted EBITDA amounts may not be comparable to similar measures disclosed by other companies. For a further discussion of Corporate Adjusted EBITDA and a reconciliation of Corporate Adjusted EBITDA to the most directly comparable GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Measures For Measuring Results” in DTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Long-Term Incentive Compensation

DTG provides the named executive officers with long-term incentive compensation pursuant to the Plan. The Plan is intended to primarily provide equity-based incentives to executives of the Company to ensure that management’s interests are aligned with the interests of the Company’s stockholders. DTG adopted the Plan to encourage participants to focus on long-term Company performance and to provide an opportunity for executive officers and certain designated key employees to increase their stake in the Company through grants of equity and equity-based compensation. Pursuant to the Plan, the Human Resources and Compensation Committee has the discretion to grant Option Rights, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and other equity and equity-based awards.

1. Options and Restricted Stock Units

During 2009, the Human Resources and Compensation Committee deemed it essential that the interests of management be aligned with the interests of DTG stockholders and that it was necessary to take actions to ensure the continuity of the then newly-retained management team during the challenging period the Company was facing. Therefore, in May 2009, the Company made a special grant of Option Rights to the executives of the Company, including the named executive officers, with vesting to occur over three years. These awards were granted to provide greater incentive to create value for all stockholders, recognize the management transition and provide incentive for the newly-retained management team to remain in place through the restructuring process. In addition to Option Rights, Mr. Thompson was awarded Restricted Stock Units in 2009, which vest over three years. The Restricted Stock Units were granted to recognize limitations on the number of Option Rights that could be provided to Mr. Thompson under the terms of the Plan. As these special grants (a) were designed to provide greater incentive to create value for all stockholders; (b) vested over a three-year period; and, (c) were in amounts greater than prior grants, no additional Option Rights were granted in 2010.

2. Performance Units

In 2008, a target number of Performance Units were granted under the Plan to executives including the named executive officers, relating to a three-year performance period (“Performance Period”) of 2008-2010. Two management objectives were used to determine the number of Performance Units ultimately earned for the 2008-2010 Performance Period: (i) DTG’s total stockholder return (“TSR”) performance compared to companies included in the Russell 2000 Index during the Performance Period; and (ii) the increase in customer retention as measured by an internal customer retention index (“CRI”) metric. Mr. Buster received a pro-rated award in 2010 because he was not employed on the 2008 grant date. The management objectives are calculated as follows:

(a) The TSR award (a market-based condition) is determined by comparing DTG’s TSR results to the TSR results for certain companies which are in and remain in the Russell 2000 Index during the Performance Period. The TSR for each company is calculated by using the average stock price for all trading days during the month of December 2010, plus any dividends paid during the Performance Period, and then dividing by the average stock price for all trading days during the month of December 2007. The Performance Units earned are computed according to the payout schedule below using the Company’s performance relative to the range of performance among the Russell 2000 companies.

	Threshold				Target				Maximum

Percentile	20	th	35	th	50	th	65	th	80	th
Award Earned (% of Target)	0%		50%		100%		150%		200%

If the TSR performance equals the 20th percentile or less, then the payout will be 0% of target. Likewise, if the TSR performance equals the 80th percentile or better, the payment will be 200% of target.

(b) The CRI goal is to increase the number of customers that are very likely to rent from the Company from the 2007 base year CRI of 54% as determined by survey data collected by a third-party vendor. The Performance Units earned under the CRI calculation are an adjustment to those earned under the TSR calculation and are determined according to the payout schedule below:

	Threshold		Target		Maximum

CRI %	46%	50%	54%		62%
Award Adjustment (% of Target)	90%	95%	100%	105%	110%

If the CRI performance equals 46% or less, then the adjustment factor is 90%. Likewise, if CRI performance equals 62% or better, the adjustment factor is 110%.

Awards were conditioned on positive TSR over the Performance Period and achievement of aggregate Corporate Adjusted EBITDA in excess of $300 million over the Performance Period.

If the TSR calculation results in a payout of greater than 0%, then the award percentages for TSR are subject to the applicable CRI award adjustment to set the final adjustment factor. The final adjustment factor is then applied to the target grant of Performance Units to arrive at the actual number of Shares issued. For the 2008-2010 Performance Period, the TSR calculation resulted in the maximum payout of 200%. Accordingly, although it improved significantly over the Performance Period to 63%, the CRI was not used as an adjustment factor because the awards were in all cases capped at 200% of target.

Because TSR was at the 94th percentile for the 2008-2010 Performance Period, 200% of the established Target Performance Units were awarded to the executives in the Plan, including Mr. Thompson (18,900 Shares), Mr. Buster (8,640 Shares), Mr. Anderson (11,962 Shares), Mr. Morris (7,656 Shares), and Ms. Vaniman (14,832 Shares).

Pay versus Performance Discussion

As discussed in “Executive Compensation — Objectives of Compensation Program” above, key objectives of our executive compensation program include motivating our executives to achieve financial and operating results including increased profitability and stockholder returns, and attracting and retaining high caliber executives. Accordingly, in addition to paying fixed compensation in the form of a market-based salary, we provide our named executive officers with variable short- and long-term compensation opportunities that are based on DTG’s performance. Our Cash Incentive Plan rewards executives on increased Corporate Adjusted EBITDA, while awards under our Long-Term Incentive Compensation Plan rewards executives on long-term Company performance and TSR, typically over a three-year Performance Period. Stock Options and Performance Units link the amount our executives earn to the performance of the Common Stock.

In 2010, DTG’s performance was strong, with Corporate Adjusted EBITDA (excluding merger-related expenses) increasing by $158.9 million, or 159.7%, from December 31, 2009 to December 31, 2010. In addition, over the 2008-2010 Performance Period the Company achieved aggregate Corporate Adjusted EBITDA of $355.4 million (excluding merger-related expenses), and the price of the Common Stock increased from a low of $0.64 on October 10, 2008 to $47.26 on December 31, 2010. As a result of this exceptional performance, our named executive officers received the maximum potential award under our annual Cash Incentive Plan, and the Performance Units granted pursuant to the Plan for the 2008-2010 Performance Period paid out at the maximum potential award. We believe these payouts demonstrate a link between strong Company performance and the variable compensation opportunities for our named executive officers.

Supplemental Retirement

Effective January 1, 2009, DTG adopted a deferred compensation plan (the “Deferred Compensation Plan”) to (i) replace certain existing deferred compensation arrangements that had not been funded since 2006 and (ii) provide a more streamlined approach, with lower administrative costs, that permits the Company’s executives, including the named executive officers, to participate in a common deferred compensation plan. The Deferred Compensation Plan is intended to provide an equitable program for retirement income and retention for executives of the Company, including the named executive officers, and provides for an aggregate annual contribution by the Company in respect of each participant of an amount equal to 15% of the executive’s base salary, contributed in quarterly installments. All contributions by the Company are immediately 100% vested. Each participant is also permitted, on an annual basis, to contribute to the Deferred Compensation Plan.

DTG has established a single non-qualified trust to provide a source of payment for benefits under the Deferred Compensation Plan. Separate accounts are maintained for each participant of the Deferred Compensation Plan and the Bank of Oklahoma, N.A., is the trustee.

The Deferred Compensation Plan remained in place during 2010 and continues for 2011.

Change in Control Arrangements

There are no employment contracts or non-compete agreements with any officer, including the named executive officers. DTG has entered into a change in control agreement with Mr. Thompson (the “Employment Continuation Agreement”), as well as a change in control plan for other executive officers, including the other named executive officers (the “Employment Continuation Plan”). The Employment Continuation Agreement and the Employment Continuation Plan are designed to promote stability and continuity of executives in the event of a transition in corporate control. Information regarding applicable payments under such Employment Continuation Agreement and Employment Continuation Plan for the named executive officers is provided below under the heading “Potential Payments Upon Termination or Change in Control.” The Company believes these agreements are in line with market practice and provide value to the stockholders.

2011 Compensation Decisions

As briefly discussed above, during the last quarter of 2010, management engaged Frederic W. Cook & Co., Inc. (“FWC”) to conduct a study of benchmark compensation levels and practices for our senior executive team, including the named executive officers. In addition, FWC was asked to provide recommendations to the Human Resources and Compensation Committee for salary adjustments and equity awards for 2011. Management worked with FWC to identify appropriate market benchmarks for each named executive officer. The benchmark pay sources included a comparator group of publicly traded peers, which was developed by FWC with input from management, and third-party compensation surveys. The Human Resources and Compensation Committee’s independent consultant, Towers Watson, reviewed the methodology used by FWC to develop the compensation benchmarks and provided advice to the Human Resources and Compensation Committee regarding the reasonableness of the study’s results.

FWC identified the following 14 companies as the comparator group:

Alexander & Baldwin, Inc.	Hertz Global Holdings, Inc.
AMERCO	Kirby Corp.
Asbury Automotive Group, Inc.	Lithia Motors, Inc.
Avis Budget Group, Inc.	Old Dominion Freight Line, Inc.
CarMax, Inc.	The Pep Boys — Manny, Moe & Jack
Genesee & Wyoming, Inc.	Ryder System, Inc.
Group 1 Automotive, Inc.	Werner Enterprises, Inc.

The comparator companies include direct competitors to DTG (i.e., car rental and automotive retailers) and other comparably-sized companies in the same Global Industry Classification Standard Group classification as DTG. DTG Management also reviewed general industry pay statistics from the following third-party executive pay surveys: 2010 Mercer Executive Benchmark Survey (utilizing 108 companies with revenues of $1 billion to $2.5 billion), 2010 Towers Watson U.S. CDB Survey (utilizing 170 companies with revenues of $1 billion to $3 billion), 2010/11 Towers Watson Top Management Survey (utilizing 919 companies with data regressed to revenues of $1.5 billion) and 2010 FWC Survey of Long-Term Incentives (utilizing 57 companies for comparison of plans).

Based on DTG’s relative size and recent performance versus the benchmark data sources, FWC advised the Human Resources and Compensation Committee that target total compensation opportunities in the median market range would be appropriate.

The Human Resources and Compensation Committee considered FWC’s study and recommendations, together with the advice of Towers Watson, its independent consultant, in making certain determinations regarding 2011. The Human Resources and Compensation Committee also considered the Company’s performance since Mr. Thompson became CEO in October of 2008. In particular, the Human Resources and Compensation Committee considered the significant increase in the price of the Common Stock and the growth in Corporate Adjusted EBITDA during this period, and management’s success in executing its 2010 business plan despite the uncertainty and disruption caused by the potential merger, as discussed above in “2010 Overview.”

Based on these factors, the Human Resources and Compensation Committee determined that it would target total compensation opportunities (base salary, target short-term incentive and long-term incentive fair values) for its named executive officers at the market median for 2011. Accordingly, the Human Resources and Compensation Committee approved the following base salaries for its named executive officers, positioning the named executive officers at the market median: Mr. Thompson, $800,000; Mr. Buster, $425,000; Mr. Anderson, $425,000; Ms. Vaniman, $300,000; and Mr. Morris, $250,000.

At the end of 2010, the Human Resources and Compensation Committee also approved the grant of Performance Units to the named executive officers. These awards are contingent on the achievement of a specified level of Corporate Adjusted EBITDA in 2011; if the specified level is not achieved, the awards will be forfeited. If the Company achieves the specified level of Corporate Adjusted EBITDA in 2011, 25% of the Performance Units will vest on December 31, 2012 and the remaining 75% will vest on December 31, 2013, in each case subject to the applicable named executive officer’s continued employment with the Company through the vesting date. The Performance Units granted to each of the named executive officers, subject to achievement of the Corporate Adjusted EBITDA performance measure, are as follows: Mr. Thompson (45,000 units); Mr. Buster (16,000 units); Mr. Anderson (16,000 units); Ms. Vaniman (9,000 units) and Mr. Morris (7,000 units).

Impact of Accounting and Tax Treatment on Compensation

Accounting Treatment

The Human Resources and Compensation Committee is aware of the accounting treatment accorded to DTG’s compensation program. However, the treatment has not been a significant factor in such compensation program or in the decisions of the Human Resources and Compensation Committee concerning the amount or type of compensation.

Section 162(m) of the Internal Revenue Code

Pursuant to Section 162(m) of the Internal Revenue Code of 1986 (the “Code”), publicly-held corporations are prohibited from deducting compensation paid to the named executive officers except the Chief Financial Officer, as of the end of the fiscal year, in excess of $1 million, unless the compensation is “performance-based.” Generally, it is the Human Resources and Compensation Committee’s policy that the long-term incentive compensation paid to executive officers qualifies for deductibility to the extent not inconsistent with DTG’s fundamental compensation policies. In furtherance of this policy, the Company has in the past requested that the stockholders re-approve the performance measures that may be used under the Plan in future years to satisfy the performance-based compensation requirements of Section 162(m) of the Code.

With respect to the Cash Incentive Plan, in prior years the Company determined that its need for flexibility in designing an effective compensation plan to meet our objectives and to respond quickly to marketplace needs has outweighed its need to maximize the deductibility of its annual compensation. The Human Resources and Compensation Committee will review this policy from time to time.

Common Stock Ownership Guidelines

DTG maintains Common Stock ownership guidelines to more closely align the interests of executives, including the named executive officers, with those of stockholders, ranging from one half of the annual base salary for the most junior executives to five times the annual base salary for the Chief Executive Officer if he or she is also serving as a director. Generally, each executive has five years from the later of (i) the date of hire and (ii) the date of promotion within which to attain the ownership guidelines set for his or her position.

As of the date of this Proxy Statement, each named executive officer is in compliance with the Common Stock ownership guidelines.

Summary Compensation Table

The following table provides certain summary information concerning compensation of DTG’s Chief Executive Officer and each of the other named executive officers of DTG for the fiscal year ended December 31, 2010.

2010 SUMMARY COMPENSATION TABLE

							Change in
							Pension Value
							and Non-
							Qualified
						Non-Equity	Deferred
Name and				Stock	Option	Incentive Plan	Compensation	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)(1)	(f)(1)	(g)(2)	(h)	(i)(3)	(j)

Scott L. Thompson,	2010	550,000	—	2,120,850	—	825,000	—	157,625	3,653,475
Chief Executive Officer,	2009	550,000	—	222,000	741,405	825,000	—	125,084	2,463,489
President and Director	2008	241,731	—	370,040	383,088	—	—	68,920	1,063,779
H. Clifford Buster III,	2010	300,000	—	962,693	—	337,500	—	93,144	1,693,337
Senior Executive Vice President	2009	300,000	—	—	444,843	337,500	—	82,506	1,164,849
and Chief Financial Officer	2008	50,769	—	—	41,430	—	—	10,141	102,340
R. Scott Anderson,	2010	425,000	—	754,080	—	478,125	—	125,070	1,782,275
Senior Executive Vice President,	2009	425,000	—	—	444,843	478,125	—	83,897	1,431,865
Global Operations	2008	379,082	—	45,817	183,728	—	—	38,292	746,919
Vicki J. Vaniman,	2010	285,000	—	424,170	—	256,500	—	88,980	1,054,650
Executive Vice President and	2009	285,000	—	—	296,562	256,500	—	61,060	899,122
General Counsel	2008	272,885	—	180,802	170,158	—	—	35,423	659,268
Rick L. Morris,	2010	250,000	—	329,910	—	225,000	—	79,806	884,716
Executive Vice President and	2009	250,000	—	—	296,562	225,000	—	56,181	827,743
Chief Information Officer

(1)	The amount shown in column (e), with respect to Performance Units and Restricted Stock Units, and column (f), with respect to Option Rights, for each named executive officer reflects the grant date fair value in accordance with ASC 718 for awards pursuant to the Plan. The December 3, 2010 grant date fair value of the Performance Units to the named executive officers is based on a performance condition only. For Mr. Buster, the amounts shown in column (e) for 2010 includes a portion related to the 2008-2010 Performance Period based on the October 8, 2010 grant date stock price of $48.29.

(2)	The Company’s non-equity incentive plan, the Cash Incentive Plan, as shown in column (g) is a cash incentive compensation plan that pays out based on the level of Corporate Adjusted EBITDA achieved for the year. Awards are allocated based on established target levels and the Human Resources and Compensation Committee has the discretion, along with input from management, to adjust the awards based on individual performance. The maximum limitation on the award payment is 150% of the target as a percentage of base pay. The Company exceeded the maximum target of Corporate Adjusted EBITDA in 2010, and therefore incentive compensation was paid to the named executive officers at the highest level as described in the 2010 Executive Compensation Plan (150% of target) and no discretionary adjustments were made to the awards.

(3)	The amount shown in column (i) includes the following:

(a)	for each named executive officer, the Company’s contribution to the 401(k) plan and the Deferred Compensation Plan. The amounts attributable to the Company’s contributions for the Deferred Compensation Plan for each named executive officer are as follows: Mr. Thompson, $82,500; Mr. Buster, $45,000; Mr. Anderson, $63,750; Ms. Vaniman, $42,750; and Mr. Morris, $37,500.

(b)	for each named executive officer, the aggregate incremental cost to the Company for the following benefits: (i) supplemental executive life insurance, (ii) supplemental long-term disability insurance premiums, (iii) health club dues reimbursement; and (iv) vehicle allowance. No amount attributable to each such perquisite or benefit for each named executive officer exceeds the greater of $25,000 and 10% of the total amount of perquisites for such named executive officer.

(c)	a pay out of Paid Time Off (“PTO”) due to the change in the PTO plan of the Company, effective January 1, 2010.

Grants of Plan-Based Awards

The following table provides certain summary information concerning grants of plan-based awards to the named executive officers for the fiscal year ended December 31, 2010.

2010 GRANTS OF PLAN-BASED AWARDS

								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise or	Grant Date
								Number of	Number of	Base Price	Fair Value
		Estimated Future Payouts Under Non-			Estimated Future Payouts Under			Shares of	Securities	of Option	of Stock
		Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards			Stock or	Underlying	or Stock	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Scott L. Thompson		$137,500	$550,000	$825,000
Performance Units	12/3/10							45,000		$47.13	$2,120,850
H. Clifford Buster III		$56,250	$225,000	$337,500
Performance Units	10/8/10							4,320		$48.29	$208,613
Performance Units	12/3/10							16,000		$47.13	$754,080
R. Scott Anderson		$79,688	$318,750	$478,125
Performance Units	12/3/10							16,000		$47.13	$754,080
Vicki J. Vaniman		$42,750	$171,000	$256,500
Performance Units	12/3/10							9,000		$47.13	$424,170
Rick L. Morris		$37,500	$150,000	$225,000
Performance Units	12/3/10							7,000		$47.13	$329,910

(1)	The Cash Incentive Plan provided for target payouts as follows: (a) 100% of base salary (Mr. Thompson); (b) 75% of base salary (Messrs. Buster and Anderson); and (c) 60% of base salary (Mr. Morris and Ms. Vaniman). There was a threshold amount of 25% of the target payment and a maximum limitation on the award payment of 150% of the target payout. The maximum amounts are included in column (g) of the Summary Compensation Table. For more information on the Cash Incentive Plan, see “Compensation Discussion and Analysis — Discussion of Elements of Compensation — 2010 Cash Incentive Compensation.”

(2)	The amounts shown in column (l) represent the aggregate grant date fair value computed in accordance with ASC 718.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain summary information concerning the outstanding equity awards of the named executive officers for the fiscal year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR END

		Option Awards					Stock Awards
										Equity
										Incentive
									Equity	Plan
									Incentive	Awards:
				Equity					Plan	Market or
				Incentive					Awards:	Payout
				Plan					Number of	Value of
				Awards:				Market	Unearned	Unearned
				Number of			Number of	Value of	Shares,	Shares,
				Securities			Shares or	Shares or	Units or	Units, or
		Number of Securities		Underlying			Units of	Units of	Other	Other
		Underlying		Unexercised	Option	Option	Stock That	Stock That	Rights that	Rights that
	Grant	Unexercised Options (#)		Unearned	Exercise	Expiration	Have Not	Have Not	Have Not	Have Not
Name	Date	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested ($)	Vested (#)	Vested ($)
(a)(1)		(b) (2)	(c)	(d)	(e)	(f)	(g)	(h)	(i)(3)	(j)

Scott L. Thompson
Stock Option(a)	5/23/08	0	35,800		$13.98	5/22/18
Stock Option(b)	5/23/08	25,850	25,850		$13.98	5/22/18
Stock Option(c)	10/13/08	131,667	65,833		$0.97	10/12/18
Stock Option(d)	5/14/09	50,000	200,000		$4.44	5/13/19
Restricted Stock Units(b)	5/23/08						6,774	$320,139
Restricted Stock Units(c)	10/13/08						16,670	$787,824
Restricted Stock Units(d)	5/14/09						40,000	$1,890,400
Performance Units	5/23/08								18,900	$893,214
Performance Units	12/3/10								45,000	$2,126,700
H. Clifford Buster III
Stock Options(c)	10/21/08	66,667	33,333		$0.77	10/20/18
Stock Options(d)	5/14/09	30,000	120,000		$4.44	5/13/19
Performance Units	10/8/10								8,640	$408,326
Performance Units	12/3/10								16,000	$756,160
R. Scott Anderson
Stock Options(a)	1/31/08	0	12,054		$24.38	1/30/18
Stock Options(c)	10/13/08	83,334	41,666		$0.97	10/12/18
Stock Options(d)	5/14/09	30,000	120,000		$4.44	5/13/19
Performance Units	1/31/08								11,962	$565,324
Performance Units	12/3/10								16,000	$756,160
Vicki J. Vaniman
Stock Options(a)	1/31/08	0	14,947		$24.38	1/30/18
Stock Options(c)	10/13/08	30,000	15,000		$0.97	10/12/18
Stock Options(d)	5/14/09	20,000	80,000		$4.44	5/13/19
Performance Units	1/31/08								14,832	$700,960
Performance Units	12/3/10								9,000	$425,340
Rick L. Morris
Stock Options(a)	1/31/08	0	7,715		$24.38	1/30/18
Stock Options(c)	10/13/08	30,000	15,000		$0.97	10/12/18
Stock Options(d)	5/14/09	20,000	80,000		$4.44	5/13/19
Performance Units	1/31/08								7,656	$361,822
Performance Units	12/3/10								7,000	$330,820

(1)	The vesting schedules for the Stock Option Rights and Restricted Stock Units awards shown in column (a), identified by grant date, is as follows:

(a)	Stock Option Rights with grant dates of May 23, 2008 and January 31, 2008 vest in full on May 22, 2011 and January 31, 2011, respectively.

(b)	Stock Option Rights and Restricted Stock Units granted to Mr. Thompson on May 23, 2008 vest in four equal annual installments beginning on May 22, 2009.

(c)	Stock Option Rights with grant dates of October 13, 2008 and October 21, 2008, and Restricted Stock Units with a grant date of October 13, 2008 vest in three equal annual installments beginning on October 31, 2009 (for the Stock Option Rights) and October 13, 2009 (for the Restricted Stock Units).

(d)	Stock Option Rights with a grant date of May 14, 2009 and Restricted Stock Units with a grant date of May 14, 2009 vest 20% on each of May 13, 2010 and May 13, 2011, and the remaining 60% vest on May 13, 2012.

(2)	All Stock Option Rights listed in column (b) are fully vested. These Stock Option Rights expire 10 years from the respective grant date.

(3)	Performance Units granted to executives for the 2008-2010 Performance Period are subject to adjustment based on performance against certain management objectives. The Performance Units vest immediately upon approval by the Human Resources and Compensation Committee following completion of the Performance Period. Performance Units granted for the 2008-2010 Performance Period were paid on March 2, 2011 at 200% of target based on the performance during the 2008-2010 Performance Period. Performance Units granted on December 3, 2010 as shown in column (i) above will be adjusted following a one-year performance period of 2011 and, if the specified Corporate Adjusted EBITDA has been met for 2011, will be paid in 2012 and 2013 based on the continued employment of the named executive officers with the Company at the time of the payment.

Option Exercises and Stock Vested

The following table provides certain summary information concerning the exercise of non-qualified Option Rights and vesting of Performance Units and Restricted Stock Units awards made under the Plan for each of the named executive officers for the fiscal year ended December 31, 2010.

2010 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
	Number of Shares
	Acquired on	Value Realized on	Number of Shares	Value Realized on
	Exercise	Exercise	Acquired on Vesting	Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)(1)

Scott L. Thompson	-0-	-0-	10,000	494,200
			3,388	155,645
			16,665	810,752
H. Clifford Buster III	-0-	-0-	-0-	-0-
R. Scott Anderson	25,800	1,325,346	7,325	225,024
Vicki J. Vaniman	-0-	-0-	5,027	154,429
Rick L. Morris	-0-	-0-	3,232	99,287

(1)	The value shown in column (e) is computed by multiplying the number of Shares by the closing price per Share on the date of vesting. Mr. Thompson’s 10,000 shares vested on May 13, 2010 at the closing share price of $49.42, his 3,388 Shares vested on May 22, 2010 at a closing Share price on May 24, 2010 of $45.94 and his 16,665 Shares vested on October 13, 2010 at a closing Share price of $48.65. Messrs. Anderson’s and Morris’s and Ms. Vaniman’s Shares of 7,325, 3,232 and 5,027, respectively, vested on March 4, 2010 at a closing Share price of $30.72.

Nonqualified Deferred Compensation

The following table provides certain summary information concerning nonqualified deferred compensation of the named executive officers of DTG during the fiscal year ended December 31, 2010.

2010 NONQUALIFIED DEFERRED COMPENSATION

			Aggregate
	Executive	Registrant	Earnings/	Aggregate	Aggregate
	Contributions in	Contributions in	Losses in	Withdrawals/	Balance
	Last FY	Last FY	Last FY	Distributions	at Last FYE
Name	($)	($)	($)	($)	($)
(a)	(b)	(c)(1)	(d)(2)	(e)	(f)

Scott L. Thompson	-0-	82,500	21,771	-0-	196,733
H. Clifford Buster III	-0-	45,000	9,610	-0-	99,656
R. Scott Anderson	-0-	63,750	14,650	-0-	151,146
Vicki J. Vaniman	-0-	42,750	482,007	-0-	1,129,525
Rick L. Morris	-0-	37,500	71	-0-	81,014

(1)	The amount shown in column (c) for each named executive officer is also reported as compensation to such named executive officer in column (i) of the Summary Compensation Table. These contributions were made pursuant to the Deferred Compensation Plan.

(2)	The total amount shown in column (d) for each named executive officer is the aggregate earnings during the last fiscal year, and reflects the increase in the value of the Common Stock in the participant’s deferred compensation account during 2010 and/or market rate of interest, and is not shown as compensation to such named executive officers in any column of the Summary Compensation Table.

For more information on the Deferred Compensation Plan and its predecessor plans, see “Compensation Discussion and Analysis — Discussion of Elements of Compensation — Supplemental Retirement Benefits.”

Potential Payments Upon Termination or Change in Control

Introduction

The tables set forth below provide certain summary information concerning the amount of compensation that would be payable to each of the named executive officers upon a termination of employment or upon a change in control of DTG. The amounts in the tables assume that such termination or change in control was effective as of December 31, 2010, and therefore include amounts earned through such date and are estimates of the amounts which would be paid out to each executive. None of the named executive officers have any agreement that provides, nor do any of the named executive officers participate in a plan that provides for the payment of any severance or provision of any benefit continuation in the event of a termination of employment other than a termination of employment that follows a change in control of DTG.

The amounts listed below under “severance” and “benefit continuation” (other than amounts relating to a change in control) are those that may be provided, in the sole discretion of the Company, to the executive pursuant to general severance guidelines (the “Severance Guidelines”) established by the Company and applicable to all employees generally. Any payments to be made pursuant to the Deferred Compensation Plan and its predecessor plans are payable in accordance with their terms and are not referenced below. For more information, see the “2010 Nonqualified Deferred Compensation Table” above and the description of such plan in “Compensation Discussion and Analysis — Discussion of Elements of Compensation — Supplemental Retirement Benefits” section above. Mr. Thompson is party to the Employment Continuation Agreement and the other named executive officers participate in the Employment Continuation Plan (together, the “Employment Continuation Arrangements”), both of which provide certain payments and benefits in the event of a change in control or a termination of employment thereafter. The actual payments to be made, and value of benefits to be provided, can only be determined at the time of such executive’s separation from DTG. The actual severance and benefits received under each scenario are discussed in the narrative preceding each table.

Payments Made Upon Involuntary Termination With Cause or Voluntary Termination (Other Than Retirement)

In general, no payments are made (other than payments required by law, such as accrued vacation) and no benefits are provided, and all outstanding Option Rights, as well as any outstanding Performance Units or Restricted Stock Units, are forfeited. In the absence of a change in control of the Company, “cause” means misconduct of the named executive officer that is willful or involves gross negligence, as determined by DTG.

Payments Made Upon Involuntary Termination Without Cause or Due to a Reduction in Force

The Severance Guidelines provide that in the event of an involuntary termination without cause, the Company, with the approval of the Human Resources and Compensation Committee, has the discretion to provide the named executive officers with (i) a minimum of 26 weeks of salary plus a prorated bonus pursuant to the annual Cash Incentive Plan, (ii) continuation of health benefits during the period of salary continuation and (iii) continuation of the vehicle allowance for the period of salary continuation. The table below utilizes a one-year severance for salary and the actual bonus amount paid to the named executive officers for 2010. In no event do the Severance Guidelines or any other guidelines, agreements or policies entitle the named executive officers to such payments and benefits. In general, unvested Option Rights are forfeited and vested Option Rights are exercisable until the earlier of six months after termination and the expiration date of the Options Rights. Target Performance Units will be prorated (based on the days employed by the Company during the Performance Period and at the current accounting accrual rate at the time of termination) and paid by March 15 of the year following the Performance Period and based on actual Company performance during the Performance Period. Restricted Stock Units are also prorated based on days of service with the exception of the May 14, 2009 grant to Mr. Thompson, which provides that the Restricted Stock Units will be forfeited to the extent not vested. Notwithstanding the foregoing, in the event the termination is in connection with a reduction in force, the vested Option Rights may be exercised (if prior to the stated expiration date) for a period equal to the greater of (a) six months after termination and (b) two times the number of weeks of salary for the period of salary continuation, but not to exceed one year.

INVOLUNTARY TERMINATION WITHOUT CAUSE OR DUE TO REDUCTION IN FORCE

			Equity Awards
			Vesting of	Vesting of
			Performance	Restricted
		Benefits	Shares or	Stock &	Accrued
Name	Severance	Continuation	Units	Options	Vacation	Total ($)
(a)	(b)(1)	(c)	(d)	(e)	(f)	(g)

Scott L. Thompson	$1,375,000	$25,832	$—	$790,803	$67,692	$2,259,327
H. Clifford Buster III	$637,500	$20,870	$—	$—	$36,923	$695,293
R. Scott Anderson	$903,125	$21,105	$—	$—	$52,308	$976,538
Vicki J. Vaniman	$541,500	$19,544	$—	$—	$35,077	$596,121
Rick L. Morris	$475,000	$25,832	$—	$—	$30,769	$531,601

(1)	The amounts in column (b) for each named executive officer include one year of base salary and the actual incentive compensation earned.

Payments Made Upon Retirement, Death or Disability

In general, no severance payments are made, and no benefits are provided, upon a termination of employment as the result of the named executive officer’s retirement, death or disability. In the case of retirement, Option Rights continue to vest in accordance with the option grant agreements, and vested Option Rights are exercisable for up to three years from the retirement date, but in no event shall any Option Right be exercisable after the expiration date. Restricted Stock Units will be prorated as of the date of retirement, and the remaining unvested Restricted Stock Units are forfeited (with the exception of the May 14, 2009 Restricted Stock Unit grant, which will continue to vest in accordance with the terms of the grant). All Performance

Units will be prorated based on the accounting accrual rate at the time of retirement if retirement occurs prior to the completion of the Performance Period and will vest in full if retirement occurs following the Performance Period. In the event of death or disability, unvested Option Rights are forfeited, and vested Option Rights are exercisable for up to six months from the date of death or disability, provided that in no event shall any Option Right be exercisable after the expiration date. Performance Units, if the termination occurs prior to the completion of the Performance Period, will be prorated (based on the days employed during the Performance Period and at the current accounting accrual rate at the time of termination), and paid by March 15 of the year following termination. Restricted Stock Units are also prorated based on days of employment with the exception of the May 14, 2009 grant to Mr. Thompson, which provides that the Restricted Stock Units will continue to vest as scheduled, pursuant to the grant agreement.

“Retirement” for the grants relating to the 2008-2010 Performance Period is defined as the named executive officer’s voluntary termination of employment if, as of the date of termination, he or she is (a) age 61 or older with five or more years of service with the Company or (b) has 20 or more years of service with the Company. For the purposes of the Performance Units Grant Agreement dated December 3, 2010, “Retirement” is defined as the voluntary termination of employment by a named executive officer if, as of the date of such termination, he or she is age 62 or older with at least five years of service with the Company.

PAYMENTS MADE UPON RETIREMENT, DEATH OR DISABILITY

			Equity Awards
			Vesting of	Vesting of
			Performance	Restricted
		Benefits	Shares or	Stock &	Accrued	Total
Name	Severance	Continuation	Units	Options	Vacation	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Scott L. Thompson	$—	$—	$893,214	$790,803	$67,692	$1,751,709
H. Clifford Buster III	$—	$—	$408,326	$—	$36,923	$445,249
R. Scott Anderson	$—	$—	$565,324	$—	$52,308	$617,632
Vicki J. Vaniman	$—	$—	$700,960	$—	$35,077	$736,037
Rick L. Morris	$—	$—	$361,822	$—	$30,769	$392,591

Payments Made Upon a Change in Control

DTG has entered into an Employment Continuation Agreement with Mr. Thompson and an Employment Continuation Plan in which Messrs. Anderson, Buster and Morris and Ms. Vaniman (the “Participating NEOs”) are participants. The following is a description of the payments and benefits provided pursuant to the Employment Continuation arrangements in the event of a change in control and in the event the executive’s employment is terminated within the two-year period immediately following a change in control. Where provided, “prorata bonuses” are determined based upon the greater of actual performance and target payout within the meaning of the applicable bonus plan, and “continuation of benefits” means the perquisites, benefits and service credits for benefits provided under any retirement, deferred compensation, income and welfare benefit policies, plans and arrangements in which the employee is entitled to participate.

Generally, a change in control of DTG is deemed to occur upon the happening of any of the following events:

1. DTG is merged, consolidated or reorganized into another corporation or other legal person, unless, in each case, immediately following such merger, consolidation or reorganization, the stock entitled to vote generally in the election of the Board (the “Voting Stock”) of DTG outstanding immediately prior to such merger, consolidation or reorganization continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such merger, consolidation or reorganization (including, without limitation, an entity which as a result of such merger, consolidation or reorganization owns DTG or all or substantially all of DTG’s assets either directly or through one or more subsidiaries);

2. DTG sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person, unless, in each case, immediately following such sale or transfer, the Voting Stock of DTG outstanding immediately prior to such sale or transfer continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 60% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such sale or transfer (including, without limitation, an entity which as a result of such transaction owns DTG or all or substantially all of DTG’s assets either directly or through one or more subsidiaries);

3. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more or the combined voting power of the Voting Stock of DTG then outstanding after giving effect to such acquisition; or

4. Individuals who, as of December 9, 2008, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to December 9, 2009 whose election or nomination for election by DTG’s stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of DTG in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to be or have been a member of the Incumbent Board.

Notwithstanding the foregoing, a change in control shall not be deemed to occur unless the events that have occurred would also constitute a “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Final Regulation 1.409A-3(j)(5), or any successor regulation thereto.

Involuntary Termination Without Cause or for Good Reason

In the event of an involuntary termination without cause or for good reason on the date of or within the two years immediately following the occurrence of a change in control, the named executive officer will receive (a) a severance payment equal to three times base salary (Mr. Thompson) or two and one-half times base salary (the Participating NEOs), plus (b) three times (Mr. Thompson) or two and one-half times (the Participating NEOs) the greater of (i) the average of the annual incentive payment made during the last two fiscal years, (ii) the amount of the annual incentive payment made in the fiscal year immediately preceding the fiscal year in which the change in control occurs, and (iii) the target bonus opportunity for the fiscal year in which the change in control occurs, plus (c) the greater of the actual or target incentive compensation amount, prorated for the year of termination and (d) benefit continuation for three years (Mr. Thompson) or two and one-half years (the Participating NEOs). All Option Rights are immediately vested and exercisable for the term of the grant. Performance Units and Restricted Stock Units will also immediately vest and become non-forfeitable.

In addition, the named executive officers will be provided with outplacement benefits of up to $35,000 for Mr. Thompson and up to $20,000 for each of the Participating NEOs. The named executive officers will also be entitled to a vehicle allowance for three years (Mr. Thompson) or two and one-half years (the Participating NEOs) in accordance with the policies and procedures of DTG, and Mr. Thompson will receive the benefit of a tax-gross up.

The Employment Continuation arrangements define “cause” as: (i) a criminal violation involving fraud, embezzlement or theft in connection with the employee’s duties or in the course of employment with the Company; (ii) intentional wrongful damage to property of the Company; or (iii) intentional wrongful disclosure of secret processes or confidential information of the Company and, in each case, such shall have been materially harmful to the Company. Good reason exists if (a) there is a failure to re-elect or maintain the executive in the same office or position with the Company, (b) there is a significant adverse change in the named executive officer’s authority, power and responsibilities, (c) there is a material reduction in pay, (d) there is a reduction, termination or denial of employee benefits, (e) the named executive officer determines that a change in DTG’s business has made him or her unable to substantially carry out his or her responsibilities, (f) the successor entity is liquidated, dissolved, merged, consolidated or reorganized or all of its assets are transferred unless the successor entity assumed all of the duties and obligations of DTG under the Employment Continuation Agreement, (g) DTG or the named executive officer’s work location is relocated in excess of 50 miles from the location prior to the change in control or in the case of Mr. Thompson, requires him to travel at least 20% more than the average number of days of travel required during the three full years prior to the change in control without his consent, or (h) DTG or its successor materially breaches the Employment Continuation Agreement or Employment Continuation Plan, as applicable. With respect to items (a) — (h), DTG has a 10-day period within which to remedy the default under the Employment Continuation Agreement and a 30-day period under the Employment Continuation Plan.

In addition, Mr. Thompson may terminate employment with DTG for any reason, or without reason, during the 30-day period immediately following the one year anniversary of the occurrence of the change in control and still receive all of the payments that he would have received in the event of an involuntary termination without cause due to a change in control of DTG.

INVOLUNTARY TERMINATION WITH CHANGE IN CONTROL

			Equity Awards
				Vesting of
			Vesting of	Restricted
			Performance	Stock &
		Benefits	Units	Options	Accrued	Outplacement		Total
Name	Severance(1)	Continuation	(2)	(3)	Vacation	Services	Gross-Up	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Scott L. Thompson	$4,125,000	$77,497	$3,019,914	$16,661,485	$67,692	$35,000	$3,954,862	$27,941,450
H. Clifford Buster III	$1,650,000	$52,176	$1,164,486	$6,688,051	$36,923	$20,000	$—	$9,611,636
R. Scott Anderson	$2,337,500	$52,762	$1,321,484	$7,342,915	$52,308	$20,000	$—	$11,126,969
Vicki J. Vaniman	$1,396,500	$48,860	$1,126,300	$4,461,937	$35,077	$20,000	$—	$7,088,674
Rick L. Morris	$1,225,000	$64,581	$692,643	$4,296,469	$30,769	$20,000	$—	$6,329,462

(1)	The amounts in column (b) for each named executive officer include three times base salary (Mr. Thompson) or two and one-half times base salary (the Participating NEOs) plus three times (Mr. Thompson) or two and one-half times (the Participating NEOs) the target incentive compensation opportunity for the year 2010, plus the actual incentive compensation for the year 2010, as the change in control date is assumed to be December 31, 2010.

(2)	The amounts in column (d) for the named executive officers include 200% of the target award for the Performance Unit Plan covering the 2008-2010 Performance Period, as provided for in such plan and the granted awards under the December 3, 2010 Performance Units Grant Agreement, as provided for in such agreement.

(3)	The amounts in column (e) for the named executive officers include the value of the outstanding and unvested Option Rights and Restricted Stock Units.

Continued Employment

In the event the named executive officer’s employment continues following a change in control of DTG, the named executive officer will receive, as of the date of the change in control, a prorated portion of the outstanding target Performance Units for the 2008-2010 Performance Period, and the one-year Performance Period for the Performance Units granted in December 2010 will be deemed to have been completed and all management objectives deemed to have been met, and the Performance Units will continue to vest in accordance with the terms of that grant agreement. Mr. Thompson will also receive the unvested portion of the Restricted Stock Unit grant dated May 23, 2008 (with reinstatement rights of the forfeited portion of the awards should a termination of employment occur within two years following the change in control). All outstanding non-qualified Option Rights shall immediately vest and remain exercisable until the applicable expiration date. The Restricted Stock Units granted to Mr. Thompson, other than those granted on May 23, 2008 discussed above, will immediately vest and become non-forfeitable.

CHANGE IN CONTROL — CONTINUED EMPLOYMENT

			Equity Awards
				Vesting of
			Vesting of	Restricted
			Performance	Stock &
		Benefits	Units	Options	Accrued	Outplacement	Total
Name	Severance	Continuation	(1)	(2)	Vacation	Services	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Scott L. Thompson	$—	$—	$893,214	$16,550,106	$—	$—	$17,443,320
H. Clifford Buster III	$—	$—	$408,326	$6,688,051	$—	$—	$7,096,377
R. Scott Anderson	$—	$—	$565,324	$7,342,915	$—	$—	$7,908,239
Vicki J. Vaniman	$—	$—	$700,960	$4,461,937	$—	$—	$5,162,897
Rick L. Morris	$—	$—	$361,822	$4,296,469	$—	$—	$4,658,291

(1)	The amounts in column (d) for the named executive officers include 200% of the target award for the Performance Unit Grant Plan covering the 2008-2010 Performance Period, as provided for in such plan.

(2)	The amounts in column (e) include the full vesting of all outstanding and unvested Option Rights and Restricted Stock Units with the exception of the May 23, 2008 grant of Restricted Stock Units to Mr. Thompson. These Restricted Stock Units are included in column (e) on a pro rata basis based on the days of employment from May 23, 2008 through the date of the change in control (with reinstatement rights of the forfeited units if employment is terminated within two years of the change in control).

Other Terms

Pursuant to the Employment Continuation arrangements, each named executive officer covenants and agrees not to disclose any confidential or proprietary information of DTG or its subsidiaries, or, without DTG’s consent, directly or indirectly, attempt to influence, persuade or induce, or assist any other person in so influencing, persuading or inducing, any employee of DTG or its subsidiaries to give up, or not to commence, employment or a business relationship with DTG or its subsidiaries. In addition, each named executive officer is required to execute a release, the form of which is contained in the Employment Continuation arrangements in order to receive any benefits under the Employment Continuation arrangements.

Upon death or disability of a named executive officer, he or she is not entitled to any severance compensation or benefits under the Employment Continuation arrangements.

Equity Compensation Plan Information

The following table sets forth certain information for the fiscal year ended December 31, 2010 with respect to the Plan under which the Common Stock of the Company is authorized for issuance.

Number of Securities
Remaining Available for
	Number of Securities to	Weighted-Average	Future Issuance Under
	be Issued Upon Exercise	Exercise Price of	Equity Compensation
	of Outstanding Options,	Outstanding Options,	Plans (Excluding
Plan Category	Warrants and Rights	Warrants and Rights	Securities in Column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	2,276,564	$5.73	348,058
Equity compensation plans not approved by security holders	None	None	None
Total	2,276,564	$5.73	348,058 (1)

(1)	At December 31, 2010, total Common Stock authorized for issuance was 2,909,728 Shares, which included 2,276,564 unexercised Option Rights, and 285,106 Performance Units, assuming a maximum payout for all nonvested Performance Units. The Performance Units ultimately issued will likely differ due to achievement of performance targets (refer to Item 8 — Note 13 of Notes to Consolidated Financial Statements as set forth in DTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010). The remaining Common Stock available for future issuance at December 31, 2010 is 348,058 Shares.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

DTG has established policies and procedures as part of its overall corporate compliance policies for the review and approval, ratification or disapproval of related party transactions. Related parties include directors, director nominees, executive officers, beneficial owners of more than 5% of the Shares and their respective immediate family members. Transactions subject to review include any business or commercial transaction, arrangement or relationship. The Governance Committee is authorized to review and determine whether any related party transaction should be approved or ratified. In making this determination, the Governance Committee considers whether the transaction is fair and reasonable to the Company and consistent with the best interests of the Company and its stockholders. If the Governance Committee determines not to approve or ratify a related party transaction, the matter may be referred to legal counsel for review and consultation regarding possible further action, including termination of the transaction on a prospective basis, rescission of the transaction or modification of the transaction in a manner that would permit it to be ratified and approved by the Governance Committee. There have been no related party transactions since January 1, 2010.